Exhibit 99.1

Barrick Mining Corporation Notice of Annual Meeting of Shareholders May 8, 2026 Information Circular BARRICK NYSE : B TSX : ABX

Inside this Circular

Barrick Mining Corporation | 2026 Circular	I

March 27, 2026
Letter from the Chairman

Dear Fellow Shareholders,

Over the past year, Barrick’s leaders largely met or exceeded the goals we set out to you. We met gold and copper production guidance. We generated record operating cash flow of $7.7 billion and free cash flow of $3.9 billion. We increased net earnings by 133%. We returned a record $2.4 billion to shareholders. We resolved our disputes in Mali and regained control of the Loulo-Gounkoto complex. We optimized the portfolio by selling several assets for total cash proceeds of over $2.1 billion. We doubled Fourmile’s resource, confirming it as one of the most significant discoveries of the century. While these achievements are meaningful, we are neither complacent nor satisfied. We can always do better, and we will, especially in ensuring the safety of our people.

Our strategy remains straightforward. We concentrate our capital on Tier One assets that can deliver low-cost production over long lives. We grow the business organically through exploration, disciplined project development, and selective acquisitions that strengthen the portfolio. We maintain strict capital discipline to grow per-share value not just now but over the long-term, whatever the gold price may be. We continue to optimize the portfolio and pursue structural initiatives that unlock greater value for our fellow owners.

Last fall, the Board elevated Mark Hill to Group COO and Interim President and CEO, and earlier this year we made him permanent CEO. He has thirty years of mining experience, twenty of them with us. Barrick’s DNA—our partnership culture, our balance of ambition with discipline, our obsession with talent and execution—is in his bones. Since his appointment, we are already seeing greater discipline in our operations, more effective use of our deep bench of talent, and renewed focus on safety and asset reliability.

What will our next chapter look like? Some things will change, while the essentials will stay the same.

The primary change will be to our structure. For many years, we have viewed our shares as undervalued. We have a global portfolio of Tier One assets that produce consistent free cash flow, which today are scarce and very difficult to acquire. Our fully funded organic growth projects should increase our production volumes and grow per-share value well into the future. All our assets, save a very few, are among the most attractive in their jurisdictions, and we have a sterling balance sheet, with substantial liquidity and a significant net cash position. We are in a unique position to take bold and creative steps to unlock even more value and optimize the whole.

The first such step is to pursue an IPO of a company that will hold Barrick’s premier North American gold assets: our joint venture interests in Nevada Gold Mines and Pueblo Viejo, and our wholly-owned Fourmile discovery. We will retain a significant controlling majority interest in North American Barrick and continue to benefit financially from it. We expect the IPO to be completed by the end of 2026. In our view North American Barrick will be the most attractive pure gold company in the world, located in the most attractive jurisdiction, with the strongest proven growth pipeline. We would expect to see that value reflected over time in its share price and in the share price of the Barrick parent company. Of our remaining portfolio, we will reduce our

II	Barrick Mining Corporation | 2026 Circular

exposure to today’s higher-risk jurisdictions, enhance the value of our remaining assets through disciplined investment and strategic initiatives, and strengthen the whole with targeted acquisitions. The resulting structure will attract new shareholders and give our existing owners more tailored exposure to different jurisdictions, metals, and portfolio growth opportunities.

Even as we pursue these structural changes, we will never change who we are or how we work. We will remain tireless in our commitment to growing per-share value for you, our fellow owners. We will be relentless in our pursuit of ever-improving safety and performance. We will continue to use technology, particularly AI, to make us safer, more efficient, and more responsible. We will maintain unwavering discipline in capital allocation, with an uncompromising eye on growing free cash flow per share. We will be responsible stewards of the natural world and invest in the health, education, and well-being of our host communities. We will be good partners: responsible, accountable, faithful.

We are pleased to invite you to Barrick’s Annual Meeting of Shareholders on May 8, 2026. You will hear from our leaders and be able to ask about our plans and vote on vital matters. Please join us. As our fellow partners, you are vital to our success. You can find details on how to participate in our Information Circular.

It is a privilege to work on your behalf.

John L. Thornton

Chairman

Barrick Mining Corporation | 2026 Circular	III

March 27, 2026
Letter from the Lead Director

Dear Fellow Shareholders,

I am pleased to write to you for the first time as Barrick’s new Lead Director, following Brett Harvey’s steadfast service over more than a decade. Over the past year, the Board of Directors provided strategic leadership and oversight across a range of matters.

In September 2025, we appointed Mark Hill as Group COO and Interim President and CEO, following Mark Bristow’s many years of capable leadership. Brett Harvey subsequently led an ad hoc committee on succession, which conducted an extensive search for a permanent CEO. Earlier this year, the Board appointed Mark as President and CEO to lead the Company through the planned IPO process of Barrick’s North American gold assets.

Following Mark Hill’s appointment, the Board worked closely with him as he restructured the Company’s executive leadership team to suit the evolving needs of the Company. A smaller c-suite with fewer reports is better tailored to our more focused portfolio. The new team is tighter and more agile. It can respond faster and more effectively to an ever-accelerating world. It can set strategy with greater focus and drive it with greater urgency.

In December 2025, the Board unanimously authorized the Company’s management team to explore an IPO of a company that will hold Barrick’s premier North American gold assets. Management and its advisors conducted a thorough and rigorous analysis, and earlier this year the Board authorized management to proceed with the IPO, which we expect to be completed by the end of 2026.

Over the course of 2025, the Board reviewed and oversaw management’s efforts to optimize our portfolio, which is now higher in quality and lower in risk. At the same time, we also drove growth. We doubled the resource at Fourmile. We advanced the planned expansion of the Lumwana Copper Mine in Zambia. For the Pueblo Viejo life-of-mine expansion, we built hundreds of new homes, resettled families, and built several critical infrastructure projects.

The Board was also deeply involved in the Company’s resolution of its disputes in Mali, which has allowed us to regain control of the Loulo-Gounkoto complex. We remain steadfast in our commitment to maintaining and building trust with all of our partners around the world.

In 2025, the Company fell short in its commitment to safety. Four of our people lost their lives; one is too many. The Board and management believe safety is our number one priority. Every one of our people must go home safe and healthy at the end of the day, every day, without fail. In 2025, the Board’s Compensation Committee increased the weighting for Safety in our API scorecard performance from 10% to 15%. The Company has begun an independent review of our safety culture, standards, and practices. We are committed to achieving zero harm and zero deaths in 2026 and every year.

Barrick remains committed to returning value to you. In 2025, we returned a record $2.4 billion to shareholders. In November 2025, the Board approved a 25% increase in the quarterly base dividend. At our February 2026 meeting, we announced a $0.42 per

IV	Barrick Mining Corporation | 2026 Circular

share dividend in respect of performance for the fourth quarter of 2025, representing an increase of 140% over the third quarter. We also announced a new dividend policy. Starting in the fourth quarter of 2025, we are targeting a total payout of 50% of attributable free cash flow on an annualized basis, comprised of a fixed base quarterly dividend of $0.175 per share and a performance top-up component at each year-end based on the attributable free cash flow during the year. With our focus now on cash returns, the Board has determined not to renew the annual share buyback program.

Barrick maintains industry-leading equity holding requirements for both our Board and our executives. These requirements create a culture of deep financial and emotional ownership, aligning our leaders’ interests with those of long-term shareholders. At year-end, the Chairman held more than 2.7 million Barrick Shares, the CEO held more than 256 thousand Barrick Shares, and Named Executive Officers excluding the former President and Chief Executive Officer collectively owned more than 1.3 million Barrick Shares.

To ensure that Barrick thrives in the twenty-first century, the Board continues to drive the Company’s obsession with talent, both among management and the Board. Following a rigorous selection process to identify and evaluate potential Board candidates, we were pleased to add Pekka Vauramo to our Board. Pekka brings more than two decades of experience successfully leading global companies, including most recently in the mining services sector. Earlier in 2026, we added Robert Samek. From his over thirty years of experience as a senior leader at McKinsey, Robert has advised many of the world’s leading mining and natural resources companies. The Board also maintained its commitment to diversity in the broadest and deepest sense. Our directors hail from every geographic region where we operate, and our Board reflects a diversity of background, perspective, and expertise.

We are grateful for your ongoing trust in us as we lead the Company on your behalf.

Loreto Silva

Lead Director

Barrick Mining Corporation | 2026 Circular	V

Notice of 2026 Annual Meeting

Meeting Information

Date:	May 8, 2026

Time:	10:00 a.m. (Toronto time)

Location:	meetings.lumiconnect.com/400-059-668-044

Fellow Shareholders:

You are invited to attend Barrick’s 2026 Annual Meeting of Shareholders (the Meeting) at which you will be asked to:

•	Elect nine director nominees;

•	Appoint PricewaterhouseCoopers LLP as our auditor for 2026; and

•	Approve our non-binding advisory vote on our approach to executive compensation.

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

In order to facilitate engagement with shareholders, Barrick is pleased to host a virtual meeting format for this year’s Meeting that shareholders may attend by way of a live webcast regardless of their geographic location. Registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal that may be accessed at meetings.lumiconnect.com/400-059-668-044 by following the instructions set out in the Circular. Non-registered shareholders must carefully follow the procedures set out in the Circular in order to vote virtually and ask questions through the online portal. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting, but will not be able to ask questions or vote. Please refer to the section of the Circular entitled “Meeting and Voting Information” for additional details.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Barrick Shares). You are eligible to vote your Barrick Shares if you were a shareholder of record at the close of business on March 9, 2026. You may vote via the Internet webcast or by proxy. See page 5 for further instructions on how you can vote.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor, by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors,

Joseph Heckendorn

Senior Vice-President, Corporate Secretary

and Associate General Counsel

March 27, 2026

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the holders of common shares of Barrick. “We”, “us”, “our”, the “Group”, the “Company”, and “Barrick” refer to Barrick Mining Corporation, unless otherwise indicated. Information in this Circular is as of March 26, 2026, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2025 reported by the Bank of Canada was US $1.00 = Cdn $1.3978.

Barrick Mining Corporation | 2026 Circular	1

Key Terms

After-Tax Shares	Barrick Shares that are purchased on the open market with after-tax compensation proceeds

API	Annual Performance Incentive

API Scorecards	Annual Performance Incentive Scorecards

Articles	The Notice of Articles and the Articles of Continuation of Barrick

Audit Services Policy	Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services

Barrick Shares	Common shares of Barrick

BCBCA	Business Corporations Act (British Columbia)

Board of Directors or Board	Board of Directors of Barrick

Change in Control Plan	Partner Change in Control Severance Plan

Circular	This 2026 Information Circular

Class 1 Environmental Incident	An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife

Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy

Code	Code of Business Conduct and Ethics

DSUs	Deferred Share Units

E&S Committee	Environmental & Social Oversight Committee

ESG	Environmental, Social, and Governance

Exchange Act	United States Securities Exchange Act of 1934, as amended

Executive Leadership Team	Barrick’s Executive Leadership Team, comprised of the Company’s six most senior executive officers, being the President and Chief Executive Officer, the Senior Executive Vice-President, Chief Financial Officer, the Chief Development Officer, the Chief Legal and Policy Officer, the Chief Global Affairs Officer, and the Chief Human Resources Officer

GDX	VanEck Gold Miners Exchange Traded Fund

GHG	Greenhouse Gas

Global Peer Group	Agnico Eagle Mines Limited, Anglo American plc, AngloGold Ashanti plc, Antofagasta plc, BHP Group Limited, First Quantum Minerals Ltd., Freeport McMoran Inc., Gold Fields Limited, Kinross Gold Corporation, Newmont Corporation, Rio Tinto Ltd., South32 Limited, Teck Resources Limited, Canadian Natural Resources Ltd., Cenovus Energy Inc., Occidental Petroleum Corporation, and Suncor Energy Inc.

IPO	Initial Public Offering

LTI	Long-Term Incentives

LTIFR	Lost-Time Injury Frequency Rate, a ratio calculated as the product of the number of lost-time injuries and 1,000,000 hours, divided by the total number of hours worked

Meeting	2026 Annual Meeting, to be held on May 8, 2026

Named Executive Officers (NEOs)	President and Chief Executive Officer; Chief Operating Officer, Africa and Middle East, Chief Human Resources Officer; General Counsel and Chief Compliance Officer; former President and Chief Executive Officer; and the former Senior Executive Vice-President, Chief Financial Officer

Nevada Gold Mines	Nevada Gold Mines LLC, Barrick’s joint venture with Newmont Corporation in Nevada, USA

Non-Executive Directors	Directors who are not officers or employees of the Company

NYSE	New York Stock Exchange

Partners	Individuals who participate in the Partnership Plan

Partnership Plan	Provides Partners (including the NEOs) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan

PGSUs	Performance Granted Share Units

ROCE	Return on Capital Employed

RSUs	Restricted Share Units

SEC	U.S. Securities and Exchange Commission

Sustainability Scorecard	A scorecard that measures Barrick’s ESG performance based on key performance indicators that are aligned to priority areas set out in Barrick’s strategy

TCFD	Task Force on Climate-Related Financial Disclosures

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Tier One Copper Asset	An asset with a $3.00 per pound reserve with potential for five million tonnes or more of contained copper in support of at least 20 years life, annual production of at least 200,000 tonnes, with costs per pound in the lower half of the industry cost curve. Tier One Copper Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition

Tier One Gold Asset	An asset with a $1,400 per ounce reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. Tier One Gold Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition

TRIFR	Total Reportable Injury Frequency Rate, a ratio calculated as the product of the number of reportable injuries (which includes fatalities, lost-time injuries, restricted duty injuries, and medically treated injuries) and 1,000,000 hours, divided by the total number of hours worked

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Earnings, Free Cash Flow, Total Cash Costs per ounce, All-in Sustaining Costs per ounce and All-in Costs per ounce – are not prescribed by IFRS. These non-GAAP financial performance measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial performance measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures and a detailed reconciliation to the most directly comparable measures under IFRS, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 81.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “anticipate”, “strive”, “will”, “expect”, “intend”, “plan”, “believe”, “execute”, “target”, “forecast”, or similar expressions, as they relate to the Company. In particular, this Circular includes, without limitation, forward-looking information pertaining to: Barrick’s aim to be the world’s most valued gold and copper mining business; forward-looking production guidance; our ability to convert resources into reserves and replace reserves net of depletion from production; mine life and production rates; Barrick’s global exploration strategy and planned exploration activities; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; the ability of our Tier One assets to deliver low-cost production over long lives; Barrick’s copper strategy; our plans and expected completion and benefits of our growth and development projects and their impact on the Company’s future production volumes and our ability to grow per-share value, including Fourmile, the Pueblo Viejo plant expansion and mine life extension project, the Veladero Phase 8 Leach Pad, Reko Diq, the solar power project at Kibali, and the Lumwana Super Pit Expansion; anticipated production at Nevada Gold Mines, Reko Diq, and Pueblo Viejo; anticipated further increases of mineral resources at Fourmile; capital expenditures related to upgrades and ongoing management initiatives; targeted first production for the Reko Diq project and the Lumwana Super Pit; anticipated project financing for the Reko Diq project; our pipeline of high confidence projects at or near existing operations; resumption of operations at Loulo-Gounkoto mine following the resolution of disputes with the Government of Mali, including adoption of the 2023 Mining Code; Barrick’s intention to execute, and the potential benefits (including expected financial and share price impacts) and expected timing of, an initial public offering of its North American gold assets; the Company’s ability to leverage improved cost profiles amongst Barrick’s existing Tier One Gold Assets; Barrick’s strategy, plans, targets, and goals in respect of environmental, social and governance issues, including local community relations, economic contributions and education, employment, and procurement initiatives, and climate change and biodiversity initiatives, including the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets; Barrick’s talent management strategy; Barrick’s performance dividend policy and share buyback program; and expectations regarding future price assumptions, financial performance and other outlook or guidance. These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Circular are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Circular. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or otherwise unless so required by applicable securities laws.

Future Dividends

The declaration and payment of dividends is at the discretion of the Board, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding Barrick Shares, and other factors deemed relevant by the Board. The Board reserves all powers related to the declaration and payment of dividends. Consequently, in determining any dividends to be declared and paid on Barrick Shares, the Board may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on statements relating to future dividends.

Share Buyback Program

At the February 11, 2025 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the outstanding Barrick Shares over the next 12 months. At the November 7, 2025 meeting of the Board of Directors, on the back of the strong financial performance of the Company, the Board of Directors authorized an increase in the share buyback program for the repurchase of up to an additional $500 million, raising the total to $1.5 billion. During 2025, Barrick repurchased an aggregate of $1.5 billion of Barrick Shares under this share buyback program. A share buyback program has not been authorized for 2026.

Barrick Mining Corporation | 2026 Circular	3

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the annual meeting to be held on May 8, 2026 (the Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

The Company has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, communications, proxy solicitation, and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement at the discretion and direction of the Company. The aggregate fees associated with Kingsdale’s solicitation of proxies by mail and telephone pursuant to its retainer are estimated to be approximately $55,000, plus distribution costs and other expenses. Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor, by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

How we use Notice and Access

We distribute our Information Circular for our annual meetings and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2026 Information Circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

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How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

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How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/TSXT/abx or by calling TSX Trust Company (TSX Trust) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3801 from other locations or by emailing tsxt-fulfilment@tmx.com. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your intermediary (e.g., a bank, trust company, investment dealer, clearing agency, or other institution).

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, TSX Trust. We generally do not send our proxy materials directly to non-registered (or beneficial) shareholders and instead use the services of Broadridge Investor Communications Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Non-registered shareholders are asked to consider signing up for electronic delivery (E-delivery) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Non-registered shareholders may sign up quickly and easily by going to www.proxyvote.com, signing in with your control number, and voting on the matters that come before the Meeting. Following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your computer or Internet-enabled device by simply following a link in an email sent to you by your intermediary, provided your intermediary supports this service.

Meeting Procedures

Attending the Meeting

Date:	May 8, 2026
Time:	10:00 a.m. (Toronto time)
Location:	meetings.lumiconnect.com/400-059-668-044

Only shareholders of record at the close of business on March 9, 2026 and other permitted attendees may virtually attend the Meeting.

Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party proxyholder in accordance with the procedures set out below under the heading

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“How can I vote if I am a non-registered shareholder?”, to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log into the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote or ask questions.

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Registered shareholders and duly appointed proxyholders may log in online at meetings.lumiconnect.com/400-059-668-044, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy or provided to a duly appointed proxyholder, as applicable, the meeting ID 400-059-668-044, and the password barrick2026 (case sensitive), then click on the “Login” button. For registered shareholders, the Control Number is located on your form of proxy. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your Control Number will be provided by TSX Trust provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the matters put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

If shareholders (or their duly appointed proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking “Guest” and completing the online form. The LUMI meeting platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. Technical support can also be accessed at support-ca@lumiglobal.com.

For additional information, please see below under “Voting Procedures”.

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick Shares entitled to be voted at the Meeting. On March 26, 2026, the Company had 1,675,508,360 Barrick Shares outstanding. Each Barrick Share is entitled to one vote. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Does any shareholder beneficially own 10% or more of the issued and outstanding Barrick Shares?

To the knowledge of the directors and senior officers of the Company, as of March 26, 2026, no person beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Will Company employees vote their Barrick Shares at the Meeting?

Employees of Barrick are entitled to vote Barrick Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 26, 2026, less than 1% of Barrick Shares were beneficially owned by employees through our equity compensation plans.

Voting Procedures

How do I vote my Barrick Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

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You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

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You are a non-registered shareholder if your Barrick Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact TSX Trust by email at shareholderinquiries@tmx.com. Alternatively, please call TSX Trust toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick Mining Corporation | 2026 Circular	5

How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to TSX Trust’s website at www.meeting-vote.com and follow the instructions on screen. You will need your 13-digit Control Number, which can be found on your proxy form.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-5760 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit Control Number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 416-595-9593.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

Appointing another person to attend the Meeting and vote your Barrick Shares for you:

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to TSX Trust as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the Meeting virtually on your behalf.

In order to participate in the virtual Meeting, your proxyholder must request a Control Number for the Meeting from TSX Trust by 5:00 p.m. (Toronto time) on May 7, 2026. Control Numbers can be obtained online by completing an electronic form on TSX Trust’s website, or by contacting TSX Trust by phone:

Electronic form	www.tsxtrust.com/control-number-request
By phone	Contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America)

This Control Number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Control Number, your proxyholder will not be able to vote at the Meeting. TSX Trust will provide your duly appointed proxyholder with a Control Number provided that your proxy has been received by TSX Trust prior to this deadline. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone.

For more information, please see above under the heading “Attending the Meeting” and below under the heading “How will my Barrick Shares be voted if I return a proxy?”.

6	Barrick Mining Corporation | 2026 Circular

Option 2 – In person via Internet Webcast

Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at meetings.lumiconnect.com/400-059-668-044, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy, the meeting ID 400-059-668-044, and the password barrick2026 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Non-registered shareholders must follow the procedures outlined below under the heading “How can I vote if I am a non-registered shareholder?” to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Barrick Shares to be voted, which you should complete, sign, date, and return as directed on the form.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to TSX Trust before 5:00 p.m. (Toronto time) on May 6, 2026.

Option 2 – In person via Internet Webcast

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Barrick Shares virtually at the Meeting if you have (a) previously appointed yourself as the proxyholder for your Barrick Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form, and (b) by no later than 5:00 p.m. (Toronto time) on May 7, 2026, you contacted TSX Trust to request a Control Number. Control Numbers can be obtained online by completing an electronic form on TSX Trust’s website, or by contacting TSX Trust by phone:

Electronic form	www.tsxtrust.com/control-number-request
By phone	Contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America)

This Control Number will allow you to log in to the live webcast and vote at the Meeting. Without a Control Number, you will not be able to ask questions or vote at the Meeting. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the matters put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

Barrick Mining Corporation | 2026 Circular	7

You may also appoint someone else as the proxyholder for your Barrick Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the Meeting virtually, he or she must contact TSX Trust at 1-866-751-6315 (within North America) or 416-682-3860 (outside of North America) by no later than 5:00 p.m. (Toronto time) on May 7, 2026 to obtain a Control Number for the Meeting.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to TSX Trust before 5:00 p.m. (Toronto time) on May 6, 2026. If you plan to participate in the Meeting virtually (or to have your proxyholder attend the Meeting virtually), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to TSX Trust before 5:00 p.m. (Toronto time) on May 6, 2026. You should contact your intermediary well in advance of the Meeting and follow their instructions if you want to participate in the Meeting virtually.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by Kingsdale Advisors to assist in conveniently voting their Barrick Shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their Barrick Shares. See “How we will solicit proxies” on page 4 for more information.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor, by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on May 6, 2026. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to TSX Trust. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

Will virtually attending the Meeting impact my ability to participate in the Meeting?

This year, Barrick is pleased to host a virtual Meeting in which shareholders can participate by following the instructions in this Circular and attend virtually by way of a live webcast regardless of geographic location. The Company values shareholder participation and feedback, and expects that shareholders attending the Meeting virtually will have substantially the same opportunity to participate in the Meeting and ask questions of the Board and management as they would if attending the Meeting in person.

Shareholders attending the Meeting will be able to submit their votes by virtual ballot during the Meeting through the LUMI meeting platform. The Chair of the Meeting will indicate the time at which polls open and close, and voting options will be visible on your screen. Shareholders who wish to vote virtually at the Meeting should follow the instructions set out above under the heading “Voting Procedures”. Barrick has employed the LUMI virtual meeting at shareholder meetings since 2018, and the Chair of the Meeting is experienced and knowledgeable in its use.

At the Meeting, registered shareholders, non-registered shareholders, and their duly appointed proxyholders who have followed the instructions in this Circular will be able to ask questions in “real time” through the online Meeting portal by sending a written message to the Chair of the Meeting through the LUMI meeting platform. To ensure you have the ability to ask questions during the Meeting, it is important that you follow the instructions set out above under the headings “Attending the Meeting” and “Voting Procedures”.

Registered shareholders, non-registered shareholders, and their duly appointed proxyholders who wish to ask questions are encouraged to submit their questions as soon as possible during the Meeting. Questions can be submitted in the text box (chat feature) of the LUMI meeting platform. During the Meeting, shareholders will also be able to provide direct feedback to management during the question-and-answer segment of the Meeting by submitting any feedback in the text box (chat feature) of the LUMI meeting platform.

The Chair of the Meeting and members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on such matter, if applicable. General questions will be addressed at the end of the Meeting during the question-and-answer segment. Questions will be read aloud before a response is provided. So that as many questions as possible may be answered, shareholders are asked to be brief and concise and to address only one topic per question.

8	Barrick Mining Corporation | 2026 Circular

Consistent with an in-person Meeting, the Chair of the Meeting has broad authority and discretion to conduct the Meeting in an orderly manner, including determining the order in which questions are answered, the amount of time devoted to answering any one question, and the appropriateness of a question. While all questions are welcome, the Company does not intend to respond to questions that are irrelevant to the Company’s operations or to the business of the Meeting; relate to non-public information concerning the Company; relate to personal grievances or personal business interests; constitute derogatory references to individuals or that are otherwise offensive to third parties; are repetitious or have already been asked by other shareholders; or are out of order or not otherwise appropriate, as reasonably determined by the Chair of the Meeting. Questions from multiple shareholders on the same topic or that are otherwise related will, to the extent practicable, be summarized and answered together.

For any questions asked but not answered during the Meeting due to time constraints, shareholders may contact the Corporate Secretary at corporatesecretary@barrick.com. A video and audio recording of the Meeting, as well as a list of the questions received during the Meeting and the Company’s responses, will be available on Barrick’s website shortly following the Meeting.

Any shareholder who validly submitted a proposal before the Meeting will be afforded a reasonable opportunity to present the proposal to the Meeting. Shareholders will be able to vote on any validly submitted shareholder proposal in the same manner they would on any item of business that properly comes before the Meeting. There are no shareholder proposals being considered at this year’s Meeting.

Technical support will be available on the LUMI meeting platform on the day of the Meeting via email at support-ca@lumiglobal.com.

How will my Barrick Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Barrick Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with voting instructions, they will vote your Barrick Shares as follows:

•	FOR the election of the nine nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration; and

•	FOR the advisory resolution approving the Company’s approach to executive compensation.

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 26, 2026, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind after I have submitted my proxy?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on May 6, 2026;

•

Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on May 6, 2026; or

•	Any other means permitted by law.

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on May 6, 2026.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by TSX Trust, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Barrick Mining Corporation | 2026 Circular	9

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale Advisors at:

Kingsdale Advisors

Toll-Free within Canada and the United States:
1-866-851-2571

Text and call enabled outside North America: 647-251-9704
Email: contactus@kingsdaleadvisors.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-307-7474
Fax: 416-861-9717
Email: investor@barrick.com

Other Important Information

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the Information Circular in connection with next year’s annual shareholders’ meeting is February 8, 2027.

Are any shareholder proposals being considered at the Meeting?

There are no shareholder proposals being considered at the Meeting.

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s Articles set out advance notice procedures for director nominations, which require advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a general meeting made pursuant to the provisions of the BCBCA, (b) a proposal made pursuant to the provisions of the BCBCA, or (c) a nomination by or at the direction of the Board, including pursuant to a notice of the meeting. Among other things, the Articles fix a deadline by which shareholders must notify the Company of their intention to nominate directors and set out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Articles are available on our website at www.barrick.com, SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. As of March 26, 2026, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the “Nomination of Directors” provisions of the Articles.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2025, and related Management Discussion & Analysis, both of which can be found in our 2025 Annual Report on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our Annual Report by mail next year, you can do so by checking the appropriate box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2025 Annual Report by mail and would like to receive a copy, please contact TSX Trust by email at shareholderinquiries@tmx.com. Alternatively, please call TSX Trust toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2025 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

10	Barrick Mining Corporation | 2026 Circular

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

•	Elect nine director nominees
•	Appoint PwC as our auditor for 2026
•	Approve our non-binding advisory vote on our approach to executive compensation

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on March 9, 2026. To make sure your Barrick Shares are represented at the Meeting, you may cast your vote virtually through the LUMI meeting platform, or by submitting your proxy or voting instruction form. See page 5 for more details on how you can vote.

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor, by telephone at 1-866-851-2571 (toll-free in North America) or 647-251-9704 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2025. Our financial statements are included in our 2025 Annual Report. The 2025 Annual Report will be mailed to shareholders who request a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of nine members. Please refer to the section entitled “Directors” on page 19 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all the director nominees.

If Mark F. Hill, John L. Thornton or Loreto Silva is your proxyholder and you have not given instructions on how to vote your Barrick Shares, they will vote “FOR” the election of the nine nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Chairman, or in the case of the Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Environmental, Social, Governance & Nominating Committee (ESG & Nominating Committee) will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the tendered resignation.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

If Mark F. Hill, John L. Thornton, or Loreto Silva is your proxyholder and you have not given instructions on how to vote your Barrick Shares, they will vote “FOR” the appointment of PwC as Barrick’s auditor.

The Board, on the recommendation of the Audit & Risk Committee, recommends that PricewaterhouseCoopers LLP (PwC) be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

PwC has been our external auditor since 1983. In keeping with the Company’s commitment to maintain and observe market-leading corporate governance practices and financial reporting standards, Barrick undertook an external audit tender process in February 2023 pursuant to which it received and considered submissions from four leading audit service firms, including PwC. As a result of

Barrick Mining Corporation | 2026 Circular	11

this process, the Audit & Risk Committee recommended the reappointment of PwC as Barrick’s auditor. The Board accepted the recommendation of the Audit & Risk Committee and approved the reappointment of PwC on November 1, 2023.

PwC is independent within the meaning of the rules of the Public Company Accounting Oversight Board and, as required by the relevant SEC rules, Barrick’s lead audit partner at PwC rotates every five years (including most recently in February 2026). In addition, the Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services (Audit Services Policy) for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy and professional standards and securities regulations governing auditor independence. For additional information regarding the mechanisms Barrick has adopted to ensure auditor independence, please see “Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms” in Schedule A of this Circular.

What were PwC’s fees for 2025 and 2024?(1)

In millions of dollars	2025	2024

Audit fees(2)	$10.3	$9.7

Audit-related fees(3)	$0.4	$0.2

Tax compliance and advisory fees(4)	$0.2	$0.2

All other fees	$0.0	$0.0

Total	$10.9	$10.1

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission (SEC) definitions.

(2)

Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements (inclusive of disbursements), the financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings.

(3)	In 2024 and 2025, audit-related fees primarily related to a number of projects including compliance with regulatory filing requirements in local markets and translation services.

(4)	Tax fees mainly related to tax planning, compliance services and audit support for various jurisdictions.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The Say on Pay advisory vote held in 2025 was supported by 91.28% of the votes cast at our 2025 annual meeting. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2026 Annual Meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation and shareholder engagement feedback. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis. For details regarding Barrick’s executive compensation framework and governance, please see the section of this Circular entitled “Compensation Discussion & Analysis” beginning on page 35.

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

If Mark F. Hill, John L. Thornton, or Loreto Silva is your proxyholder and you have not given instructions on how to vote your Barrick Shares, they will vote “FOR” the approval of the advisory vote on executive compensation.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders attending the Meeting.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Barrick Shares on these items as he or she sees fit.

12	Barrick Mining Corporation | 2026 Circular

Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success.

Strong corporate governance is fundamental to our business. It ensures we perform with integrity, respect, and excellence. The following sections provide an overview of how we approach corporate governance and risk oversight. Schedule A of this Circular contains additional disclosure of our other corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to having state-of-the-art governance practices, and we generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company.

✓ Non-Executive Chairman and Independent Lead Director

✓ Fully Independent Committees

✓ Majority Voting Policy

✓ Annual Board Evaluation Process

✓ Board Orientation Program

✓ Board Continuing Education Program

✓ Shareholder Engagement Policy

✓ Diversity Policy

✓ Board Interlocks Guidelines

✓ Share Ownership Policy (Directors, Officers, Partners)

✓ Anti-Hedging Policy

✓ Clawback Policy and Executive Officer Recovery Policy

✓ Annual Advisory Vote on Executive Compensation

✓ Code of Business Conduct and Ethics

Board and Senior Leadership Structure

John L. Thornton serves as Chairman of Barrick, leading the Board and serving as the custodian of the Company’s strategy. Mark F. Hill is President and Chief Executive Officer, overseeing the day-to-day operations of the business and leading the Company’s Executive Leadership Team.

In 2025, Barrick restructured its management team to suit the evolving needs of the Company. The new Executive Leadership Team is a smaller C-suite with fewer reports. It is tighter and more agile. It can respond faster, more effectively, and with greater accountability to an ever-accelerating world.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values. See “Board Mandate and Responsibilities” in Schedule A of this Circular.

Chairman

The Chairman is appointed by the Board. His primary functions include providing leadership and direction to the Board, and facilitating the functions and responsibilities of the Board according to its mandate. In addition to the responsibilities applicable to all other directors, the Chairman’s responsibilities include, among other things, providing leadership to the Board in overseeing the Company’s strategy and supervising management’s progress against the Company’s strategic goals, ensuring that the interests of various stakeholders are considered by the Board, receiving concerns addressed to the Board from key stakeholders about the Company’s governance, strategy, corporate conduct, business integrity, sustainability and executive compensation programs, and consulting with the President and Chief Executive Officer and other directors, where appropriate, to determine appropriate responses; and taking all reasonable steps to ensure that Board decisions are implemented. See “Our Governance and Leadership Structure – Chairman” in Schedule A of this Circular.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Chairman and the Board, for managing the Company’s business on a day-to-day basis and monitoring operational performance, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Chairman, execution of the Company’s strategic priorities. The President and Chief Executive Officer is responsible for managing the Company’s internal control framework and reporting to the ESG & Nominating Committee on Barrick’s progress towards its corporate responsibility objectives. Among other things, the President and Chief Executive Officer is also responsible for leading our restructured Executive Leadership Team and overseeing our decentralized management ethos with a strong ownership culture and maintaining a streamlined management and operational structure to eliminate non-essential costs. See “Our Governance and Leadership Structure – President and Chief Executive Officer” in Schedule A of this Circular.

Barrick Mining Corporation | 2026 Circular	13

Executive Leadership Team

The restructured Executive Leadership Team is comprised of Barrick’s six most senior executive officer positions, being the President and Chief Executive Officer, the Senior Executive Vice-President, Chief Financial Officer, the Chief Development Officer, the Chief Legal and Policy Officer, the Chief Global Affairs Officer, and the Chief Human Resources Officer. Under the leadership of the President and Chief Executive Officer, the Executive Leadership Team is responsible for executing the strategic priorities set by the Board at the highest possible standard and delivering Barrick’s key organizational priorities, including best-in-class operations, financial prudence and strategy, effective capital allocation and investment management, portfolio optimization, exploration initiatives, talent management, and workforce safety. A broader Executive Committee is comprised of the Executive Leadership Team and other executives of the Company who together set strategy, allocate people and capital according to the Company’s strategic priorities, and provide advice and assistance to Regional Chief Operating Officers tasked with determining how best to maximize the long-term value of their respective businesses.

Regionally-Focused Leadership Teams

Barrick has established regionally-focused leadership teams in North America, Latin America and Asia Pacific, and Africa and the Middle East. By delegating authority to the leaders of each region, we create a strong ownership culture, streamline management and operations, and reduce costs.

Barrick has also established leadership teams focused on: (i) finance, risk management, business assurance and information technology; (ii) strategic matters; (iii) exploration and geology; (iv) mineral resource management; (v) metallurgy, engineering, and capital projects; (vi) health, safety and environment, and sustainability; (vii) legal; (viii) human resources; (ix) corporate communications; (x) commercial and supply chain; and (xi) mining. Each of these teams, together with the regional operating teams, reports directly to the President and Chief Executive Officer.

Our Approach to Corporate Governance

✓	Our Board is independent.

•

New Lead Independent Director: In 2025, the Board appointed Ms. Loreto Silva as Lead Director. In succeeding Mr. J. Brett Harvey after more than a decade in the role, Ms. Silva brings a fresh perspective that will further strengthen the Company’s governance and foster Board renewal.

•	Non-Executive Chairman: On February 13, 2024, following a thorough review of our Board leadership structure, our Executive Chairman transitioned to the Chairman role.

•	Board Independence: We satisfy the minimum independence standard of two-thirds of our Board, as required by our Corporate Governance Guidelines.

•	Committee Independence: All of our Board committees are comprised entirely of independent directors.

•

Independent Sessions: Our Corporate Governance Guidelines mandate that an in camera session follows every Board meeting (including special meetings) at which the independent directors meet without the non-independent directors and without any other officers or employees present.

•

Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 26, 2026, there are no board interlocks on the Board.

✓	Our Board is effective.

•

Board Assessment: The Board, its committees, and individual directors participate in an annual assessment in which the Lead Director and the Chair of the ESG & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Chairman, the Lead Director, and the committee chairs. The results of the assessment are reviewed with the entire Board, and the Lead Director and Chair of the ESG & Nominating Committee meet with the individual directors to share feedback from the peer reviews.

•

Continuing Education for Directors: Continuing education sessions are incorporated into all regularly scheduled Board meetings, and new directors participate in a robust director orientation program. For further details on the education and orientation programs for 2025, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

•

Outside Board Memberships: Our Corporate Governance Guidelines require directors to dedicate the required time and attention to their role in order to properly discharge their responsibilities, and to recognize that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics. As of March 26, 2026, none of our Non-Executive Directors serves on more than three public company boards in addition to the Board.

14	Barrick Mining Corporation | 2026 Circular

✓	Our Board is responsive.

•

CEO Search Committee: In 2025, the Board established an ad hoc committee on succession, chaired by Mr. J. Brett Harvey, to oversee an extensive search for a permanent President and Chief Executive Officer. Given the strong performance of the business under Mark Hill’s leadership following his appointment as Group COO and Interim President and Chief Executive Officer, on February 4, 2026, the Board appointed him as President and Chief Executive Officer.

•	Streamlined Senior Leadership Structure: In 2025, the Board oversaw the Company restructure its senior leadership, as described in “Board and Senior Leadership Structure” on page 13 of this Circular.

•

Leading Strategic Direction: In February 2026, following a rigorous financial and operational analysis by management and its advisors, the Board authorized management to begin preparations for an IPO of an entity that will hold Barrick’s premier North American gold assets. Over the course of 2025, the Board worked closely with management on the sales of the Hemlo gold mine in Canada, the Tongon gold mine in Côte d’Ivoire, the Alturas project in Chile, and our 50% interest in the Donlin project in Alaska, for aggregate cash proceeds in excess of $2.1 billion. The Board worked closely with management to resolve the Company’s disputes in Mali and regain control of the Loulo-Gounkoto mine. The Board directed management to review all aspects of the Reko Diq project, including its security arrangements, development timetable, and capital budget.

•

New Dividend Policy: In February 2026, the Board declared a dividend of $0.42 per Barrick Share, an increase of 140% over the third quarter of 2025, based on a new dividend policy adopted in the fourth quarter of 2025. The Company’s new dividend policy targets a total payout of 50% of attributable free cash flow on an annualized basis, comprised of a fixed base quarterly dividend of $0.175 per share and a performance top-up component at each year end based on the attributable free cash flow during the year.

•

Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Chairman, or in the case of the Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

•

Shareholder Engagement Policy: The Board has adopted a formal Shareholder Engagement Policy to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Shareholder Engagement Policy is available at www.barrick.com/about/governance.

•

Shareholder Engagement: Barrick engages regularly with shareholders through its year-round shareholder engagement program and is committed to an open and constructive dialogue with shareholders and other stakeholders. Throughout 2025, Barrick met with significant shareholders representing approximately 43% of the issued and outstanding Barrick Shares (as of December 31, 2025) to discuss topics spanning Barrick’s performance, sustainability strategy, health and safety plan, environmental goals, human capital strategy, and other governance-related matters.

•

Sustainability-Focused Shareholder Engagement: Throughout 2025, the Group Sustainability Executive met with shareholders and potential investors of varying sizes and investment strategies, investor-stewardship groups, and ESG ratings firms to discuss Barrick’s sustainability vision, policies, approach, and site-level performance, including Board and management oversight of sustainability matters, with tailored agendas to facilitate deeper engagement on those organizations’ respective priorities.

•

Annual Sustainability Update: On August 1, 2025, Barrick hosted a virtual presentation and Q&A session on the Company’s sustainability strategy, performance, and targets that was attended by investors, leading ESG ratings firms, and key analysts. A recording of this event can be found on our website. The Former President and Chief Executive Officer, Group Sustainability Executive, and senior members of the sustainability management team provided an overview of the development progress and socio-economic benefits created at our operations for all stakeholders, the protection of health and safety at our mines and host communities, our approach to human rights due diligence, and our strategies to minimize the environmental impact of our operations.

•

Site Visits: On September 18, 2025, Barrick hosted a site visit to the Nevada Gold Mines joint venture that was attended by significant shareholders and key sell-side analysts. The senior executives and local leadership teams presented detailed progress at Fourmile. The investment community was fully briefed on Fourmile’s scale and grade, which gave analysts an opportunity to assess its future value. On September 25, 2025, Barrick hosted a site visit to its Lumwana copper mine in Zambia which was attended by key shareholders and analysts. The Chief Operating Officer for the Africa and Middle East region and other senior members of management highlighted details of Barrick’s planned Super Pit Expansion project at Lumwana as part of its copper growth strategy and its development project pipeline.

•

Quarterly Results Presentations: During 2025, the President and Chief Executive Officer hosted four presentations to discuss Barrick’s quarterly financial, operational, and exploration results, as well as updates on our strategy and organizational structure. The first three presentations were held in-person in Toronto, Canada and via a live video stream which allowed participants to ask questions and participate in “real time”. The fourth presentation was held in-person in London, England and also via live video stream.

Barrick Mining Corporation | 2026 Circular	15

✓	Our approach to corporate governance evolves with state-of-the-art practices.

•

Diversity Policy: Since it was adopted in 2015, our Diversity Policy has evolved with best practices to support our ongoing commitment to Board renewal and refreshment. Our slate of nine director nominees for election at the Meeting come from the various jurisdictions in which we operate and have the appropriate mix of mining and business acumen, other skills, and backgrounds that reflect the diversity of our stakeholders. Barrick has put forward a slate of nominees of which one-third are women and one-third self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background.

•

Robust Clawback and Recovery Policies: Our Clawback Policy subjects incentive compensation paid or granted to the NEOs, other Partners, and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct has occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. In addition, our Executive Officer Recovery Policy, which was adopted in November 2023, complies with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the applicable NYSE listing standards and requires, among other things, Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. See “2025 Compensation of Named Executive Officers – Managing Compensation Risks – Clawback Policy and Executive Officer Recovery Policy” on page 59.

•

Share Ownership Policies for Non-Executive Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Our Chairman and Non-Executive Directors are required to hold at least three times the value of their annual retainer in Barrick Shares and/or Deferred Share Units (DSUs) within five years of joining the Board. Our NEOs, including the President and Chief Executive Officer, are required to hold five times their salary in Barrick Shares, Restricted Share Units (RSUs), and Performance Granted Share Units (PGSUs) within five years from the date they become a Partner. To further underscore our commitment to maintaining market-leading share ownership requirements, Partners are required to retain at least 50% of their share ownership requirement in actual Barrick Shares. As at December 31, 2025, Non-Executive Directors held Barrick Shares and DSUs with a value of over $30 million. As at December 31, 2025, our Chairman held Barrick Shares with a value of over $119 million, our President and Chief Executive Officer held Barrick Shares, and PGSUs with a value of over $27 million and the remaining NEOs, excluding the Former President and Chief Executive Officer, held Barrick Shares, PGSUs, and RSUs, as applicable, with a value of over $75 million. See “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 30 and “2025 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 60.

•

Anti-Hedging Policy: Barrick has a formal Anti-Hedging Policy prohibiting all officers and directors from hedging the economic exposure of their ownership of Barrick Shares and equity-based LTI compensation.

•

Enhanced Shareholder Communication: In addition to our Shareholder Engagement Policy and a specialized Investor Relations email address, Barrick has a designated Investor Relations hotline that provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Mining Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board and its committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation programs with strategic priorities and its human capital strategy, and the development of risk management programs relating to Barrick’s environmental, climate, health and safety, corporate social responsibility, security, and human rights exposures. The Audit & Risk Committee assists the Board in, among other things, overseeing the Company’s management of enterprise risks, including financial, operational, health and safety, geopolitical, climate, tax, and cybersecurity risks, including risks and opportunities relating to artificial intelligence, as well as the implementation of policies and standards for monitoring and mitigating such risks.

16	Barrick Mining Corporation | 2026 Circular

The Board expects management to:

•	maintain a framework to identify, manage, and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant committees of the Board on the effectiveness of key control activities.

Management holds a Weekly Executive Review, which is the main forum to raise and discuss risks facing the operations and organization more broadly. The Weekly Executive Review is held among the President and Chief Executive Officer and other key executives, including the Senior Executive Vice-President, Chief Financial Officer, the Chief Development Officer, the Chief Legal and Policy Officer, the Chief Global Affairs Officer, and the Chief Human Resources Officer, our regional Chief Operating Officers, and senior management.

The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities. For a more detailed description of our risk oversight processes, see “Risk Oversight” in Schedule A of this Circular.

Board Oversight
Audit & Risk Committee
Fully Independent
Scope of risks overseen:
Financial statements, systems, and reporting
Internal controls over financial reporting
Enterprise risks and risk management framework
Financial risk
Cybersecurity
Key operational risks
Compliance
ESG & Nominating Committee
Fully Independent
Scope of risks overseen:
Corporate governance
Environmental
Safety and health
Climate
Corporate social responsibility
Security
Human rights
Compensation Committee
Fully Independent
Scope of risks overseen:
Alignment of executive compensation with strategic priorities
Ensuring that compensation plans do not encourage excessive risk taking
Business Assurance Group
The Business Assurance Group is responsible for providing assurance that controls relied upon to manage risk exposures are designed and operating effectively.
Risk Group
The Risk Group is responsible for coordinating and supporting Group-level risk management activity and reporting. They embed risk management into core business processes, such as planning and capital allocation. They also build risk management capability and a risk-aware culture throughout the Group.
Weekly Executive Review Meetings
A weekly integrated risk management and business review across the Company to identify, evaluate, and address our risks:
Strategic Risk
Financial Risk
Operational Risk
Regulatory Risk
Environmental & Social Oversight Committee
Quarterly meetings to review the Company's sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company's operations at an early stage.
Our focus on sustainability risk management
Sustainability Executive
Chief Operating Officers
Regional Leads
Site Level Ownership of Sustainability Risks and Opportunities

Our Approach to Sustainability Governance and Delivering on our Climate Change and Safety Goals

Our company-wide focus on sustainability is one of our strongest competitive advantages. It allows us to be the partner of choice for host communities and to attract investment and human capital.

The Board has ultimate responsibility for sustainability — including human rights, health and safety, community and environment (including biodiversity and climate) — which is embedded across our governance structure. The ESG & Nominating Committee oversees Barrick’s policies, programs, and performance relating to the environment and human rights. It sets targets and reviews our progress against them, including our GHG emissions, which are built into Barrick’s formal risk management process. Safety is an agenda item at every meeting of the ESG & Nominating Committee. The Audit & Risk Committee ensures the Company’s careful assessment and mitigation of all risks relating to sustainability, including climate change, biodiversity, and human rights. The Compensation Committee ensures that executive compensation is appropriately linked to, and promotes accountability for, our sustainability performance, including health and safety.

Barrick Mining Corporation | 2026 Circular	17

While the Board sets sustainability policy and ensures Company performance, it is the responsibility of site leaders to implement that policy effectively and accountably, with support and oversight from senior executives. Each site identifies the risks, opportunities, metrics, and targets that will ensure it operates responsibly for its people and for its host country and community. Sites are supported by regional sustainability leads, regional chief operating officers, and the Group Sustainability Executive, who provides oversight and direction to ensure alignment with Barrick’s policies and priorities.

The E&S Committee is our most senior management-level body dedicated to sustainability. The E&S Committee connects site-level sustainability ownership to management, and in turn to our Board. The committee is chaired by our President and Chief Executive Officer, and members include:

•	Chief Operating Officers for each region;

•	Group Sustainability Executive;

•	General Managers for each mine;

•	Regional and site health, safety, environment and closure leads;

•	In-house legal counsel; and

•	An independent third-party sustainability consultant in an advisory role.

The E&S Committee meets every quarter to review sustainability performance across our operations. It provides a forum to exchange information and learn from past sustainability successes and challenges experienced across all sites. The meetings also include a comprehensive site visit by the independent consultant at one of Barrick’s Tier One Gold Assets to track environmental, community, human rights, safety, climate and social license to operate progress. The President and Chief Executive Officer reviews the reports of the E&S Committee at each quarterly meeting of the Board’s ESG & Nominating Committee, which is comprised entirely of independent directors.

Safety is our most important priority. Our vision is for everyone to go home safe and healthy every day. In 2024, Barrick achieved its best LTIFR and TRIFR performance since 2004, and our TRIFR performance was best-in-class relative to ICMM peers. In 2025, we further reduced our TRIFR by 24% and LTIFR by 31%. It is with great sadness and regret that these improvements were overshadowed by four fatalities: one at Nevada Gold Mines, one at Bulyanhulu, and two at Kibali. Our focus remains on our Fatal Risk Management program, which involves Fatal Risk standards, operational standards, and critical controls. We have begun an independent safety review of our safety culture, standards, and incident investigations. We are committed to achieving zero harm and eliminating all fatal incidents.

How to Contact Us

Our Board

Provide feedback to our Board by writing to our Chairman

Attention: Chairman

Barrick Mining Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: chairman@barrick.com

cc: corporatesecretary@barrick.com

Our Independent Directors

Communicate with our independent directors by writing to our Lead Director

Attention: Lead Director

Barrick Mining Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Investor Relations

Contact our Investor Relations Department to communicate with management any time

Attention: Investor Relations

Barrick Mining Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/about/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

18	Barrick Mining Corporation | 2026 Circular

Directors

The Board recommends a vote FOR all nominees listed below.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Chairman or, in the case of the Chairman, to the Lead Director for Board consideration and that the resignation must be accepted absent exceptional circumstances. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company. All other director information can be found in “Report on Director Compensation and Equity Ownership” beginning on page 29, “Committees of the Board” on page 26, and in Schedule A of this Circular.

Areas of Expertise

Capital Allocation & Financial Acumen

M&A Execution

International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management

Health, Safety, Environmental & Climate

Helen Cai (52), Non-Independent, Senior Executive Vice-President, Chief Financial Officer

Director since: November 2021 Hong Kong, China	Nationality: Chinese

Ms. Cai was appointed Senior Executive Vice-President and Chief Financial Officer of Barrick, effective March 1, 2026. She has served on the Board of Directors since November 2021 and brings more than two decades of experience in equity research, corporate finance, strategic planning, capital markets, and M&A across the mining, industrial, and technology sectors, primarily with Goldman Sachs and China International Capital Corporation (CICC). Ms. Cai was consistently top ranked as a research analyst by StarMine, Institutional Investor and Asiamoney, and the transactions she led as an investment banker received multiple deal awards from Asiamoney and The Asset. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at the Massachusetts Institute of Technology in the United States, where she received two master’s degrees and multiple fellowship awards.

Voting Results			Board and Committee Membership(1)	Attendance
Year	For	Withheld	Board of Directors	6/6

2025	97.5%	2.5%	Audit & Risk	6/6

2024	97.7%	2.3%	Compensation	6/6
			Overall Attendance	100%
Other Public Boards During Past Five Years
Silvercorp Metals Inc. Largo Inc.				(2024 to Present) (2023 to 2025)
Securities Held as at March 1, 2026
Common Shares DSUs				Nil 63,321

Has until March 1, 2031 to meet share ownership requirement for Senior Executive Vice-President, Chief Financial Officer

(1)	Ms. Cai ceased to be a member of any committee of the Board upon her appointment as Senior Executive Vice-President, Chief Financial Officer effective March 1, 2026.

Barrick Mining Corporation | 2026 Circular	19

Areas of Expertise

Government and Regulatory Affairs & Community Relations
Health, Safety, Environmental & Climate

Talent Development and Allocation & Partnership Culture
M&A Execution
Capital Allocation & Financial Acumen

Brian L. Greenspun (79), Independent

Director since: July 2014 Las Vegas, NV, USA	Nationality: American

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of the University of Nevada Las Vegas Foundation. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2025	94.9%	5.1%	Compensation	6/6

2024	84.7%	15.3%	ESG & Nominating (Chair)	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2026
Common Shares DSUs				31,185 166,967

  Meets share ownership requirement

Areas of Expertise

Extractive Industry Operations
Health, Safety, Environmental & Climate

International Business Experience & Global Partnerships
M&A Execution
Talent Development and Allocation & Partnership Culture
Capital Allocation & Financial Acumen
Government and Regulatory Affairs & Community Relations

Risk Management

J. Brett Harvey (75), Independent

Director since: December 2005 Mesquite, NV, USA	Nationality: American

Mr. Harvey is Chairman of the board of Warrior Met Coal Inc., a leading producer and exporter of metallurgical coal for the global steel industry, a position he has held since January 1, 2023. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and the Coal Industry Advisory Board to the International Energy Agency. He is a former member of the National Executive Board of the Boy Scouts of America and a past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2025	91.0%	9.0%	Audit & Risk	6/6

2024	73.8%	26.2%	Compensation	6/6

			ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Warrior Met Coal Inc.				(2017 to Present)
Allegheny Technologies Inc.				(2007 to Present)
Securities Held as at March 1, 2026
Common Shares(2) DSUs				29,175 228,498

  Meets share ownership requirement

(2)	As at March 1, 2026, Mr. Harvey holds 29,175 Barrick Shares indirectly in a Revocable Trust Agreement.

20	Barrick Mining Corporation | 2026 Circular

Areas of Expertise

Extractive Industry Operations
Health, Safety, Environmental & Climate

International Business Experience & Global Partnerships
M&A Execution
Talent Development and Allocation & Partnership Culture
Capital Allocation & Financial Acumen
Government and Regulatory Affairs & Community Relations

Risk Management

Mark F. Hill (61), Non-Independent, President and Chief Executive Officer

Director since: February 2026 Punta Cana, La Altagracia, Dominican Republic	Nationality: Australian and Canadian

Mr. Hill was appointed President and Chief Executive Officer of Barrick in February 2026, following his appointment as Group Chief Operating Officer and Interim President and Chief Executive Officer in September 2025. He was previously the executive responsible for Barrick’s Latin America and Asia Pacific region, a role he assumed in January 2019. Mr. Hill is a seasoned mining executive with 30 years of experience. He joined Barrick in 2006 and has experience in strategy, corporate development and leading major projects across the world. He was also integral in the initial decision to undertake exploration at the Fourmile gold project in Nevada. Mr. Hill holds an undergraduate degree in mining engineering from Ballarat University and a graduate diploma in mineral economics from Macquarie University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	N/A

2025	N/A	N/A

2024	N/A	N/A
			Overall Attendance	N/A
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2026
Common Shares PGSUs RSUs				339,385 337,174 Nil

  Meets share ownership requirement for President and Chief Executive Officer

Areas of Expertise

Health, Safety, Environmental & Climate

Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Government and Regulatory Affairs & Community Relations

Anne N. Kabagambe (69), Independent

Director since: November 2020 Washington, DC, USA	Nationality: Ugandan and American

Ms. Kabagambe formerly served on the board of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, Ms. Kabagambe co-chaired the World Bank Board’s Gender Working Group and was a strong advocate for the advancement of women and a champion of diversity and inclusion. She has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff for the African Development Bank (AfDB) and has also served on the boards of the Africa American Institute (AAI) and Junior Achievement (JA) Africa. Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD), master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and has also obtained post-graduate diplomas from Harvard University’s Business School & John F. Kennedy School of Government as well as the Cranfield School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2025	98.1%	1.9%	Audit & Risk	6/6

2024	97.7%	2.3%	ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2026
Common Shares DSUs				4,392 50,130

  Meets share ownership requirement

Barrick Mining Corporation | 2026 Circular	21

Areas of Expertise

Extractive Industry Operations
Health, Safety, Environmental & Climate

International Business Experience & Global Partnerships
M&A Execution
Talent Development and Allocation & Partnership Culture
Capital Allocation & Financial Acumen
Government and Regulatory Affairs & Community Relations

Risk Management

Robert A.P. Samek (63), Independent

Director since: February 2026 Toronto, Ontario, Canada	Nationality: Canadian

Mr. Samek, a Canadian national and former Senior Partner of McKinsey & Company, brings significant global experience in energy and materials. Over his 31-year career at McKinsey, he held many senior leadership positions. From 2015 to 2018, he was Managing Partner of the Americas Mining and Metals / Basic Materials practice. From 2010 to 2023, he led the Public Sector practice in Canada, with a focus on natural resources, infrastructure and industrials. He also created and led major new global practice areas for McKinsey: one in AI for energy and mining (2016 to 2023); and another in Capital Projects (2009 to 2015). He was President of McKinsey & Company Canada from 2014 to 2023. Mr. Samek’s tenure at McKinsey allowed him to develop a breadth of financial expertise across industries.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	N/A

2025	N/A	N/A

2024	N/A	N/A
			Overall Attendance	N/A
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2026
Common Shares DSUs				8,900 Nil

  Has until February 4, 2031 to meet share ownership requirement

Areas of Expertise

Health, Safety, Environmental & Climate

Capital Allocation & Financial Acumen

M&A Execution

Talent Development and Allocation & Partnership Culture

International Business Experience & Global Partnerships

Government and Regulatory Affairs & Community Relations

Risk Management

Loreto Silva (61), Independent, Lead Director

Director since: August 2019 Santiago, Chile	Nationality: Chilean

Ms. Silva is a partner at the Chilean law firm Escobar Silva Yanine Facuse. She has held important positions during a career spanning both the public and private sectors. Over the last two decades, she has led policies and debates on public-private partnerships for the advancement of Chile’s infrastructure and the enhancement of water utilities services. At the end of 2012, Ms. Silva was the first woman in Chile to be appointed as Minister of Public Works. During her tenure, she spearheaded pivotal infrastructural projects and, in collaboration with private and public entities, formulated a comprehensive strategy for the management of water resources. Beyond her governmental role, Ms. Silva served as the Chair of the board of Chile’s national oil and gas company and contributed as a board member to several Chilean listed and privately held companies in Chile. Her expertise is highly regarded, as evidenced by her membership in prestigious industry think tanks and her role as an arbitrator for the Santiago Arbitration and Mediation Centre, where she specializes in infrastructure and construction disputes. Her professional achievements have been recognized with the esteemed “Chile’s 100 Leading Woman Leaders” award. Ms. Silva holds a law degree from the University of Chile.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2025	98.0%	2.0%	Audit & Risk (Chair)	6/6

2024	98.4%	1.6%	ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Aguas Metropolitana Aguas Andinas				(2025 to Present) (2017 to 2022)
Securities Held as at March 1, 2026
Common Shares DSUs				Nil 79,766

  Meets share ownership requirement

22	Barrick Mining Corporation | 2026 Circular

Areas of Expertise

M&A Execution

Capital Allocation & Financial Acumen
International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management
Government and Regulatory Affairs & Community Relations

John L. Thornton (72), Non-Independent, Chairman of Barrick

Director since: February 2012 Palm Beach, FL, USA	Nationality: American

Mr. Thornton was appointed Chairman on February 13, 2024. From April 30, 2014 to February 12, 2024, Mr. Thornton was Executive Chairman of Barrick. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of RedBird Capital Partners, a private investment firm. He is also a director of Paramount Skydance Corporation. He is also lead director of Ford Motor Company, Lenovo Group Limited, and Avathon, Inc., a leading industrial artificial intelligence company. He is a Professor of Tsinghua University School of Economics and Management and serves as the Director of its Global Leadership Program. In addition, he is an Advisory Board member of Tsinghua’s School of Economics and Management and its School of Public Policy and Management. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also on the advisory boards or board of trustees of the China Investment Corporation (CIC), China Securities Regulatory Commission, King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also the former Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2025	85.3%	14.7%

2024	86.4%	13.6%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Paramount Skydance Corporation Lenovo Group Limited AltC Acquisition Corp. (currently known as Oklo Inc.) Ford Motor Company				(2025 to Present) (2023 to Present) (2021 to 2024) (1996 to Present)
Securities Held as at March 1, 2026
Common Shares(3) DSUs				2,742,127 1,337

   Meets share ownership requirement

(3)

As at February 27, 2026, the last trading day preceding March 1, 2026, Mr. Thornton holds 2,006,140 Barrick Shares directly, and 59,970 Barrick Shares indirectly through a Rollover IRA. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 435,452 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

Areas of Expertise

Extractive Industry Operations

Health, Safety, Environmental & Climate

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution

Risk Management

Pekka J. Vauramo (68), Independent

Director since: May 2025 Helsinki, Uusimaa, Finland	Nationality: Finnish

Mr. Vauramo is a corporate executive with over two decades of experience leading global companies. Between 2018 and 2024, Mr. Vauramo was President and Chief Executive Officer of Metso Corporation, a global supplier of sustainable technologies, end-to-end solutions and services for the minerals processing and aggregates industries. Between 2013 and 2018, he was President and Chief Executive Officer of Finnair plc, Finland’s largest airline. Mr. Vauramo has also held leadership positions at Cargotec Corporation, Sandvik AB, and Tamrock Corporation. He is currently the Chairman of the boards of Huhtamaki Oyj and Valmet Oyj, both Finnish listed companies. Mr. Vauramo holds a master of science degree (technology) in mining engineering, from Helsinki University of Technology.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2025	97.1%	2.9%

2024	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
Valmet Oyj Huhtamaki Oyj Nokian Renkaat Oyj Metso Corporation				(2025 to Present) (2023 to Present) (2018 to 2025) (2018 to 2024)
Securities Held as at March 1, 2026
Common Shares DSUs				12,400 3,590

   Has until May 6, 2030 to meet share ownership requirement

Barrick Mining Corporation | 2026 Circular	23

Our Board has a mosaic of skills to support our strategy and embraces diversity of backgrounds, experiences, and viewpoints to effectively represent our stakeholders globally

Our ESG & Nominating Committee has identified the experience and expertise that are necessary to support Barrick in delivering consistent and growing returns and achieving the Company’s strategy. Having the best technical talent in the industry, building long-term partnerships with stakeholders, obtaining community support, negotiating benefit sharing arrangements, securing necessary permits, and protecting communities and the environment are all critical to the success of our business. Achieving these objectives requires engagement with a diverse group of stakeholders at the local, national, and international levels. We therefore believe our Board nominees must strike the right balance between those who have expertise in operations and strong financial acumen and those with the skills and experience necessary to ensure our business can secure and maintain our license to operate and manage risks appropriately. Our slate of nine director nominees for election at the Meeting was carefully constructed to ensure that they represent key business geographies and have backgrounds that reflect the diversity of our stakeholders. As a result, one-third of our nominee directors are women and one-third self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background. If all of the director nominees are elected at the Meeting, the Board will consist of nine directors, six of whom would be considered independent.

Overview of our Board’s Profile											TOTAL (of 9)

	Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
	M&A Execution	✓	✓	✓	✓		✓	✓	✓	✓	8
	Extractive Industry Operations			✓	✓		✓			✓	4
	Risk Management	✓		✓	✓		✓	✓	✓	✓	7
	Health, Safety, Environmental & Climate	✓	✓	✓	✓	✓	✓	✓		✓	8
	Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
	International Business Experience & Global Partnerships	✓		✓	✓	✓	✓	✓	✓	✓	8

	Government and Regulatory Affairs & Community Relations		✓	✓	✓	✓	✓	✓	✓	✓	8
Age		52	79	75	61	69	63	61	72	68	Average 67 years
Board Tenure (Years)		4	12	20	N/A	5	N/A	6	14	1	Average 7 years
Independence		CFO*	✓	✓	CEO*	✓	✓	✓	C**	✓	6 (67%)
Gender	Male		✓	✓	✓		✓		✓	✓	6 (67%)
	Female	✓				✓		✓			3 (33%)
Racially and Ethnically Diverse^		✓				✓		✓			3 (33%)
Current membership on other public company boards		1	0	2	0	0	0	1	3	2	Average 1

*	CEO = President and Chief Executive Officer; CFO = Senior Executive Vice-President, Chief Financial Officer

**

C = Board Chairman. Because the Chairman is a former executive, he is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of his transition

^	Racially and ethnically diverse directors include those who have identified as a member of a visible minority group

24	Barrick Mining Corporation | 2026 Circular

Legend:

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

Extractive Industry Operations: Experience at a senior level with operations, including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through best-in-class operational standards, building operational leadership capabilities, and fostering innovation.

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the key risk areas that a company faces, and an ability to probe risk controls and exposures.

Health, Safety, Environmental & Climate: Knowledge of, or experience with, leading health, safety, environmental and climate practices and related requirements, including sustainable development, climate impacts and climate-focused reporting standards, and corporate responsibility practices and reporting.

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

International Business Experience & Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory requirements and understanding of the importance of diversity to a global company with a diverse set of stakeholders, informed by experience of race, ethnicity, and/or nationality. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

Barrick Mining Corporation | 2026 Circular	25

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its three standing committees.

The Board has established three standing committees, each of which is comprised entirely of independent directors and is governed by a written mandate:

•

The Audit & Risk Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure, the Company’s internal controls over financial reporting, the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting, the external auditor’s qualifications and independence, the performance of the business assurance function and the external auditor, the Company’s management of enterprise risks, as well as the implementation of policies and standards for monitoring and mitigating such risks, and the Company’s financial structure and investment and financial risk management programs generally. For more information on the Audit & Risk Committee, please refer to the section entitled “Audit & Risk Committee” in our Annual Information Form for the year ended December 31, 2025.

•

The Compensation Committee supports the Board in monitoring, reviewing, and approving compensation policies and practices and administering share compensation plans. It designs and drives the core components of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “2025 Compensation of Named Executive Officers – Compensation Governance and Oversight – Barrick’s Compensation Governance Process – Role of the Compensation Committee” on page 55.

•

The ESG & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, reviewing the composition of the Board and its committees, and overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance. The ESG & Nominating Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. In addition, the ESG & Nominating Committee is responsible for overseeing the orientation and continuing education program for directors.

Our committee mandates also set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available on our website at www.barrick.com/about/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the ESG & Nominating Committee and the Board.

26	Barrick Mining Corporation | 2026 Circular

The following chart sets out the members of the committees as of the date of this Circular.

Committee	Members

Audit & Risk Committee(1)(2)	Loreto Silva (Chair), J. Brett Harvey, Anne N. Kabagambe, Robert A.P. Samek, and Pekka J. Vauramo

Compensation Committee(3)	Isela A. Costantini (Chair), Brian L. Greenspun, J. Brett Harvey, Robert A.P. Samek, and Pekka J. Vauramo

ESG & Nominating Committee	Brian L. Greenspun (Chair), J. Brett Harvey, Anne N. Kabagambe, and Loreto Silva

(1)

All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit & Risk Committee currently serves on the audit committee of more than two other publicly-traded companies.

(2)

The Board has determined that Mr. Harvey is an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of such individuals as audit committee financial experts will not deem them to be “experts” for any purpose or impose any duties, obligations, or liabilities on them that are greater than those imposed on other members of the Audit & Risk Committee and Board who do not carry this designation.

(3)	Ms. Costantini will retire from the Board at the Meeting.

Committee membership rotates periodically. At least once per year, the ESG & Nominating Committee reviews the composition of committees and recommends committee members and chairs to the Board for approval.

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by phone or video conference if they cannot attend in person. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. All directors satisfied this requirement in 2025. The table below summarizes the number of Board and committee meetings attended by our director nominees from January 1, 2025 to December 31, 2025. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 19.

Meeting Attendance of Director Nominees(1)

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2025
		Audit & Risk	Compensation	ESG & Nominating

J.L. Thornton	6/6 100%	-	-	-	6 of 6 100%

H. Cai	6/6 100%	6/6 100%	6/6 100%	-	18 of 18 100%

B.L. Greenspun	6/6 100%	-	6/6 100%	5/5 100%	17 of 17 100%

J.B. Harvey	6/6 100%	6/6 100%	6/6 100%	5/5 100%	23 of 23 100%

A.N. Kabagambe	6/6 100%	6/6 100%	-	5/5 100%	17 of 17 100%

L. Silva	6/6 100%	6/6 100%	-	5/5 100%	17 of 17 100%

P.J. Vauramo(2)	4/4 100%	-	-	-	4 of 4 100%

(1)	Meeting attendance of director nominees above excludes Messrs. Hill and Samek, who were appointed to the Board on February 4, 2026.

(2)	Mr. Vauramo was appointed to the Board on May 6, 2025 and became a member of the Audit & Risk Committee on November 24, 2025.

Barrick Mining Corporation | 2026 Circular	27

Meeting Attendance of Directors Not Standing for Re-Election

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2025
		Audit & Risk	Compensation	ESG & Nominating

D. M. Bristow(1)	4/4 100%	-	-	-	4 of 4 100%

B. van Beurden(2)	4/4 100%		-		4 of 4 100%

I.A. Costantini(3)	6/6 100%	-	6/6 100%	-	12 of 12 100%

(1)	Mr. Bristow departed from Barrick on September 28, 2025.

(2)	Mr. van Beurden retired from the Board on November 23, 2025.

(3)	Ms. Costantini will retire from the Board at the Meeting.

28	Barrick Mining Corporation | 2026 Circular

Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The Compensation Committee oversees director compensation. The Committee periodically reviews compensation for our Non-Executive Directors to attract and retain highly qualified and diverse board members, and to align compensation with the role’s demands at a company of Barrick’s size, scope, and complexity. The Committee periodically considers benchmarking data from Barrick’s Global Peer Group and data from other international mining and general industry companies, with a particular focus on those in Canada and the United States.

Non-Executive Director Compensation Structure

Each Non-Executive Director, including the Chairman, receives annual compensation as shown in the table below, which covers their responsibilities, attendance, and work performed during the year. All directors except for the Chairman are required to receive at least $175,000 (approximately 64%) of their annual retainer in the form of DSUs. They have the option to receive up to 100% of their annual retainer in DSUs, or in cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board. As the Chairman already holds a significant position of Barrick Shares, he receives his annual retainer entirely in cash.

The Lead Director and the chairs and members of the Board’s standing committees each receive an additional fee due to the workload and broad responsibilities of these positions. These additional fees are paid quarterly in cash. There are no additional meeting fees. Non-Executive Directors do not receive any long-term incentive compensation or pension benefits. Directors who are officers of the Company, including the President and Chief Executive Officer, and the Senior Executive Vice-President, Chief Financial Officer, do not receive any compensation for their services as directors.

Type of Fee	Amount
Annual Retainer Chairman Non-Executive Director	$1,100,000 $275,000
Additional Committee and Other Fees: Audit & Risk Committee Chairperson Member	$40,000 $20,000
Compensation Committee Chairperson Member	$40,000 $20,000
ESG & Nominating Committee Chairperson Member	$25,000 $15,000
Lead Director	$50,000
Meeting Fees	N/A

Non-Executive Director Equity Awards

Deferred Share Unit Plan

Since 2004, DSUs have been the only form of equity awards granted to Non-Executive Directors. Each DSU is a share unit that is equal in value to a Barrick Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect, at any time up to the end of the applicable calendar year, to have his or her DSUs redeemed for cash based on the value of Barrick Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Stock Options

Non-Executive Directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes Non-Executive Directors from receiving options under the 2004 Plan. No current director of the Company owns any options.

Barrick Mining Corporation | 2026 Circular	29

Director Share Ownership Requirements

To align directors with the long-term success of the Company, Barrick requires them to own Barrick Shares and/or DSUs having a minimum value established by the Board. Barrick Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement.

•	Chairman: The Chairman is required to hold at least three times his annual Board retainer worth of Barrick Shares and/or DSUs.

•

Non-Executive Directors: Each Non-Executive Director is required to hold at least three times his or her annual Board retainer worth of Barrick Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for the Chairman and Non-Executive Directors is evaluated annually on December 31 and is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of Barrick Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement.

As at December 31, 2025, as set out below, all of the directors except Messrs. Samek and Vauramo have met their share ownership requirements. Mr. Samek was appointed to the Board in February 2026 and has until February 4, 2031 to meet his share ownership requirement, and Mr. Vauramo was appointed to the Board in May 2025 and has until May 6, 2030 to meet his share ownership requirement.

30	Barrick Mining Corporation | 2026 Circular

The following table provides details of the share ownership of our directors, other than Mark F. Hill, the President and Chief Executive Officer, whose share ownership requirements are disclosed under “2025 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 60.

Share Ownership of Directors

Name	Date	Value of Barrick Shares (# of Barrick Shares)	Value of DSUs (# of DSUs)	Total Value of Barrick Shares and DSUs(1) (# of Barrick Shares and DSUs)	Value as Multiple of Retainer or Salary as at December 31, 2025	Share Ownership Requirement Met as at December 31, 2025 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
John L. Thornton(2)	December 31, 2025	$119,419,631 (2,742,127)	$58,226 (1,337)	$119,477,857 (2,743,464)	108.6x	✓
	March 1, 2026	$139,135,524 (2,742,127)	$67,839 (1,337)	$139,203,363 (2,743,464)
Helen Cai(3)	December 31, 2025	Nil (Nil)	$2,757,630 (63,321)	$2,757,630 (63,321)	10.0x	✓
	March 1, 2026	Nil (Nil)	$3,212,908 (63,321)	$3,212,908 (63,321)
Isela A. Costantini(4)	December 31, 2025	Nil (Nil)	$2,049,594 (47,063)	$2,049,594 (47,063)	7.5x	✓
	March 1, 2026	Nil (Nil)	$2,387,977 (47,063)	$2,387,977 (47,063)
Brian L. Greenspun	December 31, 2025	$1,358,107 (31,185)	$7,271,413 (166,967)	$8,629,520 (198,152)	31.4x	✓
	March 1, 2026	$1,582,327 (31,185)	$8,471,906 (166,967)	$10,054,232 (198,152)
J. Brett Harvey	December 31, 2025	$1,270,571 (29,175)	$9,951,088 (228,498)	$11,221,659 (257,673)	40.8x	✓
	March 1, 2026	$1,480,340 (29,175)	$11,593,989 (228,498)	$13,074,328 (257,673)
Anne N. Kabagambe	December 31, 2025	$191,272 (4,392)	$2,183,162 (50,130)	$2,374,433 (54,522)	8.6x	✓
	March 1, 2026	$222,850 (4,392)	$2,543,596 (50,130)	$2,766,446 (54,522)
Robert A.P. Samek(5)	December 31, 2025	N/A	N/A	N/A	N/A	N/A
	March 1, 2026	$451,586 (8,900)	Nil (Nil)	$451,586 (8,900)
Loreto Silva	December 31, 2025	Nil (Nil)	$3,473,809 (79,766)	$3,473,809 (79,766)	12.6x	✓
	March 1, 2026	Nil (Nil)	$4,047,327 (79,766)	$4,047,327 (79,766)
Pekka J. Vauramo	December 31, 2025	Nil (Nil)	$156,345 (3,590)	$156,345 (3,590)	0.6x	N/A
	March 1, 2026	$629,176 (12,400)	$182,157 (3,590)	$811,333 (15,990)

(1)

The values of Barrick Shares and DSUs are based on the closing price of Barrick Shares on the NYSE as at December 31, 2025 ($43.55), and February 27, 2026 ($50.74), the last trading day prior to March 1, 2026.

(2)

Mr. Thornton’s share ownership was assessed as a multiple of his $1,100,000 annual retainer. As at February 27, 2026, the last trading day preceding March 1, 2026, Mr. Thornton holds 2,006,140 Barrick Shares directly and 59,970 Barrick Shares indirectly through a Rollover IRA. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 435,452 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

(3)

Ms. Cai was a Non-Executive Director from January 1, 2025 to February 28, 2026, during which period she was subject to the share ownership requirements for Non-Executive Directors. Ms. Cai was appointed Senior Executive Vice-President, Chief Financial Officer effective March 1, 2026 and will be subject to the applicable NEO share ownership requirements to be disclosed in the 2027 Information Circular. The 2025 NEO share ownership requirements are further described under “2025 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 60.

(4)	Ms. Costantini will retire from the Board at the Meeting.

(5)	Mr. Samek was appointed to the Board in February 2026.

Barrick Mining Corporation | 2026 Circular	31

Director Compensation Summary for 2025

The following table provides details of the compensation for Barrick’s directors during 2025, other than D. Mark Bristow, the former President and Chief Executive Officer, whose compensation is disclosed in “2025 Compensation of Named Executive Officers – Summary Compensation Table” on page 65 and who received no additional compensation as a result of his service as a former director of Barrick.

Director Compensation Table for the Year Ended December 31, 2025(1)

Name	2025 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)

John L. Thornton(3)	Chairman	$1,100,000	Nil	Nil	$68,461	$1,168,461

Helen Cai(4)	Audit & Risk; Compensation	$40,000	$275,000	Nil	Nil	$315,000

Christopher L. Coleman(5)	Compensation; ESG&N	$38,558	$68,750	Nil	Nil	$107,308

Isela A. Costantini(6)	Compensation (Chair)	$40,000	$275,000	Nil	Nil	$315,000

Brian L. Greenspun(7)	ESG&N (Chair); Compensation	$45,000	$275,000	Nil	Nil	$320,000

J. Brett Harvey(8)	Former Lead Director; ESG&N; Audit & Risk; Compensation	$85,163	$275,000	Nil	Nil	$360,163

Anne N. Kabagambe(9)	Audit & Risk; ESG&N	$135,000	$175,000	Nil	Nil	$310,000

Andrew J. Quinn(10)	Audit & Risk	$33,365	$68,750	Nil	Nil	$102,115

Loreto Silva(11)	Lead Director, Audit & Risk (Chair); ESG&N	$160,163	$175,000	Nil	Nil	$335,163

Ben van Beurden(12)	Former Lead Director	$95,412	$70,673	Nil	Nil	$166,085

Pekka J. Vauramo(13)	Audit & Risk	$67,450	$114,423	Nil	Nil	$181,873

(1)	Compensation for Non-Executive Directors is paid in U.S. dollars.

(2)

Figures shown in the Fees Earned column reflect the portion of the annual retainer paid in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Non-Executive Director Compensation Structure” on page 29. Figures in the Share-Based Awards column reflect the portion of the annual retainer paid in the form of DSUs. For 2025, Ms. Cai and Costantini and Messrs. Coleman, Greenspun, Harvey and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe and Ms. Silva and Messrs. van Beurden and Vauramo elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2025” table on page 34 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2025.

(3)

Mr. Thornton received an annual retainer of $1,100,000 for his role as Chairman, as disclosed under the Fees Earned column. In 2025, benefits and perquisites of $68,461 included accidental death & dismemberment and disability premiums, group health benefits, and a club membership.

(4)	Ms. Cai received a fee of $20,000 for her membership on the Compensation Committee, and a fee of $20,000 for her membership on the Audit & Risk Committee.

(5)

Mr. Coleman retired from the Board on May 6, 2025. He received a prorated fee of $95,192 for his services as director of the Board from January 1, 2025 to May 5, 2025. He received a prorated fee of $6,923 for his membership on the Compensation Committee and a prorated fee of $5,192 for his membership on the ESG & Nominating Committee from January 1, 2025 to May 5, 2025.

(6)	Ms. Costantini received a fee of $40,000 for her role as the Chair of the Compensation Committee. Ms. Costantini will retire from the Board at the Meeting.

(7)	Mr. Greenspun received a fee of $25,000 for his role as the Chair of the ESG & Nominating Committee, and a fee of $20,000 for his membership on the Compensation Committee.

(8)

Mr. Harvey received a prorated fee of $30,163 for his role as former Lead Director from January 1, 2025 to August 7, 2025, a fee of $20,000 for his membership on the Audit & Risk Committee, a fee of $20,000 for his membership on the Compensation Committee, and a fee of $15,000 for his membership on the ESG & Nominating Committee.

(9)	Ms. Kabagambe received a fee of $20,000 for her membership on the Audit & Risk Committee, and a fee of $15,000 for her membership on the ESG & Nominating Committee.

(10)

Mr. Quinn retired from the Board on May 6, 2025. He received a prorated fee of $95,192 for his services as director of the Board from January 1, 2025 to May 5, 2025. He received a prorated fee of $6,923 for his membership on the Audit & Risk Committee from January 1, 2025 to May 5, 2025.

(11)

Ms. Silva received a fee of $40,000 for her role as Chair of the Audit & Risk Committee, and a fee of $15,000 for her membership on the ESG & Nominating Committee. She also received a prorated fee of $5,163 for her role as Lead Director from November 24, 2025 to December 31, 2025.

(12)

Mr. van Beurden joined the Board on May 6, 2025 and retired from the Board on November 23, 2025. He received a prorated fee of $151,411 for his services as director of the Board from May 6, 2025 to November 23, 2025. He received a prorated fee of $14,674 for his role as former Lead Director from August 8, 2025 to November 23, 2025.

(13)

Mr. Vauramo joined the Board on May 6, 2025 and he received a prorated fee of $179,808 for his services as director of the Board from May 6, 2025 to December 31, 2025, and $2,065 for his membership on Audit & Risk Committee from November 24, 2025 to December 31, 2025.

32	Barrick Mining Corporation | 2026 Circular

Aggregate Option Exercises During Financial Year Ended December 31, 2025

None of our directors have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2025

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2025 for directors other than D. Mark Bristow, the former President and Chief Executive Officer, whose awards are disclosed in “2025 Compensation of Named Executive Officers – Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2025” on page 69.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

John L. Thornton(3)	Nil				Nil	Nil	$58,226

Helen Cai	Nil				Nil	Nil	$2,757,630

Christopher L. Coleman(4)	Nil				Nil	Nil	Nil

Isela A. Costantini(5)	Nil				Nil	Nil	$2,049,594

Brian L. Greenspun	Nil				Nil	Nil	$7,271,413

J. Brett Harvey	Nil				Nil	Nil	$9,951,088

Anne N. Kabagambe	Nil				Nil	Nil	$2,183,162

Andrew J. Quinn(4)	Nil				Nil	Nil	Nil

Loreto Silva	Nil				Nil	Nil	$3,473,809

Ben van Beurden(6)	Nil				Nil	Nil	Nil

Pekka J. Vauramo	Nil				Nil	Nil	$156,345

(1)

Non-Executive Directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2025” table on the next page for information on the DSUs awarded to directors in 2025.

(2)

The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2025, multiplied by the closing price of Barrick Shares on the NYSE on December 31, 2025 ($43.55).

(3)

Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 252 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012.

(4)	Messrs. Coleman and Quinn retired from the Board on May 6, 2025.

(5)	Ms. Costantini will retire from the Board at the Meeting.

(6)	Mr. van Beurden retired from the Board on November 23, 2025.

Barrick Mining Corporation | 2026 Circular	33

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2025

The following table provides information on the value realized upon vesting of option-based and share-based awards as well as non-equity incentive plan awards for each of the directors in 2025, other than D. Mark Bristow, the former President and Chief Executive Officer, whose awards are disclosed in “2025 Compensation of Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2025” on page 70.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)

John L. Thornton(3)	Nil	$695	Nil

Helen Cai(4)	Nil	$305,388	Nil

Christopher L. Coleman(5)	Nil	$88,464	Nil

Isela A. Costantini(6)	Nil	$296,939	Nil

Brian L. Greenspun(7)	Nil	$359,247	Nil

J. Brett Harvey(8)	Nil	$391,222	Nil

Anne N. Kabagambe(9)	Nil	$199,448	Nil

Andrew J. Quinn(10)	Nil	$88,464	Nil

Loreto Silva(11)	Nil	$214,848	Nil

Ben van Beurden(12)	Nil	$71,322	Nil

Pekka J. Vauramo(13)	Nil	$115,072	Nil

(1)	No directors had outstanding options as at December 31, 2025.

(2)

For all directors except Mr. Thornton, the figures shown represent all DSUs awarded that vested in 2025. In 2025, Ms. Cai and Ms. Costantini and Messrs. Coleman, Greenspun, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe, Ms. Silva, and Messrs. van Beurden and Vauramo elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. For Mr. Thornton, the figure shown reflects the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2025 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of Barrick Shares on the NYSE on the applicable date of issuance.

(3)	Mr. Thornton’s share-based awards include 26 DSU dividend equivalents.

(4)	Ms. Cai’s share-based awards include 10,436 DSUs and 1,090 DSU dividend equivalents.

(5)	Mr. Coleman retired from the Board on May 6, 2025. Mr. Coleman’s share-based awards include 3,551 DSUs and 980 DSU dividend equivalents.

(6)	Ms. Costantini’s share-based awards include 10,436 DSUs and 782 DSU dividend equivalents. Ms. Costantini will retire from the Board at the Meeting.

(7)	Mr. Greenspun’s share-based awards include 10,436 DSUs and 3,055 DSU dividend equivalents.

(8)	Mr. Harvey’s share-based awards include 10,436 DSUs and 4,221 DSU dividend equivalents.

(9)	Ms. Kabagambe’s share-based awards include 6,642 DSUs and 879 DSU dividend equivalents.

(10)	Mr. Quinn retired from the Board on May 6, 2025. Mr. Quinn’s share-based awards include 3,551 DSUs and 980 DSU dividend equivalents.

(11)	Ms. Silva’s share-based awards include 6,642 DSUs and 1,441 DSU dividend equivalents.

(12)	Mr. van Beurden retired from the Board on November 23, 2025. Mr. van Beurden’s share-based awards include 2,594 DSUs and 18 DSU dividend equivalents.

(13)	Mr. Vauramo’s share-based awards include 3,572 DSUs and 18 DSU dividend equivalents.

34	Barrick Mining Corporation | 2026 Circular

Compensation Discussion & Analysis

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of Owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Overview of our Executive Compensation Program

Compensation at Barrick rewards execution of our overarching vision: to be the world’s most valued gold and copper mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. We have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our Named Executive Officers (NEOs), now and over the long-term. Key highlights include:

✓	A significant portion of executive compensation is long-term in nature, in the form of Barrick Shares or units that convert into Barrick Shares.

✓	Leaders are subject to market-leading share ownership requirements.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution.

✓	We offer competitive compensation to attract, retain, and motivate exceptional talent.

Barrick’s executive compensation framework was supported by 91.28% of shareholders at our last Annual and Special Meeting.

We have continued to update the framework to meet the evolving demands of our business and market. Key updates include:

•	100% of all incentive compensation is tied to performance, with 35% directly tied to our relative TSR performance since 2023.

•

In line with our pay for performance philosophy and in response to shareholder feedback, the performance measures for our Annual Performance Incentive (API) Program and Long-Term Company Scorecard are strongly aligned with the performance of the Company as a whole. 70% of the API Scorecard is linked to quantifiable, company-wide measures, an increase from 50% in 2024. 100% of the LTI Scorecard is linked to company-wide financial and non-financial measures that were selected to drive our differentiated growth strategy.

•

Our 2025 compensation decisions reflect our performance in operations, sustainability, and safety, which is holistically assessed through our API Scorecards and Long-Term Company Scorecard. In 2025, Safety accounted for 15% of API Scorecard performance (up from 10% in 2024) with new indicators introduced to track our effectiveness in successfully implementing mitigating or corrective actions identified in investigations of safety incidents (which we refer to as Actions Close Out from All Incident Investigations) and our processes to evaluate in-field critical controls and safeguards in relation to the Company’s safety standards (which we refer to as Critical Control Verifications). As a consequence of the four fatalities recorded in 2025, the outcome for the Company API Scorecard was reduced by 5%, the outcome for the Africa and Middle East Regional API Scorecard was reduced by 10%, and the outcome for the Sustainability measure in the Long-Term Company Scorecard was capped at 75% despite the A grade.

•

We are a Company of owners who are financially invested in Barrick’s success, which is reflected in the breadth and depth of share ownership across the Company. As of March 1, 2026, NEOs (excluding the former President and Chief Executive Officer and former Senior Executive Vice-President, Chief Financial Officer) held over 820,000 Barrick Shares worth more than $41.6 million, and the Board (excluding the President and Chief Executive Officer) held over 2.8 million Barrick Shares worth more than $143 million.

Barrick Mining Corporation | 2026 Circular	35

2025 Compensation of Named Executive Officers

Our NEOs participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the Performance Granted Share Unit (PGSU) Plan, and the Partner Change in Control Severance Plan (Change in Control Plan). Our NEOs are also subject to market-leading share ownership requirements, which reflects the deep commitment to long-term ownership at the heart of our partnership culture.

2025 Named Executive Officers

This Circular reports the compensation paid to our NEOs in 2025:

Mark F. Hill	President and Chief Executive Officer(1)

Sebastiaan Bock	Chief Operating Officer, Africa and Middle East

Darian K. Rich	Chief Human Resources Officer

Poupak Bahamin	General Counsel and Chief Compliance Officer(2)

D. Mark Bristow	Former President and Chief Executive Officer(3)

Graham P. Shuttleworth	Former Senior Executive Vice-President, Chief Financial Officer(4)

(1)

Mr. Hill was appointed Group Chief Operating Officer and Interim President and Chief Executive Officer on September 29, 2025 and then appointed President and Chief Executive Officer on February 4, 2026. Prior to his appointment as Group Chief Operating Officer and Interim President and Chief Executive Officer, Mr. Hill was Chief Operating Officer, Latin America and Asia Pacific.

(2)	Ms. Bahamin was appointed Chief Legal Officer on November 19, 2025 and then appointed General Counsel and Chief Compliance Officer on March 9, 2026.

(3)	Mr. Bristow departed from the Company on September 28, 2025.

(4)	Mr. Shuttleworth departed from the Company on February 28, 2026.

Our NEO compensation program involves three principal elements:

•	Base Salary, which is a fixed cash amount set for each executive role by the Compensation Committee.

•	API, which is a cash bonus tied to annual goals and assessed predominantly on company-wide performance with an individual performance component.

•	PGSUs, which are equity awards for long-term company-wide performance with holding requirements that tie each NEO’s wealth to the Company’s sustained success and shareholder returns.

These and other elements of our executive compensation are described below.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our NEOs to ensure they remain competitive internally and externally, relative to roles of similar scope and responsibility.

In 2024, the Compensation Committee approved a two-step base salary increase for our Chief Operating Officer, Africa and Middle East. Accordingly, effective January 1, 2025, his base salary was increased from $550,000 per annum to $575,000 per annum.

Following Barrick’s leadership transition in 2025, the President and Chief Executive Officer reviewed the base salaries of the Executive Leadership Team. He recommended, and the Compensation Committee approved, base salary increases for the Chief Human Resources Officer and General Counsel and Chief Compliance Officer to $600,000 per annum. The increase took effect on November 1, 2025 for the Chief Human Resources Officer commensurate with his appointment to the role and November 19, 2025 for the General Counsel and Chief Compliance Officer commensurate with her then-appointment to Chief Legal Officer. The Chief Operating Officer, Africa and Middle East received a 3% market salary adjustment effective March 1, 2026.

Commensurate with the appointment of the Group Chief Operating Officer and Interim President and Chief Executive Officer on September 29, 2025, the Board and the Compensation Committee approved a salary of $1,000,000 per annum. Following his appointment to President and Chief Executive Officer on February 4, 2026, the Board and the Compensation Committee approved a salary of $1,400,000 per annum.

There were no base salary adjustments for any other NEOs.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan, originally designed in 2014 to incentivize a strong individual focus on the execution of our strategic priorities. For our Partners (including our NEOs), the maximum API opportunity is capped at 150% – 300% of base salary (depending on role). API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. Consistent with our pay-for-performance philosophy, there are no API awards for below-threshold performance and maximum API awards will only be made in cases of demonstrably superior performance across all performance categories.

36	Barrick Mining Corporation | 2026 Circular

The API Scorecards include performance measures for company-wide performance in ESG, Production, and Costs, as well as individually-tailored performance measures for performance against individual-specific Strategic Priorities. In 2024, the Compensation Committee approved a two-step reduction to the weighting of the individual component from 70% to 50%, and a further reduction from 50% to 30% in 2025. For 2025, the weighting of the company-wide performance component (ESG, Production, and Costs) was commensurately increased to 70%. The Safety weighting was increased from 10% to 15%. See “2025 Performance Considerations for NEOs – 2025 Annual Performance Incentive Considerations” on page 45 for an overview of the 2025 API Scorecard applicable to the NEOs.

We review our business plan at the beginning of each year to develop target performance ranges. The 2025 targets and ranges for the ESG, Production, and Cost measures, consistent with those applied to the rest of the organization, were approved by the Compensation Committee. Strategic Priorities for our NEOs were developed in consultation with the former President and Chief Executive Officer. Strategic Priorities for the former President and Chief Executive Officer were developed in consultation with the Chairman and the Lead Director.

For the 2025 performance period, the President and Chief Executive Officer holistically evaluated our NEOs’ performance against the Strategic Priorities. The Chairman, with input from the Lead Director, holistically evaluated the President and Chief Executive Officer’s achievements against the strategic priorities originally set for his role as Chief Operating Officer, Latin America and Asia Pacific.

For the Strategic Priorities component, an overall rating from zero to five was assigned to allow for performance-based differentiation. The rating was then converted to a percentage ranging from 0% (minimum) to 100% (maximum), which is multiplied by 30% of the API Opportunity for each of our NEOs to determine payouts. Performance for the ESG, Production, and Costs measures was reviewed by the Compensation Committee against the applicable performance ranges to determine payouts for the remaining 70% of the API Opportunity. Performance was linearly interpolated between threshold and maximum performance levels to determine payouts.

The Compensation Committee determined the 2025 API awards for our NEOs using the following payout formula:

The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the independent directors of the Board a different payout from the value determined by the API Scorecards. The Compensation Committee may also make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the performance period. Any such adjustments will be fully disclosed in our Information Circular each year. It is possible to receive no annual payout based on API Scorecard performance. API recommendations are considered by the Compensation Committee at the end of each year and decisions are generally made in February after the end of each year, once audited financial statements are approved by the Board.

See “2025 Performance Considerations for NEOs – 2025 Annual Performance Incentive Considerations” for detailed pay and performance highlights for our NEOs.

Performance Granted Share Units (PGSUs)

The PGSU Plan was introduced in 2015 to ensure our NEOs and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. NEOs receive 100% of any annual LTI earned based on performance in the form of PGSUs, which are share-based units that convert into Barrick Shares upon vesting. PGSUs, even after they convert to Barrick Shares, are subject to further holding requirements.

Each year, PGSUs are awarded based on the Compensation Committee’s multi-year assessment of the Company’s performance against our Long-Term Company Scorecard, which includes financial and non-financial metrics that we review against our strategic plan and investor guidance. Target ranges for performance measures are reviewed annually and set based on stretch levels of performance that reflect Barrick’s life of mine plans and strategy, shareholder expectations, and the competitive environment. See “2025 Performance Considerations for NEOs – 2025 Long-Term Company Scorecard (for 2025 PGSU Awards)” on page 40 for the results of the 2025 Long-Term Company Scorecard.

Barrick Mining Corporation | 2026 Circular	37

The Compensation Committee determined the 2025 PGSUs for our NEOs using the following payout formula. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that an NEO receive a different payout from the value determined by the Long-Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories, and it is possible to receive no annual award of PGSUs based on Long-Term Company Scorecard performance.

Illustrative Life Cycle of PGSUs

The following diagram illustrates the life cycle of PGSUs, from grant to payout, following termination of employment or retirement. PGSU awards granted in February 2026 in respect of 2025 were determined using the 2025 Long-Term Company Scorecard. PGSUs vest in one-third increments over 33 months. The key characteristics of the PGSU awards are included in Schedule C of this Circular. See “2025 Performance Considerations for NEOs – 2025 Long-Term Company Scorecard (for 2025 PGSU Awards)” on page 40 for the results of the 2025 Long-Term Company Scorecard.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard performance	After PGSUs vest, Barrick Shares are purchased in the market by a third-party administrator on behalf of each Partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee
takes a multi-year lens when
assessing Barrick’s
performance against the Long-
Term Company Scorecard to
ensure that Partners are only
rewarded for sustainable
performance and shareholder
value creation.

A three-year performance
period applies for financial
measures. Historical trending
performance will be considered
for other strategic measures.

Based on its assessment, the
Compensation Committee
assigns an overall score, which
can range from 0% to 100%.

The Compensation Committee determines
PGSU grants using the Long-Term Company
Scorecard result.

The dollar value of each PGSU grant is
determined by multiplying the Long-Term
Company Scorecard result and the LTI
opportunity, which varies by Partner from
three to six times base salary, depending on
position and level of responsibility.

The number of PGSUs granted is
determined by dividing the dollar value of the
PGSU award, by the volume weighted
average price (VWAP) of Barrick Shares for
the five trading days prior to the grant date
or, if the grant date occurs during a Blackout
Period, the VWAP for the five trading days
following the Blackout Period.

PGSUs vest in one-third increments on
the 12-month, 24-month, and 33-month
anniversary of the date of grant (or, if the
corresponding anniversary of the grant
date falls during a Blackout Period, on the
second trading day following the
expiration of the Blackout Period).

The total number of PGSUs vesting
would include the initial grant, plus
dividends accrued during the vesting
period. At vesting, the value of the
PGSUs is equal to the closing price of
Barrick Shares on the vesting date
multiplied by the number of PGSUs
having vested. The after-tax proceeds of
the vested PGSUs are then used by a
third-party administrative agent to
purchase Barrick Shares on the open
market on behalf of the Partner.

Barrick Shares purchased upon the vesting
of PGSUs (Restricted Shares) cannot be
sold until the Partner meets his or her share
ownership requirement (in which case only
those Barrick Shares in excess of the
requirement can be sold), or until the
Partner retires or leaves the Company.
Partners are required to retain at least 50%
of their share ownership requirement in
actual Barrick Shares. Partners receive
dividends on their Restricted Shares in cash,
when and as declared.

Generally, when a Partner leaves
the Company, all or a portion of
unvested PGSUs will be forfeited
except in the event of retirement
at or above the age of 60, death
or disability, or a double trigger
Change in Control.

Restrictions on Restricted Shares
will generally lapse and cease to
apply when a Partner leaves the
Company, provided that the
Partner does not resign or retire
from the Company to join, or
provide services to, a defined
competitor, or is not terminated for
cause.

When a Partner resigns or retires
from the Company to join, or
provide services to, a defined
competitor, or is terminated for
cause, unvested PGSU awards
will be forfeited and restrictions on
Restricted Shares will lapse in
three tranches (50% on
termination or retirement and 25%
on each of the first and second
anniversary of termination or
retirement).

38	Barrick Mining Corporation | 2026 Circular

All PGSUs, including converted Barrick Shares upon vesting, are subject to Barrick’s Clawback Policy and Executive Officer Recovery Policy. See “Managing Compensation Risks – Clawback Policy and Executive Officer Recovery Policy” on page 59 and “Managing Compensation Risks – NEO Share Ownership Requirements” on page 60 for further details.

Restricted Share Units

RSUs may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion, long-term retention, or other needs as deemed appropriate by the Compensation Committee. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant) and are settled in After-Tax Shares unless otherwise determined by the Compensation Committee. RSUs are granted on a case-by-case basis.

In 2018, the RSU Plan was amended and renamed the Long-Term Incentive Plan. Among other things, the Long-Term Incentive Plan provides the Compensation Committee with the flexibility to grant LTI in the form of After-Tax Shares. The key characteristics of unvested RSU awards are described in Schedule D of the Circular.

Previous Compensation Policies and Arrangements that Continue to Apply

Stock Options and Deferred Cash Awards

We no longer grant stock options or deferred cash awards (including cash-settled RSUs) for executive compensation purposes. None of the NEOs have outstanding stock options.

Restructured Retention Award for the Former President and Chief Executive Officer and the Former Senior Executive Vice-President, Chief Financial Officer

In February 2019, in connection with the annual grant process, PGSUs were awarded to the former President and Chief Executive Officer for his role in Barrick’s merger with Randgold Resources Limited. The former Senior Executive Vice-President, Chief Financial Officer also received a PGSU award in February 2019.

As described in our 2020 Information Circular, these PGSU awards were restructured in 2020, with one-third of the original awards retained and two-thirds restructured as RSU grants that were approved by the Compensation Committee and the Board in February 2021. As mutually determined by the Compensation Committee, the independent directors of the Board, the former President and Chief Executive Officer, and the former Senior Executive Vice-President, Chief Financial Officer, certain tranches of these RSU grants were forfeited or further restructured to (1) ensure strong alignment of compensation with the overall shareholder experience, and (2) extend the retention period for these key executives in line with the best interests of the Company and its shareholders. RSUs granted pursuant to these restructured retention awards (Restructured Retention RSU Awards) vest 33 months following the date of grant and upon vesting, the After-Tax Shares are subject to a holding period that precludes any sale of such After-Tax Shares until minimum share ownership requirements are met (in which case only the excess may be sold) or until retirement or departure from the Company.

The former Senior Executive Vice-President, Chief Financial Officer’s final Restructured Retention RSU Award vested in December 2025 and the holding restrictions were not applicable as minimum share ownership requirements were met, in line with the requirements described above. The former President and Chief Executive Officer had no Restructured Retention RSU Awards outstanding during 2025.

Other Executive Compensation Elements

Barrick Share Purchase Plan

The Barrick Share Purchase Plan (BSPP) allows our people to purchase Barrick Shares through payroll deduction, with a matching Company purchase up to a value of $4,000 (Cdn $5,000) per year. The value of the matching Company purchase is reviewed annually and is subject to change from time to time. These matching Barrick Shares must be held until the earlier of five years from the date of purchase or departure from the Company.

Executive Retirement Plans

Our Executive Retirement Plans provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accrued contributions are paid to the eligible officer in cash upon termination or retirement, as applicable. See “2025 Compensation of Named Executive Officers – Executive Retirement Plans” on page 70.

Other Benefits and Perquisites

We provide competitive benefits and perquisites. Barrick’s group benefits package for individuals who work full-time may include health, dental, life, disability, and accidental death and dismemberment (AD&D) coverage. Our executives, including our NEOs, may

Barrick Mining Corporation | 2026 Circular	39

be eligible for additional benefits and perquisites which may include financial and tax counselling and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, AD&D and long-term disability coverage, as well as legacy car allowances and ground and air transport.

To ensure the best people are in the right positions throughout our global business, we provide relocation support to employees as needed.

2025 Performance Considerations for NEOs

2025 Long-Term Company Scorecard (for 2025 PGSU Awards)

PGSU awards granted in February 2026 in respect of 2025 were determined using the 2025 Long-Term Company Scorecard, with 50% linked to returns and 50% linked to company-wide performance in growth and sustainability. A three-year lookback performance period (2023 – 2025) applies to Relative TSR, ROCE, and Reserves Replacement. Three-year performance for Relative TSR was assessed over 2023 to 2025 on a cumulative basis. Three-year trailing average performance was assessed for ROCE and Reserve Replacement based on performance in 2023, 2024 and 2025. 2025 and historical trending performance were assessed for the remaining measures.

For the 2025 PGSU awards, an overall score of 60% was achieved on the Long-Term Company Scorecard. While the company achieved an overall Grade of A in Sustainability, the Compensation Committee, at its discretion, capped the score at 75% of its maximum to reflect the Company’s 2025 and three-year trending safety record. We are committed to providing a zero harm workplace, and we adjust our compensation to reflect that goal.

Category	Long-Term Performance Measure	Weighting	Performance Period	Long-Term Performance Basis		Summary of Assessment (see accompanying narrative for further details)	Multi-year Outcome
				Threshold (25% payout)	Maximum (100% payout)

Returns	Relative TSR versus the constituent companies in the GDX(a)	35%	2023 – 2025	50th percentile	75th percentile	Relative TSR positioned at 31st percentile versus the GDX constituents	Nil
	Return on Capital Employed (ROCE)(b)	15%	2023 – 2025	10%	15%	2025: 32.5%; 3-year average ROCE(b) of 21.0%	15%

Growth	Reserve Replacement(c)	15%	2023 – 2025	3-year rolling average Reserve Replacement >75%	3-year rolling average Reserve Replacement >100%	2025: 29%; 3-year average Reserves Replacement of 504%(c)	15%
	Strategic Execution(d)	15%	2025 and year-over-year trending	Achievement of key priorities and milestones tracked to advance the execution of our strategy

$2.4 billion returned to shareholders in 2025 including share buybacks; continued drill testing of new greenfields prospects in Canada, Nevada, Peru, and Tanzania, with results highlighting further potential in Nevada and Kibali; successfully completed Pueblo Viejo throughput improvement projects; transitioned Lumwana project to execution phase; received Environmental Impact Assessment approval for Zaldivar mine extending it to 2051; resolved ongoing disputes in Mali and regained control of Loulo-Gounkoto; continued focus on developing the next generation of talent with expansions of the Barrick Academy and investment into a wide range of leadership, technical, and operational readiness programs deployed across the Company

							15%

40	Barrick Mining Corporation | 2026 Circular

Category	Long-Term Performance Measure	Weighting	Performance Period	Long-Term Performance Basis		Summary of Assessment (see accompanying narrative for further details)	Multi-year Outcome
				Threshold (25% payout)	Maximum (100% payout)

Sustainability	ESG and License to Operate(e)	20%	2025 and year-over-year trending	Grade C or lower	Grade A	Grade A, but payout adjusted to 75% to reflect 2025 and 3-year trending fatalities	15%

2025 Long-Term Performance Outcome (of 100%)							60%

(a)

Relative TSR is assessed on a cumulative total return basis over the relevant performance period. Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. Relative TSR is calculated with one-month opening and closing averaging periods.

(b)

ROCE is a financial metric that measures profitability as a ratio to the capital base and is therefore a commonly used metric in the mining industry. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Adjusted EBITDA is disclosed on page 68 of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19a to the audited annual financial statements for the year ended December 31, 2025 and primarily relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 81.

(c)

Reserves Replacement supports our long-term production forecast and growth profile and is calculated from the cumulative net change in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years (excluding attributable acquisitions and divestments). Gold equivalent ounces are calculated using the relevant reserve prices for each respective year. For further details, see “Other Information – Technical Information – Reserve Replacement” on page 86.

(d)

Successful strategy execution will be qualitatively assessed based on considerations such as: capital projects status and progress; ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; application of fit-for-purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and achievement of important milestones for strategy execution. Strategic execution will also consider progress towards Barrick’s human capital priorities.

(e)

Sustainability and license to operate will be assessed based on Barrick’s Sustainability Scorecard which includes quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment (including climate), and governance and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world. See “2025 Sustainability Scorecard Assessment Framework” on page 43.

Financial Performance Measures (50% weighting)

Relative TSR (35% weighting, assessment: Nil):

Following the Compensation Committee’s thorough review of the Long-Term Company Scorecard in 2023 and taking shareholder feedback into account, we increased the weighting of relative TSR from 15% to 35% and updated the relative TSR peer group from the MSCI Metals & Mining Index to the GDX, which is our external benchmark for TSR performance, to enable a more direct performance comparison with other global gold companies with whom Barrick competes for investment capital. The GDX was used as the relative TSR benchmark for 2025 PGSU awards. The minimum level of performance required to qualify for an award for this measure is median performance, with upper quartile performance qualifying for a maximum award. Despite returns of 170% over the performance period, Barrick’s relative TSR performance, positioned at the 31st percentile versus the constituents of the GDX, was below the minimum level of performance required to qualify for an award for this year. Based on an assessment of Barrick’s three-year TSR versus the performance range set at the beginning of the performance period, there is no payout for this metric.

Return on Capital Employed(1) (15% weighting, assessment: 100%):

ROCE(1) was introduced in 2023 to assess the returns generated as a percentage of our capital base, specifically capital allocated for our operating mines. Barrick continues to upgrade its portfolio, improve operations, and reallocate capital to only those projects that meet target returns and support the Company’s long-term investment filters. ROCE(1) performance has averaged 21% over the past three years, which exceeds the top end of our long-term performance range of 10%—15%. In consideration of the above, the payout for this metric is 100%.

Non-Financial Performance Measures (50% weighting)

Reserve Replacement (net of depletion) (15% weighting, assessment: 100%):

In 2025, Barrick grew attributable proven and probable gold mineral reserves by 1.8 million ounces(2) before 2025 depletion of 3.7 million ounces. Attributable proven and probable gold mineral reserves now stand at 85 million ounces(2). This represents a year-over-year, attributable mineral reserves decrease of 4.1 million ounces, with the Tongon and Hemlo divestitures accounting for a reduction of 2.2 million ounces. Although depletion was higher than net conversion by 1.9 million ounces for 2025, the three-year rolling average gold mineral reserve replacement stands close to 190%, adding more than 24 million ounces to gold mineral reserves

(excluding both acquisitions and divestments), primarily supported by 17 million ounces of net change in the prior year. Attributable

Barrick Mining Corporation | 2026 Circular	41

proven and probable copper mineral reserves remained at 18 million tonnes of copper in 2025. Overall, in 2025 Barrick replaced 49% of gold production, which combined is 29% on a gold equivalent ounce basis when including copper production(3)(4). Over the past three years, Barrick has maintained its record of substantial reserve growth, replacing 504% of attributable gold equivalent ounces(3)(4) net of depletion at a higher grade, which demonstrates the results of an unremitting focus on asset quality and further extending the life of our existing operations. In consideration of the above, the payout for this metric is 100%.

Strategic Execution (15% weighting, assessment: 100%):

Successful strategic execution is assessed based on the progress achieved during the year against the strategic initiatives we disclosed at the beginning of the year and the shareholder value we created both during the year and over the past three years. Our strategic initiatives for 2025 included: delivering on our Journey to Zero; growing the business with an emphasis on organic growth to leverage our existing footprint located in world-class geological districts; leveraging innovation and technology to drive industry-leading efficiencies; and living and instilling our DNA at all levels of the organization including with our contractors. We have made strong progress on each of these strategic initiatives in 2025.

Our strong performance in 2025 has supported the delivery of $2.4 billion in total returns to shareholders in 2025, including $0.9 billion in dividends and $1.5 billion in share buybacks. Our balance sheet remains one of the strongest in the gold mining industry, ensuring adequate liquidity to invest in our significant growth projects, including Fourmile (doubled resources in 2025 with further increases expected for 2026), the Lumwana Super Pit (procurement and construction work progressed), and Reko Diq (new porphyry discovery and construction ramp up). Aligned with our commitment to prioritize long-life, sustainable Tier One Gold and Copper Assets, during 2025 we successfully executed the strategic sales of the Hemlo gold mine in Canada, the Tongon gold mine in Côte d’Ivoire, the Alturas project in Chile, and our 50% interest in the Donlin project in Alaska, for combined cash proceeds in excess of $2.1 billion. We resolved ongoing disputes in Mali and regained control of Loulo-Gounkoto and we signed a Memorandum of Understanding with the Government of Zambia to further support investment in Lumwana. At Zaldivar, we received approval for the Environmental Impact Assessment which enables a life of mine extension to 2051. The Pueblo Viejo life of mine expansion continues to focus on housing and resettlement, and the construction of the Naranjo tailing storage facility has commenced. We continue to advance our drill testing at our new greenfields prospects in Canada, Nevada, Peru, and Tanzania and the results highlight further potential in Nevada and Kibali. We remain focused on developing the next generation of leaders with world-class training and development programs that are country-based and tailored to local needs, covering operational, behavioral, and informal learning. We continued to strengthen our investment in early talent professional development to build long-term technical depth and support local talent development. The Barrick Academy, Barrick’s core leadership development platform, was extended to our North American and Latin American regions following a successful launch in the Africa and Middle East Region. Additionally, we continued to develop our high-potential and emerging leaders and deploy programs to build technical capability, operational readiness, and succession readiness for critical roles across the organization.

In addition to the achievements highlighted above, management was authorized by the Board in December 2025 to explore an IPO of Barrick’s premier North American gold assets in order to unlock the value we believe has not been reflected in the market price of the Barrick Shares. This exploratory diligence, which involved rigorous financial and operational analysis by Barrick’s management and its advisors, set the foundation for the Board’s approval to pursue this IPO for an expected completion by late 2026. In consideration of the above, the payout for this metric is 100%.

ESG and License to Operate (20% weighting, assessment: 75%):

Our license to operate depends on our performance in safety, environmental stewardship, human rights, community development, stakeholder relations, and compliance, including anti-corruption. We set a high standard, assess performance, and seek continuous improvement. We review and update our targets and metrics annually.

Performance for this measure is assessed based on our industry-first Sustainability Scorecard. Developed in collaboration with independent experts, the Sustainability Scorecard measures our core sustainability key performance indicators. Measures are reviewed annually based on Barrick’s evolving strategic priorities, our investor and sustainability reporting expectations, and the expectations of the United Nations Global Compact. For 2025, the Sustainability Scorecard included 27 quantitative and qualitative performance indicators that were selected to track our performance across five priority aspects: safety (four indicators); social and economic development (six indicators); human rights (four indicators); environment (including climate, nine indicators); and governance (four indicators).

The scoring methodology was last updated in 2024 based on investor feedback. A three-step assessment gives equal importance to each of our five priority aspects. First, each performance indicator is ranked in quintiles against our peers, where applicable, as well as against our own internal performance standards. Second, each aspect is scored based on an equal weighted average of the associated performance indicators, and an aspect grade was provided. Finally, the overall score and grade for the Sustainability Scorecard is assessed by sum of the performance for each aspect. A summary of the revised scoring key and assessment framework is shown below.

To underscore our commitment to sustainability and our ambition to achieve a Grade A, no payout is awarded for this metric if the score results in a Grade C or lower. Year-over-year improvement that results in a Grade A qualifies for a maximum payout for this metric.

42	Barrick Mining Corporation | 2026 Circular

Based on a review of performance achieved and our scoring against each scorecard category, Barrick’s 2025 performance resulted in a Grade A. For further details regarding the Sustainability Scorecard methodology and 2025 measures, please refer to the Appendix of the 2025 Sustainability Report which will be published in Q2 2026 and can be accessed at www.barrick.com/sustainability.

2025 Sustainability Scorecard Assessment Framework

Sustainability Scorecard Grading Key			Assessment Framework for the Long-Term Company Scorecard
Grade	Aspect Score (Average score of indicators)	2025 Overall Score (Sum of performance for each aspect)	No award (0%)	to	Maximum award (100%)
A	1	5 – 8	If the score is a Grade C or lower		If the score is a Grade A
B	2	9 – 12
C	3	13 – 16
D	4	17 – 20
E	5	25

Abridged 2025 Sustainability Scorecard

Aspect	Key Performance Indicator	2024 Quintile	2025 Quintile	2025 Aspect Score and Grade	Year-over- year Trend

Safety	Total Recordable Injury Frequency Rate (TRIFR)	1	1	Average of 2.5 (Grade B)
	Zero fatalities	5	5
	Progress against our Journey to Zero Roadmap	2	3
	Percentage of actions closed on time from leading indicators (New)	N/A(1)	1

Social and Economic Development	Percentage of annual Community Development Committees commitments met(2)	3	2	Average of 1.8 (Grade A/B)
	Percentage of workforce who are host country nationals	1	1
	Percentage of senior management who are host country nationals	1	2
	Percentage of economic value that stays in host country	2	2
	Increase in national procurement year-on-year	1	1
	Proportion of grievances resolved within 30 days(2)	3	3

Human Rights	Percentage of security personnel receiving training on human rights	1	2	Average of 1.3 (Grade A)
	Independent human rights impact assessments with zero significant findings at high risk sites(2)	1	1
	Percentage of recommendations completed from independent human rights assessments	2	1
	Upgrade controversy listed by one of the ESG rating agencies	1	1

Environment (including Climate)	Number of significant environmental incidents	1	1	Average of 1.7 (Grade A/B)
	Tonne CO2—e per tonne of ore processed	4	4
	Progress against intensity emissions target based on updated GHG reduction targets (New)(2)	N/A(1)	3
	Water use efficiency (recycled & reused)	1	1
	Percentage of completion against Biodiversity Action Plan Commitments(2)	1	1
	Percentage of independent tailings reviews conducted(2)	1	1
	Global Industry Standard on Tailings Management (GISTM) progress(2)	1	1
	Closure liabilities: revenue ratio year-on-year performance (New)	N/A(1)	2
	Proportion of operational sites achieving annual concurrent reclamation targets(2)	1	1

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Aspect	Key Performance Indicator	2024 Quintile	2025 Quintile	2025 Aspect Score and Grade	Year-over- year Trend

Governance	Percentage of employees receiving Code of Conduct training(2)	1	1	Average of 1.0 (Grade A)
	Percentage of supply partners trained on Code of Conduct at time of on-boarding(2)	1	1
	Increase female representation across the organization	3	1
	30% female Board composition	1	1

Overall Score		44 (A)	45 (A)	Total Score of 8 (A)

(1)	N/A due to changes in the metrics that are not comparable year-over-year.

(2)	Internal metrics.

For 2025, a Grade A was assessed. Achievement of the highest possible grade reflects consistently strong sustainability performance over the past three years. In 2025, we reduced our TRIFR by 24% and LTIFR by 31% relative to 2024, which was our best LTIFR and TRIFR performance since 2004 (including best-in-class TRIFR performance against ICMM peers). Average water efficiency was 82% for 2025, above our annual water recycling and reuse target of 80%. We are prioritizing concurrent rehabilitation that minimizes our impact on the environment, and in 2025, we exceeded our Group’s concurrent rehabilitation targets, and significantly reduced our long-term liabilities. Host country nationals accounted for 96% of our workforce, including 69% of site leadership teams, in 2025. In keeping with our commitment to increase female representation across the organization, as of December 31, 2025, women make up 14% of employees.

Safety is our most important priority. Despite our notable progress towards achieving our sustainability vision, our safety performance in 2025 did not meet our Journey to Zero focus, and we are saddened by the fatalities recorded over the past three years, including the four fatalities recorded in 2025. Our focus remains on our Fatal Risk Management program, which involves fatal risk standards, operational standards, and critical controls. We have begun an independent safety review of our safety culture, standards, and incident investigations, and we remain steadfast in our commitment to achieving zero harm and eliminating all fatal incidents. While our overall score of a Grade A reflects a consistent year-over-year improvement across all other sustainability performance dimensions, to further underscore our commitment towards a zero harm workplace and our responsibility as a safe operator, the payout for this metric was determined to be 75%.

(1)

ROCE is a financial metric that measures profitability as a ratio to the capital base and is therefore a commonly used metric in the mining industry. ROCE measures return on capital employed by taking Adjusted EBIT (Adjusted EBITDA less depreciation) and dividing by the average capital employed. Adjusted EBITDA is disclosed on page 68 of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements. Capital employed is calculated as total assets exclusive of cash (adjusted for Construction in Progress and assets currently not being depreciated) net of total liabilities exclusive of debt. Construction in Progress and assets currently not being depreciated are disclosed in note 19a to the audited annual financial statements for the year ended December 31, 2025 and primarily relate to assets under construction at our operating mines as well as our development projects including Pascua-Lama, Norte Abierto and Reko Diq. Adjusted EBIT and Adjusted EBITDA are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further information and a detailed reconciliation of these non-GAAP measures to the most recently comparable IFRS measures, please see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 81.

(2)

Estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2025, unless otherwise noted. Complete mineral reserve and mineral resource data, including tonnes, grades, and ounces, can be found on pages 75-84 of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements. For further details, see endnote 15 of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements and “Other Information – Technical Information” on page 86.

(3)

Gold equivalent ounces from Barrick’s copper assets are calculated using long-term mineral reserve commodity prices of $1,500 per ounce of gold and $3.25 per pound of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 86.

(4)

Reserves Replacement supports our long-term production forecast and growth profile and is calculated from the cumulative net change in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years (excluding attributable acquisitions and divestments). Gold equivalent ounces are calculated using the relevant reserve prices for each respective year. For further details, see “Other Information – Technical Information – Reserve Replacement” on page 86.

44	Barrick Mining Corporation | 2026 Circular

2025 Annual Performance Incentive Considerations

Following the Compensation Committee’s review of the API Program, the Committee further increased the weighting of the Company performance component (ESG, Production, and Costs) from 50% in 2024 to 70% in 2025. The weighting of the individual component (tied to tailored Strategic Priorities) was commensurately reduced from 50% to 30% in 2025.

Company performance (and regional performance, where applicable) for the ESG, Production, and Costs measures was reviewed by the Compensation Committee against the applicable performance ranges to determine payouts for 70% of the API Opportunity for 2025. Performance was assessed on a sliding scale between threshold and maximum performance levels to determine payouts. Results are shown out of a maximum of 100% and on a weighted basis out of 70%.

As a consequence of the four fatalities at our sites recorded in 2025, the Company API Scorecard result was reduced by 5%, and the Africa and Middle East Regional API Scorecard result was reduced by 10%.

Below is an overview of the Company and regional API Scorecards applicable to the NEOs:

Company API Scorecard

2025 Measures	Weighting (of 70%)	Threshold (0% payout)	Maximum (100% payout)	2025 Performance	2025 Result (of 100%)	Weighted Result (of 70%)
ESG (20%)
Safety (LTIFR)(1)	5%	0.20	0.15	0.09	100%	5%
Safety (Actions Close Out from All Incident Investigations)(2)	5%	75%	90%	97%	100%	5%
Safety (Critical Control Verifications)(3)	5%	75%	85%	84%	90%	4.5%
Environment (Class 1 Environmental Incidents)(4)	5%	2 incidents	No incidents	No incidents	100%	5%
Production (25%)
Production (Attributable Gold Equivalent Ounces)(5)	25%	3,471 koz	4,050 koz	3,675 koz	35.3%	8.8%
Costs (25%)
Gold All-in Sustaining Costs(6)	18.75%	$1,565/oz	$1,352/oz	$1,423/oz	66.3%	12.4%
Copper All-in Sustaining Costs(6)	6.25%	$2.87/lb	$2.48/lb	$2.62/lb	63%	3.9%

Overall Company API Scorecard Result					63.9% of 100%	44.7% of 70%

Final 2025 Adjusted Score (5% reduction on weighted result for fatalities)					56.7% of 100%	39.7% of 70%

Latin America and Asia Pacific Region API Scorecard

2025 Measures	Weighting (of 70%)	Threshold (0% payout)	Maximum (100% payout)	2025 Performance	2025 Result (of 100%)	Weighted Result (of 70%)
ESG (20%)
Safety (LTIFR)(1)	5%	0.20	0.16	0.06	100%	5%
Safety (Actions Close Out from All Incident Investigations)(2)	5%	75%	90%	97%	100%	5%
Safety (Critical Control Verifications)(3)	5%	75%	85%	51%	0%	0%
Environment (Class 1 Environmental Incidents)(4)	5%	2 incidents	No incidents	No incidents	100%	5%
Production (25%)
Production (Attributable Gold Equivalent Ounces)(5)	25%	647 koz	754 koz	701 koz	50.7%	12.7%
Costs (25%)
Gold All-in Sustaining Costs(6)(7)	25%	$1,586/oz	$1,369/oz	$1,409/oz	81.7%	20.4%

Overall Latin America and Asia Pacific Region API Scorecard Result					68.7% of 100%	48.1% of 70%

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Africa and Middle East Region API Scorecard

2025 Measures	Weighting (of 70%)	Threshold (0% payout)	Maximum (100% payout)	2025 Performance	2025 Result (of 100%)	Weighted Result (of 70%)
ESG (20%)
Safety (LTIFR)(1)	5%	0.10	0.08	0.09	55.6%	2.8%
Safety (Actions Close Out from All Incident Investigations)(2)	5%	75%	90%	99%	100%	5%
Safety (Critical Control Verifications)(3)	5%	75%	85%	82%	70%	3.5%
Environment (Class 1 Environmental Incidents)(4)	5%	2 incidents	No incidents	No incidents	100%	5%
Production (25%)
Production (Attributable Gold Equivalent Ounces)(5)	25%	1,308 koz	1,526 koz	1,383 koz	34.4%	8.6%
Costs (25%)
Gold All-in Sustaining Costs(6)(7)	18.75%	$1,453/oz	$1,255/oz	$1,308/oz	73.3%	13.7%
Copper All-in Sustaining Costs(6)(7)	6.25%	$2.87/lb	$2.48/lb	$2.62/lb	63%	3.9%

Overall Africa and Middle East Region API Scorecard Result					60.8% of 100%	42.6% of 70%

Final 2025 Adjusted Score (10% reduction on weighted result for fatalities)					46.5% of 100%	32.6% of 70%

(1)	LTIFR is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

(2)

Actions Close Out from All Incident Investigations is a measure of our effectiveness in successfully implementing mitigating or corrective actions identified in investigations of safety incidents. It is the proportion of the number of such actions that are implemented (“closed-out”) to the total number of such actions identified in all safety incident investigations, including reportable and high potential incident investigations.

(3)

Critical Control Verifications is a systematic process to regularly evaluate in-field critical controls and safeguards in relation to the Company’s safety standards. It measures the number of Critical Control Verifications undertaken by responsible leadership for activities conducted at sites where Fatal Risks have been identified against internal targets. This practice is considered a leading indicator linked to the prevention of fatalities.

(4)

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.

(5)

Gold equivalent ounces from Barrick’s copper assets are calculated using long-term mineral reserve commodity prices of $1,500/oz of gold and $3.25/lb of copper. For further details, see “Other Information – Technical Information – Gold Equivalent Ounces” on page 86.

(6)

“All-in sustaining costs” is a non-GAAP financial performance measure with no standardized definition under IFRS. Although a standardized definition was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 81.

(7)	For regional Chief Operating Officers, performance against regional copper costs will only be assessed where there is attributable production in the region.

The individual component of the API Scorecard (tied to tailored Strategic Priorities) accounts for 30% of the 2025 API Award. The Strategic Priorities portion of the 2025 API award for the President and Chief Executive Officer was determined based on the Chairman’s review of his accomplishments against the API Scorecard, with input from the Lead Director, recommended by the Compensation Committee and approved by the independent directors of the Board. The Strategic Priorities portion of the 2025 API awards for our other NEOs (excluding the former President and Chief Executive Officer) were determined based on the President and Chief Executive Officer’s review of their accomplishments against their respective API Scorecards and approved by the Compensation Committee. Details on the individual performance assessment for each of the NEOs are summarized in the next section.

Mr. Bristow received a prorated API award based on the average of his paid API in 2022, 2023, and 2024, pursuant to the terms of his separation arrangements. Please see page 54 for more details.

46	Barrick Mining Corporation | 2026 Circular

President and Chief Executive Officer

Mr. Mark Hill was appointed Group Chief Operating Officer and Interim President and Chief Executive Officer on September 29, 2025, and given the strong performance of the business under Mark Hill’s leadership, the Board appointed him as President and Chief Executive Officer on February 4, 2026. He was previously the executive responsible for Barrick’s Latin America and Asia Pacific region, a role he assumed in January 2019.

In line with the API Program, Company and regional scorecard performance achieved for the ESG, Production, and Costs measures accounted for 70% of the API payout, and the remaining 30% was tied to individual achievements against our financial, operational, and strategic priorities including safety improvements. For 2025, the Latin America and Asia Pacific regional scorecard performance was prorated to reflect Mr. Hill’s service as Chief Operating Officer, Latin America and Asia Pacific from January 1, 2025 to September 28, 2025. His individual performance reflects an assessment of his achievements against the strategic priorities originally set for his role as Chief Operating Officer, Latin America and Asia Pacific. Further consideration was given for performance achieved in his capacity as Group Chief Operating Officer and Interim President and Chief Executive Officer from September 29, 2025 to December 31, 2025, including strong financial and operational results delivered under his decisive leadership in Q4 to finish 2025, his role in reaching an agreement in Mali, and progress towards an IPO of our North America business to maximize value for our shareholders.

On the Chairman’s recommendation and the Compensation Committee’s advice, taking into consideration the 2025 scoring for each performance category summarized below, the independent directors of the Board determined that an API award of $1,674,818 was appropriate.

API Scorecard Performance Category	2025 Weighting[1]	2025 Score
Company API Scorecard	44%	56.7%
Latin America and Asia Pacific Region API Scorecard	26%	68.7%
Strategic Priorities	30%	92.0%
Overall API Score (of 100%)		70.4%

(1)   From January 1 to September 28, 2025, the Company API Scorecard accounted for 35% of overall performance, and the Latin America and Asia Pacific Region API Scorecard accounted for 35% of overall performance. From September 29, 2025 to December 31, 2025, the Company API Scorecard accounted for 70% of overall performance. API weightings were prorated commensurate with his leadership transition.

2025 Strategic Priorities (30% Weighting)

Strategic Initiatives

—   Deliver on production plan at Veladero

—   Deliver on production plan at Porgera

—   Advance construction ramp-up at Reko Diq, and support the Chief Financial Officer with financing agreements

—   Complete processing plant ramp up at Pueblo Viejo

—   Secure tenements and initiate permits in Ecuador

—   Source, evaluate, and pursue internal and external growth opportunities for Barrick

—   Lead and participate in strategic planning sessions and workshops for various sites

Operational Excellence

—   Deliver on 2025 business plan cost and capital

—   Partner with the Chief Financial Officer on driving remaining systems implementations at Porgera according to the roadmap

—   Restructure Pueblo Viejo management team and streamline plant headcount

—   Drive the Company’s progress against our Journey to Zero Roadmap

Sustainability

—   Resolve resettlement issues associated with the Pueblo Viejo mine expansion project

—   Advance the Community Development Agreement at Porgera

—   Drive further year-on-year safety improvement (lagging and leading indicators)

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2025 Accomplishments against Strategic Priorities

Strategic Initiatives

✓   Achieved resolution with the Government of the Republic of Mali and regained control of the Loulo-Gounkoto complex

✓   Base dividend increased by 25% and 2025 share buyback program increased to $1.5bn

✓   Signed a Memorandum of Understanding in Ecuador

✓   Completed the divestiture of Barrick’s interests in the Tongon gold mine and certain of its exploration properties in Côte d’Ivoire to the Atlantic Group for total consideration of up to $305 million

✓   Completed the divestiture of the Hemlo Gold Mine in Canada to Carcetti Capital Corp, for a total consideration of up to $1.09 billion, inclusive of $875 million in cash received on closing, $50 million in HMC shares received on closing, and a projection and tiered gold price-linked cash payment structure of up to $165 million starting in January 2027 for a five-year term

✓   Reko Diq advanced on schedule, with onsite construction ramping up, and project financing nearing finalization

Operational Excellence

✓   Restructured and streamlined the Company’s Executive Leadership Team to suit the evolving needs of the Company

✓   Full year 2025 gold production in line with guidance at 3.26 million ounces

✓   Full year 2025 copper production in line with guidance at 220,000 tonnes

✓   Critical water projects have advanced well at Pueblo Viejo, with the new effluent treatment plant engineering now 85% complete. Attributable production is forecast to increase to 350-400koz in 2026 The phased execution of the Phase 8 Leach Pad project at Veladero provides flexibility to align future stages with economic conditions and the applicable regulatory framework. Phase 8A was completed, and phase 8B was approved in Q3 2025

✓   Veladero production exceeded top end of guidance and beat cost guidance by over $100/oz

✓   Porgera 2025 production of 92koz is towards the top end of 2025 guidance range

Sustainability

✓   Successfully resolved the key resettlement issues and executed an agreement at Pueblo Viejo. Initiated engagement with affected community members to ensure implementation of the agreed outcomes

✓   Tangible progress in our safety program Journey to Zero across the region, achieving a 14% year-on-year reduction in LTIFR and a 46% decrease in TRIFR, alongside another year without fatalities in the LATAM region. Regrettably, these regional achievements were offset by fatalities that occurred in other regions during 2025

48	Barrick Mining Corporation | 2026 Circular

Reported and Realized Pay Comparison for the President and Chief Executive Officer

Reported Pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized Pay is the compensation actually received by the President and Chief Executive Officer during the year, including base salary, API earned and all other compensation, as reported in the “Summary Compensation Table”. Realized Pay includes the value of LTI awards that vested during the year and for which applicable post-vesting holding restrictions have lapsed, as reported in the “Value Vested or Earned During the Year” table for each respective year. Realized Pay also includes the market value of previously vested LTI awards for which the applicable post-vesting holding restrictions lapsed during the year.

The graph (expressed in thousands of dollars) compares the compensation reported for our President and Chief Executive Officer in the “Summary Compensation Table” with the compensation that he actually received in each year.

Although LTI awards are reported in the “Summary Compensation Table”, our President and Chief Executive Officer will not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the overall shareholder experience over the long-term. The value of the LTI awards reported in the “Summary Compensation Table” therefore represents a future compensation opportunity, rather than an in-year compensation value.

In 2025, the compensation that our President and Chief Executive Officer actually received (Realized Pay) included his base salary, an API award paid in cash, and benefits and perquisites as incurred. Realized Pay also included the value from certain LTI awards that vested during the year and for which applicable post-vesting holding restrictions have lapsed, namely the vesting of the second and third one-third tranches of the February 2023 PGSUs and the vesting of the first one-third tranche of the February 2024 PGSUs. Upon vesting, the after-tax proceeds were used to purchase Barrick Shares, further bolstering the President and Chief Executive Officer’s share ownership position of over 250,000 Barrick Shares as at December 31, 2025.

Over the past five years, Realized Pay was, on average, 6% less than the Reported Pay in the “Summary Compensation Table”. In 2025, Realized Pay was 45% lower than the Reported Pay in the “Summary Compensation Table”.

Barrick Mining Corporation | 2026 Circular	49

Chief Operating Officer, Africa and Middle East

Mr. Sebastiaan Bock was appointed Chief Operating Officer, Africa and Middle East on July 1, 2022. He served as Senior Vice-President, Chief Financial Officer, Africa and Middle East from January 1, 2019. In determining Mr. Bock’s API award, the Compensation Committee considered the Company and regional performance achieved for the ESG, Production, and Costs measures, which account for 70% of the API payout. For the remaining 30%, the Compensation Committee also considered the President and Chief Executive Officer’s recommendations and Mr. Bock’s contributions to advancing our 2025 financial, operational, and strategic priorities. After considering the 2025 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Bock an API award of $976,101.

API Scorecard Performance Category	2025 Weighting	2025 Score
Company API Scorecard	35%	56.7%
Africa and Middle East Region API Scorecard	35%	46.5%
Strategic Priorities	30%	68.2%
Overall API Score (of 100%)		56.6%

Strategic Priorities (30% Weighting)

Strategic Initiatives

—   Deliver at least one new growth project outside the current portfolio for the Africa and Middle East region

—   Deliver Lumwana expansion milestones for 2025

—   Work with the strategic matters team to complete the divestiture of the Tongon gold mine

—   Work with other Barrick executives to grow the Africa and Middle East region through value-adding discoveries and acquisitions, including the expansion of Barrick’s copper portfolio

—   Rationalize all local partnerships across the region to ensure they add value to the business

Operational Excellence

—   Maintain and grow the 10-year production profile supported by a robust and integrated exploration pipeline

—   Drive optimal operational flexibility at each operation through broken stocks, stockpiles, and equipment availabilities

Sustainability	— Embed OneMine into the daily management of the business — Increase renewable component of energy mix across the region

2025 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Delivered a resolution of the disputes with the Government of the Republic of Mali regarding the Loulo-Gounkoto complex including the successful renewal of the 10-year mining license, paving the way for a constructive path forward

✓   Lumwana Super Pit Expansion earthworks completed and civil construction in progress. Remains on track for commissioning in Q1 2028

✓   Memorandum of Understanding signed with Zambian government, with a significant regional footprint of 6,600km2 of ground developed across the Central African Copperbelt

✓   Secured permits in Haut-Katanga and advanced further copper exploration efforts in the Democratic Republic of Congo

✓   Completed the sale of Barrick’s interests in the Tongon gold mine and exploration portfolio for total consideration of up to $305 million

✓   Consolidated Open-pit mining partnerships at Kibali

✓   Finalized local gold sales agreement with the Bank of Tanzania, unlocking lower royalties for locally sold gold and the release of withheld inventory from Tanzanian assets

✓   Exploration portfolio continues to expand across the Africa and Middle East region. Strong brownfield results at Kibali suggest the potential for new discoveries that will further extend the life of the mine

Operational Excellence

✓   Replaced annual depletion for the fifth consecutive year

✓   Lumwana set a record for copper production and tonnes mined

✓   Power projects are being delivered on schedule. Collaborating with state utility companies and regional partners to modernize the network in East Africa and strengthen energy security in the region

✓   Optimized mine plans in place, building flexibility through broken stocks, stockpiles, and equipment availability improvements for delivery in 2026

✓   North Mara plant throughput improved to 410 tonnes per hour

✓   Delivered on production guidance

Sustainability

✓   Increased resourcing of frontline management supervision and safety teams with a focus on fatal risks, improving critical control verification and strengthening oversight

✓   Launch of Contractor Safety Management training program

✓   Leading dedicated safety engagements onsite by the executive management team

✓   Improved management systems, including OneMine, rolled out across the region allowing for real-time analysis and management intervention

✓   The Ma’aden Barrick Copper Company (MBCC) became the first mine in Saudi Arabia to recruit women to work in remote areas for operational roles; training deployed for 11 women across multiple disciplines

✓   Tanzania secured Employer of Choice award for three consecutive years

✓   Launched accredited Lumwana training facility, enrolling 100 graduates with 40% female participation

✓   Continued frontline leadership training at the Barrick Academy, with over 1,500 employees trained

✓   16 MW solar plant and battery energy storage system (BESS) commissioned at Kibali increased renewable component of energy mix to 85% average per annum

✓   5MW BESS system commissioned at North Mara, eliminating the previous diesel burn for spinning reserve

✓   Successfully obtained Environmental & Social Impact Assessment (ESIA) approvals for Lumwana Super Pit Expansion project and North Mara Rama Cut 5

✓   Translocated 24 additional rhino in 2025 from South Africa to Garamba National Park in the Democratic Republic of Congo

50	Barrick Mining Corporation | 2026 Circular

Chief Human Resources Officer

Mr. Darian Rich was appointed Chief Human Resources Officer on November 1, 2025. He joined Barrick in 2012 and was appointed Executive Vice-President, Talent Management on July 16, 2014 when he was tasked with attracting, retaining, and developing exceptional people. In January 2019, Mr. Rich was appointed Human Resources Executive. In determining Mr. Rich’s API award, the Compensation Committee considered the Company performance achieved for the ESG, Production, and Costs measures, which account for 70% of the API payout. For the remaining 30%, the Compensation Committee also considered the President and Chief Executive Officer’s recommendations and Mr. Rich’s contributions to advancing our 2025 financial, operational, and strategic priorities. After considering the 2025 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Rich an API award of $1,051,301.

API Scorecard Performance Category	2025 Weighting	2025 Score
Company API Scorecard	70%	56.7%
Strategic Priorities	30%	80.0%
Overall API Score (of 100%)		63.7%

Strategic Priorities (30% Weighting)

Strategic Initiatives

—   Support President and Chief Executive Officer with executive succession planning

—   Coordinate with President and Chief Executive Officer and Compensation Committee on the design of incentive scorecards and the engagement with shareholders

—   Ensure robust leadership development programs

—   Define macro strategic talent sourcing requirements

Operational Excellence

—   Partner with regional leaders to ensure effectiveness of industrial relations mandates, collective bargaining, litigation prevention, issue mitigation and general contract administration

—   Drive innovative and collaborative rural health care ecosystem

—   Embed human resource systems and governance to solidify one authoritative source of employee data

—   Provide specific human resources project support for Lumwana and Reko Diq, including recruitment for hard-to-fill professional positions

—   Partner with the President and Chief Executive Officer, regional leaders, and the Director of Aviation to ensure safe and efficient operation of all aviation assets globally

Sustainability

—   Provide fit-for-purpose solutions for people issues, including employee transfers across the Group

—   Partner with local operations to maintain 95% local hires

—   Drive expansion of technical training centers and apprenticeship programs

2025 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Partnered with the Group Chief Operating Officer and Interim President and Chief Executive Officer to redesign the Company’s Executive Leadership Team and Regional organizational design to suit the evolving strategic needs of the Company

✓   Led Group-wide succession planning and strengthened the leadership pipeline for critical roles, enabling successful internal appointments to ensure leadership continuity and organizational stability

✓   Scaled Barrick Academy as the Company’s core global leadership development platform for supervisors, foremen and superintendents. Expand delivery into the North American and Latin American regions after a successful launch in the Africa and Middle East region, strengthening leadership capability and enterprise consistency

✓   Managed recommended changes to Barrick’s incentive and equity plans and implemented changes to respond to shareholder feedback and support Barrick’s strategy resulting in 91.28% Say on Pay approval from investors

✓   Oversaw sustained investment in early talent pipelines, local talent development, and technical capability programs across operating regions

Operational Excellence

✓   Oversaw initiatives to maintain a healthy industrial relations environment

✓   Nevada Gold Mines medical strategy advancing to plan, reducing dependency on higher-cost, lower-quality alternatives

✓   Supported large-scale local talent pipeline programs, including 660 students employed by Barrick globally and 490 participants trained through the Hunar Foundation partnership in Pakistan

✓   Enabled workforce readiness for major growth projects by overseeing large-scale local recruitment and leadership placements across Lumwana and Reko Diq, building sustainable local capability while ensuring critical roles are staffed to support project execution and ramp-up

✓   Strengthened global people infrastructure through a unified HRIS platform across all sites, which provides a single source of truth for employee data, improved data integrity, standardized programs, and a scalable platform for talent, skills, performance, and succession management

✓   Established and improved connections between HR systems and enterprise solutions to simplify processes and support the seamless flow of people and information across our operations

✓   Built on the capabilities for enhanced workforce planning and talent forecasting, leveraging a unified global platform to strengthen talent visibility, mobility, and long-term succession planning

✓   Utilizing both Barrick assets and charters, over 8,000 hours were safely flown transporting more than 87,000 passengers

Sustainability

✓   Oversaw the recruitment of next-generation talent to further optimize technical and leadership bench strength. This included 545 participants globally across graduate, internship, and bursary programs

✓   Oversaw sustained investment in early talent pipelines, local talent development, and technical capability programs across operating regions

✓   Technical training centers operational across all regions with expanding enrollment in apprenticeship programs

Barrick Mining Corporation | 2026 Circular	51

General Counsel and Chief Compliance Officer

Ms. Poupak Bahamin was appointed General Counsel and Chief Compliance Officer on March 9, 2026, following her appointment to Chief Legal Officer on November 19, 2025. She joined Barrick in 2020 as Deputy General Counsel and was appointed General Counsel on April 1, 2022. In determining Ms. Bahamin’s API award, the Compensation Committee considered the Company performance achieved for the ESG, Production, and Costs measures, which account for 70% of the API payout. For the remaining 30%, the Compensation Committee also considered the President and Chief Executive Officer’s recommendations and Ms. Bahamin’s contributions to advancing our 2025 financial, operational, and strategic priorities. After considering the 2025 scoring for each performance category summarized below, the Compensation Committee awarded Ms. Bahamin an API award of $746,370.

API Scorecard Performance Category	2025 Weighting	2025 Score
Company API Scorecard	70%	56.7%
Strategic Priorities	30%	84.1%
Overall API Score (of 100%)		64.9%

Strategic Priorities (30% Weighting)
Strategic Initiatives

—   Develop and lead a legal function which provides legal support to the Company in all of its business objectives, while protecting it against claims and legal risks

—   Advance key litigation and other strategic or sensitive matters that arise from time to time including the resolution of legacy matters

—   Support the resolution of the conflict with the Government of Mali

Operational Excellence

—   Oversee updates to security-related and other Company standards and guidelines

—   Support IT department in managing risks

—   Ensure coordination, cooperation and effectiveness within the legal team

—   Manage legal and regulatory issues that arise from time to time

—   Develop and execute a plan to achieve savings on legal spending at the corporate level and across the regions

Sustainability

—   Increase engagement and involvement to ensure our host countries follow best practices in mining legislative reform

—   Take a leadership role to resolve issues that arise from time to time in partnerships and joint ventures

2025 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Provided guidance and oversight on sensitive and other key legacy and litigation matters, including the resolution of a legacy matter in the Philippines and the dismissal on jurisdictional grounds of claims brought in Canada concerning alleged violations of human rights in Tanzania

✓   Oversaw numerous workstreams resulting from the conflict with the Government of Mali, including the international arbitration strategy, management of local proceedings, and engagement with relevant government and international institutions, all eventually leading to the successful resolution of the conflict

✓   Led successful enterprise-level litigation management across various jurisdictions, including oversight of teams of external counsel

Operational Excellence

✓   Delivered updated security-related and other standards

✓   Held Legal Team Effectiveness Sessions with Regional General Counsels to ensure coordination and cooperation

✓   Developed a plan for managing legal fees to be implemented in 2026, in line with wider focus on cost containment

Sustainability	✓ Added a legal perspective to the Mining Industry Association to monitor and influence policy and rulemaking ✓ Worked efficiently with the sustainability team in engagement with industry stakeholders

52	Barrick Mining Corporation | 2026 Circular

Former Senior Executive Vice-President, Chief Financial Officer

Mr. Graham Shuttleworth served as Senior Executive Vice-President, Chief Financial Officer from January 1, 2019 to February 28, 2026. In determining Mr. Shuttleworth’s 2025 API award, the Compensation Committee considered the Company performance achieved for the ESG, Production, and Costs measures, which account for 70% of the API payout. For the remaining 30%, the Compensation Committee also considered the President and Chief Executive Officer’s recommendations and Mr. Shuttleworth’s contributions to advancing our 2025 financial and strategic priorities. After considering the 2025 scoring for each performance category summarized below, the Compensation Committee awarded Mr. Shuttleworth an API of $1,529,089.

API Scorecard Performance Category	2025 Weighting	2025 Score
Company API Scorecard	70%	56.7%
Strategic Priorities	30%	80.0%
Overall API Score (of 100%)		63.7%

2025 Strategic Priorities (30% Weighting)

Strategic Initiatives

—   Lead negotiations and advance the project financing agreements with the lenders for the Reko Diq project, including oversight of the structure, lending syndicate, legal review and documentation, and drawdown structuring

—   Lead the Group tax strategy, including new legislation (such as Pillar 2) and opportunities such as the RIGI incentive regime in Argentina

—   Oversee implementation of stronger cybersecurity systems in line with the priorities established at the strategic review

—   Review opportunities to enhance shareholder returns through dividends and share buybacks

—   Drive projects to deliver the identified cost savings across the business

—   Maintain relationships with existing shareholders and clearly communicate strategy with the investment community.

—   Attract new investors through successful interaction and proactive outreach

Operational Excellence

—   Lead strategy and team effectiveness workshops for the financial, commercial, supply chain, systems, information technology and business assurance and risk teams to drive operational excellence and innovation

—   Chair the Capital Review meetings for the Group to ensure we deliver on our capital plans, drive accuracy in our monthly forecasting and achieve the business plan

—   Review global insurance coverage including review of captive utilization and potential new lines to cover emerging risks to achieve best cover at the most efficient rates

—   Update the Group Corporate Risk Assessment, including coordinating input from regional assessments

—   Drive group systems implementations at Porgera according to the roadmap

Sustainability

—   Deliver on Group general and administrative cost guidance

—   Engage with regional Chief Financial Officers, other finance team stakeholders, and external auditors, to ensure the efficiency of the 2025 audit

—   Drive a focus on profitability during monthly cost review meeting

2025 Accomplishments against Strategic Priorities
Strategic Initiatives

✓   Financing agreements for Reko Diq negotiated for Board review

✓   Successfully executed plans, including corporate simplification in Australia and Chile, engagement on tax policy matters in key countries where we operate, and recovery of significant tax credits in Democratic Republic of the Congo and US

✓   Migration of cybersecurity tools to new systems delivered on time

✓   Returned a record $2.4 billion to shareholders through dividends and share buybacks and finished the year with $2 billion in cash net of debt

✓   Renewed and increased the 2025 share buyback program to $1.5 billion

✓   Balanced the need to fund growth with providing sustainable returns to shareholders; $890 million paid in dividends, an increase of 28% over the prior year

✓   Held global road show meeting with all of Barrick’s top 10 shareholders following results and held frequent virtual meetings to keep shareholders informed. Met with new investors at conferences throughout the year, including attendance at new conferences, leading to significant increases in holdings with several large institutional managers

Operational Excellence

✓   Led strategy and team effectiveness workshops across finance, supply chain, systems, information technology and business assurance and risk group functions to drive operational excellence and innovation

✓   Led monthly capital review meetings. Capital expenditure was below the 2025 budget

✓   All major insurance classes renewed for 2025 and 2026, with rate reductions achieved across all lines

✓   Updated Group Corporate Risk Assessment, presented to Audit & Risk Committee in Q2 2025, and revised controls as needed

✓   Successfully led the implementation of key SAP and Xeras systems at Porgera

Sustainability

✓   Maintained industry-leading low general and administrative costs, below guidance, by streamlining Barrick’s corporate structure, reducing closure liabilities, and driving operational cost efficiencies

✓   Reduced year-on-year external audit costs

Barrick Mining Corporation | 2026 Circular	53

Separation Arrangements for Former Executive Officers

Our former President and Chief Executive Officer, D. Mark Bristow, departed the Company effective September 28, 2025, and our former Senior Executive Vice-President, Chief Financial Officer, Graham P. Shuttleworth, departed the Company effective February 28, 2026.

Separation Arrangements for our Former President and Chief Executive Officer

Mr. Bristow’s separation arrangements, which are subject to clawback in certain circumstances, were determined by the Board in line with the termination provisions of his services agreement with the Company and with respect to prorated API and LTI for 2025, in consideration of his contributions to Barrick as President and Chief Executive Officer during the relevant performance period. The details of Mr. Bristow’s separation arrangements are as follows:

a)

Cash severance: A lump sum cash payment equal to two times the sum of his base salary plus two times the most recent three-year average actual API award, and a payment of 15% of this sum in lieu of allocations to the Retirement Trust Scheme.

b)

Prorated 2025 API: A prorated API award in recognition of his contribution as President and Chief Executive Officer from January 1, 2025 up to the date of his separation equal to the greater of (i) the most recent three-year average actual API paid and (ii) the assessed result of his API Scorecard based on actual performance. In addition, Mr. Bristow received a payment of 15% of the amount calculated in accordance with the preceding sentence in lieu of contributions to the Retirement Trust Scheme.

c)

Prorated 2025 LTI: A lump-sum cash payment equal to the value of PGSUs that would have been granted in February 2026 based on actual performance (which resulted in an assessed Long-Term Company Scorecard result of 60%) and prorated to reflect Mr. Bristow’s service in 2025.

d)

Continued Vesting of PGSUs: In accordance with his separation arrangements and the PGSU Plan, continued vesting of all outstanding and unvested PGSUs in accordance with their respective terms and on the existing vesting schedules, subject to Mr. Bristow not joining or providing services to a defined competitor.

e)

Benefit Continuation: Twenty-four months of cash in lieu of benefit continuation (including car allowance) for Mr. Bristow and continuation of Mr. Bristow’s tax counselling and preparation benefit for the 2026 tax year.

f)

Supplemental Executive Retirement Plan (SERP): A cash payment of the total amount accrued under the Retirement Trust Scheme in accordance with the plan provisions (see “Executive Retirement Plans” on page 70).

g)

Other Entitlements: Additional entitlements consisting of (i) payment of any outstanding earned but unused vacation up to September 28, 2025, (ii) reimbursement of reasonable legal fees in connection with the execution of Mr. Bristow’s separation arrangements, up to a maximum of $40,000, and (iii) assistance with visa status transition.

In connection with his separation arrangements described above, Mr. Bristow has also agreed to a customary non-competition agreement effective through the continued vesting period of outstanding and unvested PGSUs.

Separation Arrangements for our Former Senior Executive Vice-President, Chief Financial Officer

The details of the negotiated terms of Mr. Shuttleworth’s separation arrangements, which are subject to clawback in certain circumstances, are as follows:

a)

Cash severance: A lump sum cash payment equal to the sum of his annual base salary plus an amount equal to the most recent three-year average actual API award, and a payment of 15% of this sum in lieu of allocations to the Retirement Trust Scheme.

b)

Prorated 2026 API: A prorated API award in recognition of his contribution as Senior Executive Vice-President, Chief Financial Officer from January 1, 2026 up to the effective date of his separation equal to the greater of (i) the most recent three-year actual API award and (ii) the assessed result of the API Scorecard based on actual performance. In addition, in 2026, Mr. Shuttleworth will be eligible to receive a payment of 15% of the amount calculated in accordance with the preceding sentence in lieu of contributions to the Retirement Trust Scheme.

c)

Prorated 2026 LTI: A lump-sum cash payment equal to the value of PGSUs that would be granted in February 2027 based on actual performance in relation to the Long-Term Company Scorecard and prorated to reflect Mr. Shuttleworth’s service in 2026.

d)

Continued Vesting of PGSUs: In accordance with his separation arrangements and the PGSU Plan, continued vesting of all outstanding and unvested PGSUs in accordance with their respective terms and on the existing vesting schedules, subject to Mr. Shuttleworth not joining or providing services to a defined competitor.

e)

Benefit continuation: Twelve months of cash in lieu of benefit continuation (including car allowance) for Mr. Shuttleworth and continuation of Mr. Shuttleworth’s financial planning and tax preparation services benefit for the 2026 tax year.

54	Barrick Mining Corporation | 2026 Circular

f)

Supplemental Executive Retirement Plan (SERP): A cash payment of the total amount accrued under the Retirement Trust Scheme in accordance with the plan provisions (see “Executive Retirement Plans” on page 70).

g)

Other Entitlements: Additional entitlements consisting of (i) payment of any outstanding earned but unused vacation up to February 28, 2026, and (ii) reimbursement of reasonable legal fees in connection with the execution of the separation arrangement.

In connection with his separation arrangements described above, Mr. Shuttleworth has also agreed a customary non-competition agreement effective through the continued vesting period of outstanding and unvested PGSUs.

Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs and the approval of major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Chairman and the President and Chief Executive Officer based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•

Evaluates the collective performance of Partnership Plan participants by using the Long-Term Company Scorecard as well as performance of Company and regional measures for the API Program at the end of each year;

•	Provides recommendations to the Board regarding compensation for the Chairman in consultation with the Lead Director;

•

Provides recommendations to the Board regarding compensation for the President and Chief Executive Officer based on an assessment of his performance for the year by the Chairman, in consultation with the Lead Director, at the end of each year;

•

Reviews and approves the compensation of our NEOs and other senior officers, other than the President and Chief Executive Officer, based on their respective individual API Scorecard evaluations and other relevant factors provided by the President and Chief Executive Officer at the end of each year;

•	Considers feedback from shareholders with respect to Barrick’s overall compensation strategy;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices;

•	Reviews, from time to time, the impact of human capital initiatives on compensation; and

•	Reviews the remuneration of the directors, from time to time, to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

In early 2026, the Compensation Committee began a comprehensive review of Barrick’s compensation strategy, including the short- and long-term incentive plans to ensure they support Barrick’s next phase of growth. Details of this review and any changes to Barrick’s executive compensation framework will be disclosed in the 2027 Information Circular.

Composition of the Compensation Committee

The Compensation Committee is comprised of Isela A. Costantini (Chair), Brian L. Greenspun, J. Brett Harvey, Robert A.P. Samek, and Pekka J. Vauramo. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Compensation Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•

Ms. Costantini is the Chair of the Compensation Committee. She has extensive experience as a strategic board advisor at Grupo ST, as well as experience from former roles including Chief Executive of Groupo Financiero GST; President and Chief Executive Officer of Aerolíneas Argentinas; and President and general director, Argentina, Paraguay and Uruguay, for General Motors. As such, she draws from her extensive boardroom leadership, management, and international business experience to provide relevant compensation and governance-related insights.

Barrick Mining Corporation | 2026 Circular	55

•

Mr. Greenspun has extensive experience as the Chairman and Chief Executive Officer of Greenspun Media Group. In addition, Mr. Greenspun is the Chair of Barrick’s ESG & Nominating Committee, which assists in the consideration of issues that are relevant to the mandates of both the ESG & Nominating Committee and the Compensation Committee.

•

Mr. Harvey is chairman of Warrior Met Coal’s compensation committee and a member of Allegheny Technologies’ personnel and compensation committee. He has held a number of positions with CONSOL Energy Inc., including Chairman Emeritus, Chairman, and Chief Executive Officer. As such, he draws from his previous committee leadership experience and his management experience to provide relevant compensation and governance-related insights. Mr. Harvey is a member of the Audit & Risk Committee and the ESG & Nominating Committee, which assists in the consideration of issues that are relevant to the respective committee mandates and the Compensation Committee. In addition, Mr. Harvey was the Lead Director of Barrick’s Board of Directors until August 7, 2025 and served as Chair of Barrick’s Compensation Committee prior to its reconstitution on January 1, 2019.

•

Mr. Samek is a former Senior Partner of McKinsey & Company. He has held a number of senior leadership positions during his tenure at McKinsey & Company Canada, including President, Managing Partner of the Americas Mining and Metals / Basic Materials practice. As such, he draws from his leadership and management consulting experience to provide relevant compensation and governance-related insights. Mr. Samek is a member of the Audit & Risk Committee, which assists in the consideration of issues that are relevant to the mandates of both the Audit & Risk Committee and the Compensation Committee.

•

Mr. Vauramo is Chairman of the boards of Huhtamaki Oyj and Valmet Oyj. He also has two decades of experience leading global companies from former roles including the President and Chief Executive Officer of Metso Corporation, President and Chief Executive Officer of Finnair plc, and from leadership positions at Cargotec Corporation, Sandvik AB, and Tamrock Corporation. As such, he draws from his extensive boardroom leadership, management, and international business experience to provide relevant compensation and governance-related insights. In addition, Mr. Vauramo is a member of the Audit & Risk Committee, which assists in the consideration of issues that are relevant to the mandates of both the Audit & Risk Committee and the Compensation Committee.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background necessary to carry out the Compensation Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. On March 1, 2019, the Compensation Committee appointed Willis Towers Watson, now known as WTW, as its independent consultant.

In 2024 and 2025, WTW supported the Compensation Committee with the annual compensation cycle, including a review of the Global Peer Group, a review of Barrick’s compensation design among industry peers including advice related to performance metrics and targets for the API program, and PGSU Plan, a review of executive compensation benchmarking data for certain executive Partner roles, support on the preparation of the Circular and an update of the annual compensation risk assessment which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

The Compensation Committee has reviewed WTW’s protocols and is satisfied that the appropriate safeguards are in place to ensure the objectivity and independence of WTW’s consulting advice.

The chart below summarizes the fees paid to WTW in 2024 and 2025 for services provided to the Compensation Committee.

	Executive Compensation-Related Fees provided to the Compensation Committee(1)		All Other Fees for services provided to management(2)
	2025	2024	2025	2024

WTW	$438,288 (94%)	$252,641 (80%)	$29,593 (6%)	$63,928 (20%)

(1)

WTW’s consulting fees are paid pursuant to a fixed-fee retainer for consulting services provided to the Compensation Committee between April 1, 2024 and March 31, 2025 and between April 1, 2025 and March 31, 2026. The value reported for 2025 reflects the annual retainer for WTW’s consulting support from January 1, 2025 to December 31, 2025. WTW’s consulting fees are in Canadian dollars and have been converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year (2025 – 1.3978 and 2024 – 1.3698).

(2)

All Other Fees for services provided to management in 2024 and 2025 includes the purchase of Canadian and U.S. compensation surveys and membership fees for an executive compensation forum, as well as ad hoc requests from management. Consulting fees for services provided in Canada are in Canadian dollars and have been converted to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada for the relevant year (2025 – 1.3978 and 2024 – 1.3698). Consulting fees for services provided in the United States are in U.S. dollars.

56	Barrick Mining Corporation | 2026 Circular

The Compensation Committee reviews and approves all fees and terms of consulting services provided by independent compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Compensation Committee must pre-approve any non-compensation services provided by the independent compensation consultants to ensure that the independence of the compensation consultants is not compromised.

Compensation Peer Group and Benchmarking

There are no other Canadian publicly-traded mining companies with our scope and complexity. The market for executives with the skills and experience we require is small, global, and competitive. Our Global Peer Group is comprised of 17 global companies that operate in the mining industry (76%) and broader extractive industries (24%). The Global Peer Group was developed based on a comprehensive review by the Compensation Committee in 2019 and peers were selected based on the following criteria:

Each year, the Compensation Committee evaluates and, if appropriate, updates the composition of the Global Peer Group. Changes to the Global Peer Group are carefully considered and generally made infrequently to allow for consistency and comparability of market data from year to year. In 2025, Hess Corporation was removed from the Global Peer Group due to the completion of its merger with Chevron Corporation on July 18, 2025. No other changes were made to the Global Peer Group in 2025. The 17 Global Peer Group companies are shown below.

Composition	Company	Country	Primary Industry
Global Mining Companies (76%)	Agnico Eagle Mines Limited	Canada	Gold
	Anglo American plc	United Kingdom	Diversified Metals & Mining
	AngloGold Ashanti plc	South Africa	Gold
	Antofagasta plc	United Kingdom	Copper
	BHP Group Limited	Australia	Diversified Metals & Mining
	First Quantum Minerals Ltd.	Canada	Copper
	Freeport McMoran Inc.	United States	Copper
	Gold Fields Limited	South Africa	Gold
	Kinross Gold Corporation	Canada	Gold
	Newmont Corporation	United States	Gold
	Rio Tinto Ltd.	United Kingdom	Diversified Metals & Mining
	South32 Limited	Australia	Diversified Metals & Mining
	Teck Resources Limited	Canada	Diversified Metals & Mining
Global Extractive Non-Mining Companies (24%)	Canadian Natural Resources Ltd.	Canada	Oil & Gas Exploration and Production
	Cenovus Energy Inc.	Canada	Integrated Oil & Gas
	Occidental Petroleum Corporation	United States	Oil & Gas Exploration and Production
	Suncor Energy Inc.	Canada	Integrated Oil & Gas

Barrick Mining Corporation | 2026 Circular	57

Compensation Benchmarking

Barrick is one of the largest gold mining companies in the world, and although this is reflected in its size relative to the companies included in the 2025 Global Peer Group, the Global Peer Group is only one reference point considered by the Compensation Committee when reviewing executive pay levels. Compared to the 2025 Global Peer Group, Barrick is positioned at the upper quartile based on market capitalization (1.69x of median) and near the median based on assets (1.14x of median) and revenues (0.91x of median). The Compensation Committee considers several factors, including Barrick’s relative scale and complexity, when assessing the appropriateness of pay levels. As Barrick is the largest, most geographically diverse, and operationally complex Canadian gold and copper producer, and one of the largest and most complex gold miners in the world, executive pay levels are also considered in the context of other relevant factors, such as: the caliber and experience of the CEO and the executive leadership team; the scope and complexity of the executive roles in the context of Barrick’s flat, decentralized management structure; and Barrick’s executive pay arrangements of which a significant majority is variable pay linked to challenging performance expectations.

In consideration of the above, total compensation opportunities are positioned between the median and 75th percentile of the Global Peer Group. Actual total compensation may be higher or lower than the median to 75th percentile range to reflect actual performance delivered and corresponding incentive compensation outcomes. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance.

In 2025, the Compensation Committee reviewed benchmarking data for the Executive Committee, including our NEOs. It also considered: the scope, responsibilities, and accountability of the members of our Executive Committee, which at times may be broader than their respective job titles indicate; shareholder and governance views; the overall economic climate and business environment; retention needs; experience; and potential for future advancement. The Compensation Committee considered Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the overall shareholder experience. TSR performance is reviewed annually against the Global Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Global Peer Group, as Barrick Shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

Managing Compensation Risks

We regularly monitor the risks associated with our executive compensation plans, programs, policies, and decisions. In 2025, the Compensation Committee reviewed an update of the annual compensation risk assessment conducted by WTW, which confirmed that Barrick has strong incentive governance practices and an executive compensation structure that is well-balanced. The assessment also confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

58	Barrick Mining Corporation | 2026 Circular

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy and Executive Officer Recovery Policy

✓	We ensure that the long-term interests of our directors, management, and fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our NEOs	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain market-leading minimum share ownership requirements for our NEOs	✓	We regularly and proactively engage with our shareholders and consider their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓

We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Clawback Policy and Executive Officer Recovery Policy

Barrick has a robust Incentive Compensation Recoupment Policy (Clawback Policy). Under the Clawback Policy, we may recoup certain incentive compensation paid to our NEOs, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our NEOs, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

The Clawback Policy also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty, or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred. A copy of our Clawback Policy is available on our website at www.barrick.com/about/governance.

In addition to the Clawback Policy, in November 2023, Barrick adopted an Executive Officer Recovery Policy that complies with Section 10D of the Exchange Act, Rule 10D-1 thereunder and the applicable NYSE listing standards. Among other things, the Executive Officer Recovery Policy requires Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. The foregoing summary is for informational purposes only and is qualified in its entirety by the full text of our Executive Officer Recovery Policy, which is available on our website at www.barrick.com/about/governance.

Barrick Mining Corporation | 2026 Circular	59

NEO Share Ownership Requirements

Our Partners are owners. We expect them to have a high degree of financial and emotional ownership in the Company. Barrick has implemented minimum share ownership requirements for our NEOs, including the President and Chief Executive Officer (five times salary), Chief Operating Officer, Africa and Middle East (five times salary), Chief Human Resources Officer (five times salary), General Counsel and Chief Compliance Officer (five times salary), and Senior Executive Vice-President, Chief Financial Officer (five times salary). Minimum share ownership requirements vary depending on tenure and role. The minimum share ownership requirements extend to other Partners, including Senior Vice-Presidents, Vice-Presidents, Executive Directors, and General Managers. All of our Partners, including our NEOs, must retain at least 50% of their share ownership requirement in actual Barrick Shares.

All Partners have until the later of five years from the date they became a Partner and February 2025 to meet the share ownership requirements. Barrick Shares held by our NEOs and Partners, Barrick Shares purchased through Barrick’s BSPP, Barrick Shares held in trust and nominee accounts, and unvested RSUs and PGSUs (both time-vested) are counted towards satisfying share ownership requirements. The share ownership requirements for our NEOs and Partners are evaluated at least once per year on December 31 and may also be evaluated following the annual LTI granting cycle each February, after the end of the most recently completed financial year.

In the table below, share ownership has been evaluated as at December 31, 2025 and March 1, 2026 to take into consideration the LTI grants that were made to our NEOs in February 2026 for their 2025 performance. All NEOs met their minimum share ownership requirements as at December 31, 2025 and March 1, 2026. All NEOs also met their enhanced share ownership requirements to retain 50% of their minimum shareholder requirements in actual Barrick Shares as at December 31, 2025 and March 1, 2026. The table below excludes share ownership compliance reported as at March 1, 2026 for the former Senior Executive Vice-President, Chief Financial Officer as these were no longer applicable following his departure from Barrick effective February 28, 2026.

2025 Requirement			Actual Share Ownership Details for NEOs(1)

Name and Principal Position	Multiple of Salary(2)	Date	Value of Barrick Shares (# Barrick Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
Mark F. Hill President and Chief Executive Officer(3)	5x	December 31,	$11,151,195	$16,294,581	Nil	$27,445,776	27.4x
		2025	(256,055)	(374,158)	(Nil)	(630,213)
		March 1,	$17,220,395	$17,582,171	Nil	$34,802,566	24.9x
		2026	(339,385)	(346,515)	(Nil)	(685,900)
Sebastiaan Bock Chief Operating Officer, Africa and Middle East(4)	5x	December 31,	$5,728,698	$7,394,746	Nil	$13,123,444	22.8x
		2025	(131,543)	(169,799)	(Nil)	(301,342)
		March 1,	$6,765,773	$7,520,429	Nil	$14,286,202	24.1x
		2026	(133,342)	(148,215)	(Nil)	(281,557)
Darian K. Rich Chief Human Resources Officer(5)	5x	December 31,	$13,859,831	$6,736,096	Nil	$20,595,927	34.3x
		2025	(318,251)	(154,675)	(Nil)	(472,926)
		March 1,	$15,981,223	$6,736,598	Nil	$22,717,820	37.9x
		2026	(314,963)	(132,767)	(Nil)	(447,730)
Poupak Bahamin General Counsel and Chief Compliance Officer(6)	5x	December 31,	$1,543,238	$3,991,749	Nil	$5,534,987	9.2x
		2025	(35,436)	(91,659)	(Nil)	(127,095)
		March 1,	$1,713,642	$4,161,390	Nil	$5,875,032	9.8x
		2026	(33,773)	(82,014)	(Nil)	(115,787)
Graham P. Shuttleworth Former Senior Executive Vice-President, Chief Financial Officer(7)	5x	December 31, 2025	$25,574,825 (587,252)	$10,977,257 (252,061)	Nil (Nil)	$36,552,081 (839,313)	45.7x

		March 1,	N/A	N/A	N/A	N/A	N/A
		2026

(1)

The value of Barrick Shares, PGSUs, RSUs, and DSUs is based on the closing price of Barrick Shares on the NYSE on December 31, 2025 ($43.55), and February 27, 2026 ($50.74), the last trading day prior to March 1, 2026.

(2)

For the purposes of determining the share ownership requirements as at December 31, 2025, the 2025 annual pre-tax base salary has been used for Messrs. Hill ($1,000,000); Bock ($575,000); Rich ($600,000); Shuttleworth ($800,000); and Ms. Bahamin ($600,000). For the purposes of determining the share ownership requirements as at March 1, 2026, the 2026 annual pre-tax base salary has been used for Messrs. Hill ($1,400,000); Bock ($592,250); Rich ($600,000); and Ms. Bahamin ($600,000).

(3)

As at February 27, 2026, the last trading day preceding March 1, 2026, Mr. Hill held 339,385 Barrick Shares directly worth approximately 12.3 times his base salary and 246% of his total share ownership requirement.

(4)

As at February 27, 2026, the last trading day preceding March 1, 2026, Mr. Bock held 133,342 Barrick Shares directly worth approximately 11.4 times his base salary and 228% of his total share ownership requirement.

(5)

As at February 27, 2026, the last trading day preceding March 1, 2026, Mr. Rich held 314,963 Barrick Shares directly worth approximately 26.6 times his base salary and 533% of his total share ownership requirement.

60	Barrick Mining Corporation | 2026 Circular

(6)

As at February 27, 2026, the last trading day preceding March 1, 2026, Ms. Bahamin held 33,773 Barrick Shares directly worth approximately 2.9 times her base salary and 57% of her total share ownership requirement.

(7)	Mr. Shuttleworth departed from the Company effective February 28, 2026.

Shareholder Return Performance Graphs

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2020 to December 31, 2025

The following graph compares the total cumulative shareholder return for Cdn $100 invested in Barrick Shares on the TSX at December 31, 2020 with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

Barrick (TSX)
S&P/TSX Composite Index
S&P/TSX Global Gold Index
Total Shareholder Return (Cdn $)
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2020
2021
2022
2023
2024
2025

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2020	2021	2022	2023	2024	2025

Barrick (TSX:ABX)	$100	$86.15	$86.25	$91.13	$86.86	$237.84

S&P/TSX Composite Index	$100	$125.15	$117.95	$131.90	$160.47	$211.35

S&P/TSX Global Gold Index	$100	$94.67	$92.39	$96.63	$116.73	$287.49

Barrick Mining Corporation | 2026 Circular	61

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2020 to December 31, 2025

The following graph compares the total cumulative shareholder return for US $100 invested in Barrick Shares on the NYSE at December 31, 2020 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index, the VanEck Gold Miners ETF (GDX), and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index, the PHLX Gold & Silver Sector (XAU) Index, and the GDX are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2020	2021	2022	2023	2024	2025

Barrick (NYSE:B)	$100	$86.63	$81.27	$87.65	$76.88	$220.52

S&P 500 Index	$100	$128.68	$105.36	$133.03	$166.28	$195.98

PHLX Gold & Silver Sector Index	$100	$93.38	$86.98	$92.21	$102.19	$258.34

GDX	$100	$90.48	$82.35	$90.55	$100.18	$255.17

62	Barrick Mining Corporation | 2026 Circular

Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2020 to December 31, 2025

Barrick (TSX)
Barrick (NYSE)
NEO Total Compensation
Total Shareholder Return (Cdn $ or US $ as applicable)
Total Compensation, Indexed to 2020 (US $)
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
2020
2021
2022
2023
2024
2025

(1)

Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the “Summary Compensation Table” for the NEOs in such role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the Information Circular for the relevant year. Total 2020 compensation for all NEOs in 2020 was included to enable year-over-year comparability. For 2025, the total compensation for all NEOs, except the former President and Chief Executive Officer was included and this information is disclosed in the “Summary Compensation Table” on page 65 of the Circular.

(2)	Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2020	2021	2022	2023	2024	2025

Barrick (TSX:ABX)	$100	$86.15	$86.25	$91.13	$86.86	$237.84

Barrick (NYSE:B)	$100	$86.63	$81.27	$87.65	$76.88	$220.52

Five-Year Change in NEO Total Compensation

	2020	2021	2022	2023	2024	2025

NEO Total Compensation (Indexed to 2020 Compensation)	100.00 (Index Year)	79.92%	81.55%	71.59%	67.81%	60.25%

NEO Total Compensation (U.S. millions)	$44.64	$35.68	$36.40	$31.96	$30.27	$26.90

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance, as assessed through tailored API Scorecards and the Long-Term Company Scorecard. The Committee also reviews NEO total compensation in the context of the overall shareholder experience, which includes an assessment of progress against the achievement of long-term strategic objectives, using various metrics including relative and

Barrick Mining Corporation | 2026 Circular	63

absolute TSR performance. Due to the long-term nature of the mining industry and the volatility of the gold price, the Committee takes a balanced view when assessing performance. Short-term performance delivered, including demonstrable actions taken to address critical issues facing the business, is considered alongside Barrick’s emphasis on sustainable profitability and long-term value creation.

In consideration of Barrick’s performance in 2025 and the NEOs’ individual contributions to Barrick’s strategic progress, a collective grade of 60 out of 100 was awarded for the Long-Term Company Scorecard (which determines the PGSU Awards), and an average score of 81 out of 100 was assessed for the NEOs’ individual performance against the Company’s strategic priorities (which accounts for 30% of the API outcome) or an average score of 64 out of 100 after factoring in Company and regional performance where applicable and which accounts for the remaining 70% of the API outcome. The total compensation awarded to the 2025 NEOs was 26.90 million, compared to $44.64 million in 2020 as a baseline, during which a collective grade of 75.5 out of 100 was awarded for the Long-Term Company Scorecard and an average score of 87 out of 100 was awarded on the API Scorecards of the 2020 NEOs. 2025 total compensation for our NEOs decreased by 40% from 2020 levels, compared to total returns of 138% and 121% on the TSX and NYSE, respectively, over the same period.

2025 total compensation for our NEOs is 0.6% of Barrick’s adjusted net earnings(1) of $4,139 million, and 0.1% of Barrick’s common shareholder equity of $26,557 million as at December 31, 2025.

(1)

Adjusted net earnings is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 81.

64	Barrick Mining Corporation | 2026 Circular

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2025, 2024, and 2023(1). Our 2025 NEOs are our President and Chief Executive Officer; Chief Operating Officer, Africa and Middle East; Chief Human Resources Officer; General Counsel and Chief Compliance Officer; former President and Chief Executive Officer; and former Senior Executive Vice-President, Chief Financial Officer. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value(4)	All Other Compen- sation(5)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Mark F. Hill	2025	795,822	8,063,914	Nil	1,674,818	Nil	370,596	116,532	11,021,682
President and Chief	2024	725,000	2,304,775	Nil	1,296,912	Nil	303,287	26,587	4,656,561
Executive Officer(6)	2023	725,000	2,129,325	Nil	1,487,716	Nil	331,907	25,596	4,699,544
Sebastiaan Bock	2025	575,000	2,213,750	Nil	976,101	Nil	Nil	244,158	4,009,009
Chief Operating Officer	2024	550,000	1,748,450	Nil	1,021,906	Nil	Nil	247,280	3,567,636
Africa and Middle East(7)	2023	525,000	1,541,925	Nil	1,161,401	Nil	Nil	263,376	3,491,702
Darian K. Rich	2025	550,027	1,925,096	Nil	1,051,301	Nil	240,199	33,379	3,800,002
Chief Human	2024	540,000	1,560,600	Nil	951,169	Nil	223,675	37,597	3,313,041
Resources Officer(8)	2023	540,000	1,441,800	Nil	1,151,006	Nil	253,651	76,104	3,462,561
Poupak Bahamin	2025	441,575	1,297,205	Nil	746,370	Nil	178,192	9,430	2,672,722
General Counsel and	2024	400,000	924,800	Nil	487,672	Nil	133,151	8,292	1,953,915
Chief Compliance Officer(9)	2023	400,000	854,400	Nil	574,112	Nil	146,117	7,853	1,982,482
D. Mark Bristow	2025	1,336,438	Nil	Nil	Nil	Nil	200,466	21,330,780	22,867,684
Former President and	2024	1,800,000	6,242,400	Nil	2,944,645	Nil	711,697	140,242	11,838,984
Chief Executive Officer(10)	2023	1,800,000	5,767,200	Nil	4,137,853	Nil	890,678	135,485	12,731,216
Graham P.	2025	800,000	2,640,000	Nil	1,529,089	Nil	349,363	73,290	5,391,742
Shuttleworth	2024	800,000	2,543,200	Nil	1,409,139	Nil	331,371	80,004	5,163,714
Former Senior Executive Vice-President, Chief Financial Officer (11)	2023	800,000	2,728,600	Nil	1,746,337	Nil	381,951	73,466	5,730,354

(1)

All compensation is reported in U.S. dollars. Compensation for Messrs. Hill and Rich and Ms. Bahamin are denominated in U.S. dollars and paid in U.S. dollars. Compensation for Mr. Shuttleworth is denominated in U.S. dollars and paid in Pound sterling. Compensation for Mr. Bock is denominated in U.S. dollars and paid based on a mix of South African Rand and U.S. dollars.

(2)

The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. PGSUs granted on February 3, 2026, February 10, 2025, and February 12, 2024 were denominated in U.S. dollars. For Mr. Hill, PGSUs granted on September 29, 2025 were denominated in U.S. dollars. For Mr. Shuttleworth, RSUs that were granted on March 3, 2023 were denominated in U.S. dollars. For awards granted on or after October 31, 2023, grant date fair value is determined by multiplying the number of PGSUs or RSUs, as applicable, by the VWAP of Barrick Shares on the TSX or the NYSE on the five trading days preceding the grant date, or if the grant date occurs during a Blackout Period or during the first five trading days following the expiration of the Blackout Period, the VWAP of Barrick Shares on the TSX or the NYSE on the five trading days immediately following the expiration Blackout Period. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

Barrick Mining Corporation | 2026 Circular	65

Grants of Share-Based Awards (2023 – 2025)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards

Mark F. Hill	February 3, 2026	56,044	Nil
	February 3, 2026*	9,341	Nil
	September 29, 2025**	145,138	Nil
	February 10, 2025	124,718	Nil
	February 12, 2024	145,645	Nil
Sebastiaan Bock	February 3, 2026	40,493	Nil

	February 3, 2026*	6,749	Nil
	February 10, 2025	94,614	Nil
	February 12, 2024	105,467	Nil
Darian K. Rich	February 3, 2026	35,214	Nil
	February 3, 2026*	5,869	Nil
	February 10, 2025	84,449	Nil
	February 12, 2024	98,619	Nil

Poupak Bahamin	February 3, 2026	23,728	Nil
	February 3, 2026*	3,955	Nil
	February 10, 2025	50,044	Nil
	February 12, 2024	58,441	Nil

D. Mark Bristow	February 10, 2025	337,793	Nil
	February 12, 2024	394,474	Nil

Graham P. Shuttleworth	February 3, 2026	56,339	Nil
	February 10, 2025	137,620	Nil
	February 12, 2024	160,712	Nil
	March 3, 2023***	Nil	23,138

*	Includes Special Recognition and Retention PGSU Awards.

**	Includes Leadership Appointment PGSU Award.

***	Includes Restructured Retention RSU Awards (see page 39 for details).

PGSUs generally vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period) unless otherwise determined. Barrick Shares acquired with the after-tax value of all PGSUs must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold. The special sign-on PGSU award granted to Mark Hill in connection with his appointment to Group Chief Operating Officer and Interim President and Chief Executive Officer on September 29, 2025 vests on the six-month anniversary of the grant date and consistent with the terms of the plan, Barrick Shares acquired with the after-tax value of these PGSUs must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold. PGSUs are further described in “2025 Compensation of our Named Executive Officers – Performance Granted Share Units (PGSUs)” beginning on page 37. The Restructured Retention RSU Award granted to the former Senior Executive Vice-President, Chief Financial Officer on March 3, 2023 vested on December 3, 2025 and the after-tax value was used to purchase Barrick Shares that can only be sold if the former Senior Executive Vice-President, Chief Financial Officer satisfies the applicable share ownership requirement (in which case, only Barrick Shares in excess of the share ownership guideline may be sold), or if he retires or leaves the Company. The 2023 Restructured Retention RSU Award is reflected in the 2023 compensation row of the “Summary Compensation Table”. See “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2025” for more details. See page 39 for a description of the Restructured Retention RSU Awards.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)

The figures shown represent employer contributions pursuant to the Executive Retirement Plan or Retirement Trust Scheme, as applicable, for compensation earned in each applicable year. Employer contributions to the Executive Retirement Plan or Retirement Trust Scheme with respect to the API award earned for the year ended December 31, 2025 are made in February of the following year. No above-market or preferential earnings are credited on any contributions. For Messrs. Hill and Bristow, Retirement Trust Scheme contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, Retirement Trust Scheme contributions are made in Pound sterling and converted to U.S. dollars using the annual average exchange rate reported by the Bank of England for each respective year. For Mr. Rich and Ms. Bahamin, Executive Retirement Plan contributions are made and reported in U.S. dollars. Mr. Bock does not participate in the Executive Retirement Plan or the Retirement Trust Scheme and receives an annual cash sum equal to 15% of annual earned salary and API in lieu of an executive pension arrangement. See “Executive Retirement Plans” on page 70 for further details.

(5)

The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as life insurance, AD&D coverage, executive disability premiums, executive medical benefits, financial counselling and tax preparation services, legal counselling services, and other compensation not reported in any other column of the “Summary Compensation Table”, such as cash-based on-hire awards, severance payments, and tax equalization payments, as applicable. The benefits and perquisites for each NEO are converted to U.S. dollars where applicable, using annual average exchange rates from the Bank of Canada, Bank of England, or South African Rand for each applicable year. In 2025, Messrs. Bock, Bristow, and Shuttleworth received benefits and perquisites in excess of Cdn $50,000. 2025 benefits and perquisite details, including those that represent more than 25% of the total value individually reportable, are as follows:

•	Mr. Hill received $31,010 in benefits and perquisites, including executive medical benefits of $11,035, and life insurance, AD&D coverage, and executive disability premiums of $8,883;

•	Mr. Bock received $244,158 in benefits and perquisites, including an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement of $232,665;

66	Barrick Mining Corporation | 2026 Circular

•	Mr. Rich received $33,379 in benefits and perquisites, including tax preparation services of $12,646, and executive medical benefits of $10,566;

•	Ms. Bahamin received $9,430 in benefits and perquisites, including professional association fees of $5,165, and life insurance, AD&D coverage, and executive disability premiums of $4,265;

•

In addition to his cash separation entitlements described in footnote 10 below, which are also included as “All Other Compensation”, Mr. Bristow received $158,375 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability premiums of $118,623; and

•	Mr. Shuttleworth received $73,290 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $30,313.

(6)

Mr. Hill was appointed President and Chief Executive Officer on February 4, 2026. He served as Chief Operating Officer, Latin America and Asia Pacific from January 1, 2019 to September 28, 2025 and Group Chief Operating Officer and Interim President and Chief Executive Officer from September 29, 2025 to February 3, 2026. Mr. Hill’s annual compensation for 2025 was prorated to reflect his appointment to Group Chief Operating Officer, Interim President and Chief Executive Officer effective September 29, 2025. His salary was adjusted to $1,000,000 and he received a PGSU award with a grant date fair value equal to $5,000,000 in recognition of his leadership appointment. This PGSU award vests on the six-month anniversary of the grant date, and upon vesting, the After-Tax Shares will remain subject to a holding period consistent with the terms of the PGSU Plan. His compensation for 2025 also includes a special long-term incentive award ($437,702 in PGSUs awarded based on a value equal to 10% of his maximum LTI opportunity) in recognition of his exceptional leadership in navigating significant change and complexity, to deliver a strong finish during a pivotal year, and to enhance retention of critical talent. Consistent with the terms of the PGSU Plan, these PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Upon vesting, the After-Tax Shares must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold. His 2025 total compensation also includes a tax equalization payment of $85,521.

(7)

Mr. Bock was appointed Senior Vice-President, Chief Financial Officer, Africa and Middle East on January 1, 2019 and was appointed Chief Operating Officer, Africa and Middle East on July 1, 2022. In 2023, Mr. Bock’s annual salary was $525,000, effective January 1, 2023, reflecting his appointment to Chief Operating Officer, Africa and Middle East. Mr. Bock’s annual salary was reviewed by the Compensation Committee in 2024 which culminated in a two-step adjustment to $550,000 effective January 1, 2024 and $575,000 effective January 1, 2025 in consideration of market competitiveness and internal equity. His compensation for 2025 also includes a special long-term incentive award ($316,250 in PGSUs awarded based on a value equal to 10% of his maximum LTI opportunity) in recognition of his exceptional leadership in navigating significant change and complexity, to deliver a strong finish during a pivotal year, and to enhance retention of critical talent. Consistent with the terms of the PGSU Plan, these PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Upon vesting, the After-Tax Shares must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold.

(8)

Mr. Rich was appointed Executive Vice-President, Talent Management on July 16, 2014. He was appointed Human Resources Executive on January 1, 2019 and appointed Chief Human Resources Officer on November 1, 2025. In 2025, Mr. Rich’s annual compensation was prorated to reflect his appointment to Chief Human Resources Officer on November 1, 2025. His compensation for 2025 also includes a special long-term incentive award ($275,014 in PGSUs awarded based on a value equal to 10% of his maximum LTI opportunity) in recognition of his exceptional leadership in navigating significant change and complexity, to deliver a strong finish during a pivotal year, and to enhance retention of critical talent. Consistent with the terms of the PGSU Plan, these PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Upon vesting, the After-Tax Shares must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold.

(9)

Ms. Bahamin was appointed Deputy General Counsel on February 26, 2020. She was appointed General Counsel on April 1, 2022, Chief Legal Officer on November 19, 2025 and General Counsel and Chief Compliance Officer on March 9, 2026. In 2025, Ms. Bahamin’s annual compensation was prorated to reflect her appointment to Chief Legal Officer on November 19, 2025. Her compensation for 2025 also includes a special long-term incentive award ($185,315 in PGSUs awarded based on a value equal to 10% of her maximum LTI opportunity) in recognition of her exceptional leadership in navigating significant change and complexity, to deliver a strong finish during a pivotal year, and to enhance retention of critical talent. Consistent with the terms of the PGSU Plan, these PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Upon vesting, the After-Tax Shares must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold.

(10)

Mr. Bristow departed from the Company on September 28, 2025. His 2025 compensation, as reflected in the Summary Compensation Table, was prorated to reflect his effective separation date, as well as severance payments of $21,172,405 in relation to his separation from the Company, as further summarized on page 54.

Barrick Mining Corporation | 2026 Circular	67

2025 Cash Separation Arrangements for Mr. Bristow

Cash Severance Payment

24-month equivalent of annual salary

24-month equivalent of API payments, averaged over the past three years

Executive Retirement Plan contributions applicable to the cash severance

2025 Prorated API award and cash in lieu of contributions to the RTS

2025 Prorated cash LTI award

		$3,600,000 $7,421,665 $1,653,250 $3,168,441 $4,811,178
Benefits Paid for Severance	Benefit continuation for a 24-month period including car allowance Other entitlements*	$438,598 $79,273
Total		$21,172,405

*

Includes 2025 legal fees incurred in connection with the execution of Mr. Bristow’s separation arrangements and the ongoing transition of his visa status. In accordance with his separation arrangements, Mr. Bristow is also entitled to tax counselling and preparation assistance for the 2026 tax year and outplacement services with an estimated value of $23,692, which is included in “other entitlements”.

(11)

Mr. Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer of Barrick effective January 1, 2019. Mr. Shuttleworth’s compensation for 2023 includes a Restructured Retention RSU Award with a grant date fair value equal to $379,000. The 2023 Restructured Retention RSU Award vested in December 2025 and upon vesting, after-tax proceeds were used to purchase Restricted Shares, which are subject to a holding period that precludes any sale of such Restricted Shares until Mr. Shuttleworth achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. For additional information, see “Previous Compensation Policies and Arrangements that Continue to Apply – Restructured Retention Award for the Former President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 39. Mr. Shuttleworth departed as Senior Executive Vice-President, Chief Financial Officer, effective February 28, 2026. Barrick has agreed to provide Mr. Shuttleworth with the separation arrangements set out in “2025 Compensation of Named Executive Officers – Separation Arrangements for Executive Officers – Separation Arrangements for our Former Senior Executive Vice-President, Chief Financial Officer” on page 54. The value of Mr. Shuttleworth’s separation arrangements is not included as part of Mr. Shuttleworth’s 2025 compensation in the Summary Compensation Table as he departed from his role during the 2026 calendar year.

68	Barrick Mining Corporation | 2026 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2025

None of the NEOs have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2025(1)

The following table provides information for all share-based awards to NEOs outstanding as at December 31, 2025. None of the NEOs have outstanding stock options.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Mark F. Hill

2/12/2024		Nil	Nil	Nil	101,304	$4,411,772	Nil
2/10/2025		Nil	Nil	Nil	127,128	$5,536,421	Nil
9/29/2025		Nil	Nil	Nil	145,727	$6,346,430	Nil
Total(4)		Nil		Nil	374,159	$16,294,622	Nil
Sebastiaan Bock

2/12/2024		Nil	Nil	Nil	73,357	$3,194,703	Nil
2/10/2025		Nil	Nil	Nil	96,442	$4,200,059	Nil
Total(5)		Nil		Nil	169,799	$7,394,761	Nil
Darian K. Rich

2/12/2024		Nil	Nil	Nil	68,594	$2,987,284	Nil
2/10/2025		Nil	Nil	Nil	86,081	$3,748,819	Nil
Total(6)		Nil		Nil	154,675	$6,736,103	Nil
Poupak Bahamin

2/12/2024		Nil	Nil	Nil	40,649	$1,770,261	Nil

2/10/2025		Nil	Nil	Nil	51,011	$2,221,529	Nil
Total(7)		Nil		Nil	91,660	$3,991,790	Nil
D. Mark Bristow

2/12/2024		Nil	Nil	Nil	274,376	$11,949,091	Nil
2/10/2025		Nil	Nil	Nil	344,320	$14,995,142	Nil
Total(8)		Nil		Nil	618,697	$26,944,233	Nil
Graham P. Shuttleworth

2/12/2024		Nil	Nil	Nil	111,783	$4,868,138	Nil

2/10/2025		Nil	Nil	Nil	140,279	$6,109,160	Nil
Total(9)		Nil		Nil	252,062	$10,977,298	Nil

(1)

None of the NEOs have outstanding stock options, RSUs, or DSUs. The amounts shown in the table above for each of the NEOs as at December 31, 2025 include: (i) the aggregate number of unvested PGSUs and (ii) the market value of such PGSUs based on the closing price of Barrick Shares on the NYSE on December 31, 2025. The value realized upon vesting of a PGSU is equal to the closing share price of Barrick Shares on the respective exchange on the vesting date.

(2)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(3)

PGSUs generally vest in one-third increments over three years from the date of grant, on the 12-month anniversary, 24-month anniversary, and 33-month anniversary (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period) unless otherwise specified. Upon vesting, the after-tax proceeds are used to purchase Restricted Shares that must be held until attainment of individual share ownership requirements, which include the additional requirement to retain at least 50% of the share ownership requirement in actual Barrick Shares. Market or payout value of PGSU awards that have not vested is determined by multiplying the number of PGSUs by the closing share price of Barrick Shares on the NYSE as at December 31, 2025 ($43.55).

(4)	Mr. Hill’s total outstanding share-based awards include 366,953 PGSUs and 7,206 PGSU dividend equivalents.

(5)	Mr. Bock’s total outstanding share-based awards include 164,925 PGSUs and 4,874 PGSU dividend equivalents.

(6)	Mr. Rich’s total outstanding share-based awards include 150,195 PGSUs and 4,480 PGSU dividend equivalents.

(7)	Ms. Bahamin’s total outstanding share-based awards include 89,005 PGSUs and 2,655 PGSU dividend equivalents.

(8)

Mr. Bristow’s total outstanding share-based awards include 600,776 PGSUs and 17,921 PGSU dividend equivalents. Mr. Bristow’s employment with Barrick ceased on September 28, 2025. In accordance with his separation arrangements, these outstanding PGSUs will continue to vest in line with their respective terms and on the existing vesting schedules.

(9)

Mr. Shuttleworth’s total outstanding share-based awards include 244,761 PGSUs and 7,301 PGSU dividend equivalents. In accordance with his separation arrangements, these outstanding PGSUs will continue to vest in line with their respective terms on the existing vesting schedules.

Barrick Mining Corporation | 2026 Circular	69

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2025

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs and RSUs), and (3) the value earned under the API Program.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

Mark F. Hill	Nil	$3,311,941	$1,674,818

Sebastiaan Bock	Nil	$1,788,303	$976,101

Darian K. Rich	Nil	$2,364,123	$1,051,301

Poupak Bahamin	Nil	$1,400,958	$746,370

D. Mark Bristow	Nil	$9,456,437	Nil

Graham P. Shuttleworth	Nil	$4,851,718	$1,529,089

(1)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(2)

For all NEOs the value of the PGSUs that vested in 2025 that were denominated in U.S. dollars is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the NYSE on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold. For Mr. Hill, the value of the PGSUs that vested in 2025 that were denominated in Canadian dollars is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold. For Mr. Shuttleworth, the value of the Restructured Retention RSU Award that vested in 2025 that was denominated in U.S. dollars is determined by multiplying the number of RSUs that vested by the average of the closing share price of Barrick Shares on the NYSE on the five trading days prior to the vesting date, pursuant to the Long-Term Incentive Plan. Upon vesting, the after-tax proceeds of the RSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold.

(3)	The value of non-equity incentive plan awards earned during the year represents the API earned for 2025 performance.

Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. It is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. We administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States.

In addition, we offer a Retirement Trust Scheme to certain executives who reside outside of North America, including the President and Chief Executive Officer and the former Senior Executive Vice-President, Chief Financial Officer.

All NEOs except for the Chief Operating Officer, Africa and Middle East participate in the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, and do not receive employer contributions toward any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. For Mr. Hill (in respect of contributions effective January 1, 2023) and Messrs. Shuttleworth, and Bristow, there is no fixed rate of return applicable for contributions to the Retirement Trust Scheme. For Mr. Hill (in respect of contributions prior to January 1, 2023), Mr. Rich and Ms. Bahamin, Executive Retirement Plan contributions accumulate with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable, at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2025, this interest rate was 3.32%.

Executive Retirement Plan participants for officers based outside of the United States (including Canada) are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Executive Retirement Plan participants for officers primarily based in the United States are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in equal, consecutive annual installment payments payable over a period of two to 15 years. Payouts upon retirement from the Retirement Trust Scheme are subject to local tax rules which may vary based on the tax jurisdiction. Currently, Retirement Trust Scheme participants who retire between the age of 50 and 75 are entitled to select from among multiple payout options consistent with the tax laws in effect in Jersey.

Currently, all NEOs except Mr. Bock are eligible to receive payouts under the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, upon retirement.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account. If the participant dies prior to retirement, the account balance will be paid out to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 73 for information on payments made upon termination following a Change in Control.

70	Barrick Mining Corporation | 2026 Circular

The Chief Operating Officer, Africa and Middle East receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement due to low annual limits for pension contributions in South Africa.

Defined Contribution Plan Table as at December 31, 2025(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

Mark F. Hill	$2,581,576	$313,910	$3,156,040

Sebastiaan Bock(3)	Nil	Nil	Nil

Darian K. Rich	$2,942,809	$225,179	$3,272,046

Poupak Bahamin	$607,856	$139,387	$769,599

D. Mark Bristow(4)	$5,051,477	$642,162	Nil

Graham P. Shuttleworth(5)	$2,359,613	$331,371	$2,830,733

(1)

For Messrs. Hill, Rich, and Bristow and Ms. Bahamin, contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, contributions are denominated in Pound sterling and are converted from Pound sterling to U.S. dollars using the exchange rates reported by the Bank of England. The applicable exchange rates are shown below:

(a)

Accumulated Value at Start of Year – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7981 on December 31, 2024. For Mr. Hill (in respect of contributions prior to January 1, 2023), converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate of 1.4389 on December 31, 2024; and

(b)

Accumulated Value at Year End – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7434 on December 31, 2025. For Mr. Hill (in respect of contributions prior to January 1, 2023), converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate of 1.3706 on December 31, 2025.

(2)

Pursuant to the Executive Retirement Plan and Retirement Trust Scheme arrangement, an amount equal to 15% of an officer’s salary and API received during the year is accrued until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2025 reflected in the table above for all NEOs except Mr. Bock includes 15% of the salary earned in 2025, as well as 15% of the 2024 API that was awarded in February 2025.

(3)

Mr. Bock receives an annual cash sum equivalent to 15% of annual earned salary and API in lieu of an executive pension arrangement due to low annual limits for pension contributions in South Africa. This amount is reported under All Other Compensation in the “Summary Compensation Table” on page 65.

(4)

In connection with his departure effective September 28, 2025, Mr. Bristow received the total amount of his accrued Retirement Trust Scheme contributions, being an aggregate of $5,898,754, in accordance with the terms of the Retirement Trust Scheme and pursuant to the terms of Mr. Bristow’s separation arrangements. Please see page 54 for the details of Mr. Bristow’s separation arrangements.

(5)

In connection with his departure effective February 28, 2026, Mr. Shuttleworth is eligible to receive the total amount of his accrued Retirement Trust Scheme contributions in accordance with the terms of the Retirement Trust Scheme and pursuant to the terms of Mr. Shuttleworth’s separation arrangements. Please see page 54 for the details of Mr. Shuttleworth’s separation arrangements.

Potential Payments Upon Termination

Termination Provisions for Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2025, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 73 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)

Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to statutory and common law entitlements (as applicable), subject to NEO terms of employment(3)

Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis, subject to NEO terms of employment(3)

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	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)

Unvested Performance Granted Share Units(4)	All unvested PGSUs lapse and are forfeited

For retirement, which is defined as age 60 for the purposes of the Plan, PGSUs continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details). If retirement, on or after the age of 60, occurs prior to a Change in Control, all unvested PGSUs vest and are paid out on or before the Change in Control

For termination due to death or disability, vest on the termination date or date of death, as applicable

			All unvested PGSUs lapse and are forfeited	Prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting period in Barrick’s employment; all remaining unvested PGSUs lapse and are forfeited

Vested Performance Granted Share Units that are held as Restricted Shares	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the retirement date or date of death, as applicable	Restricted Shares will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)

Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the Long-Term Incentive Plan, Compensation Committee has discretion to accelerate vesting of unvested RSUs; otherwise forfeited

Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable

Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Cease, subject to statutory and common law entitlements (as applicable) and NEO terms of employment(3)

(1)

“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Mining Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Mining Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, that the participant: (i) is unable to engage in his or her full-time duties with the relevant Barrick Mining Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)

Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for Good Reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties);

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(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)

The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

(3)	See the footnotes to the table under the heading “Potential Payments Upon Termination” below for more information.

(4)

For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

For PGSU awards, in the event of retirement, the Compensation Committee must be satisfied that the NEO has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our NEOs who retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•

Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date.

Potential Payments Upon Termination

The table below describes and quantifies certain compensation that would have become payable under our compensation policies and programs if an NEO’s employment had been terminated on December 31, 2025. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable or the value of continued equity vesting pursuant to the relevant plans, as they are not considered to be incremental benefits to our NEOs.

The table below excludes Mr. Bristow, who departed from the Company effective September 28, 2025 and Mr. Shuttleworth, who departed from the Company effective February 28, 2026. Please see page 54 for the details of their respective separation arrangements.

Incremental Compensation	M. Hill(1)	S. Bock(2)	D. Rich(2)	P. Bahamin(2)

Resignation	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil

Termination Without Cause	$26,169,148	$3,057,042	$2,800,771	$1,659,735

Retirement	Nil	Nil	Nil	Nil

Termination Upon Death or Disability(3)	$16,294,622	$7,394,761	$6,736,103	$3,991,790

(1)

Pursuant to the termination provisions of his employment agreement with the Company, in the event of a termination without cause or resignation for Good Reason, Mr. Hill is entitled to a severance payment equal to two times his then-current base salary ($1,000,000), plus two times an amount equal to the most recent three-year average API award, plus payment of the accrued Retirement Trust Scheme balance, and compensation for loss of benefits covering him and his dependents for a 24-month period. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1 of the applicable year to the date of his termination, in each case, during the year of termination. For severance during the year of termination, Mr. Hill is entitled to receive (a) with respect to API, the greater of the most recent three-year average API award and the result of his API Scorecard for the year of termination, as determined by the Compensation Committee, and (b) with respect to LTI, an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. All unvested PGSUs will continue to vest according to the normal schedule and will be paid out in cash, provided Mr. Hill does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause or resignation from employment for Good Reason in 2025 includes $16,294,622, which represents the incremental value from the continued vesting of the unvested PGSUs as at December 31, 2025.

(2)

In the event of a termination without cause and pursuant to the PGSU Plan, Messrs. Bock and Rich and Ms. Bahamin are entitled to a prorated portion of unvested PGSUs based on actual performance achieved and the proportion of the vesting period in Barrick’s employment. All remaining unvested PGSUs lapse and are forfeited.

(3)

The amounts stated in the table represent the value of accelerating the vesting of unvested PGSUs. The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) $43.55 (the closing share price of Barrick Shares on the NYSE on December 31, 2025, pursuant to the PGSU Plan).

Potential Payments Upon Change in Control Termination

Barrick’s Partner Change in Control Severance Plan (Change in Control Plan) ensures that the NEOs and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or their employment is deemed to have been terminated for Good Reason (defined on page 75) at any time within two years following a Change in Control (defined on page 75). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the NEO or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated in the same manner as in non-Change in Control situations.

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The table below outlines a comparison of the standard severance treatment applicable to our NEOs and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Termination in Connection with Change in Control

Lump Sum Cash Severance Payment (1)

Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus statutory and common law entitlements (as applicable), subject to NEO terms of employment(4)

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not received an API payment prior to the Change in Control, one-half of the maximum API opportunity), plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not been granted PGSUs prior to the Change in Control, one-half of the maximum LTI opportunity)

Performance Granted Share Units (PGSUs) (1,2)

For unvested PGSUs, the prorated portion vests based on actual performance achieved and proportion of vesting period under employment; all remaining unvested PGSUs lapse and are forfeited. Prohibitions lapse and cease to apply to all Restricted Shares

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A

Retirement Benefits	The total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable

The total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable, plus two times the annual contribution that would have been credited under the Executive Retirement Plan, Retirement Trust Scheme, or a retirement contribution plan for the full fiscal year in which employment ceases

Benefits and Perquisites	Cease, subject to statutory and common law entitlements (as applicable) and NEO terms of employment(4)

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Entitlement to a lump sum payment equivalent to two times the annual fair value of the automobile benefit. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two-year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)

If the NEO or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the NEO or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the NEO or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the NEO or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the NEO or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Barrick Shares or other voting securities shall not constitute a Change in Control.”

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs.

(4)	See the footnotes to the table under the heading “Potential Payments Upon Termination” above for more information.

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Other Terms and Provisions

The Change in Control Plan prohibits NEOs and Partnership Plan participants from soliciting Barrick people for a period of two years following termination. NEOs and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)

The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Barrick Shares, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below; provided, however, that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)

Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than management or the Board;

(iii)

The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Barrick Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Barrick Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation) beneficially owns 30% or more of the then outstanding Barrick Shares and voting securities of the Company or continuing corporation, and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

(iv)

The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company or (B) which generate, in aggregate, more than 50% of the net income from continuing operations or net cash flow during the last completed fiscal year or during the current fiscal year, in each case on a consolidated basis; or

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)

The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

(ii)

Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

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(iii)

The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

Estimated Payments Upon Change in Control Termination

The following table estimates the amounts that would have been payable to our NEOs in the circumstance of a termination within two years following a Change in Control. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the NEO’s employment terminated on December 31, 2025. Amounts payable pursuant to a double-trigger Change in Control situation are calculated according to the Change in Control Plan.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable in the event of termination without cause in the absence of a Change in Control, or the value of continued equity vesting, as they are not considered to be incremental benefits to our NEOs.

The table below excludes Mr. Bristow, who departed from the Company as President and Chief Executive Officer on September 28, 2025 and Mr. Shuttleworth, who departed from the Company as Senior Executive Vice-President, Chief Financial Officer effective February 28, 2026. Please see page 54 for the details of these separation arrangements.

Incremental Compensation	M. Hill(1)	S. Bock	D. Rich	P. Bahamin

a) Change in Control (Termination)

Cash Severance(2):

Annual Total Direct Compensation	$4,597,588	$3,030,322	$3,285,647	$2,069,444

API Award	$2,387,466	$1,725,000	$1,650,082	$1,324,725

Incremental Executive Retirement Plan, Retirement Trust Scheme, or Cash in Lieu of Pension Contributions, as applicable	$719,173	$475,458	$523,454	$346,913

Unvested Equity Acceleration:

RSUs	Nil	Nil	Nil	Nil

PGSUs(3)	$16,294,622	$7,399,896	Nil	Nil

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites(4)	$39,837	$21,984	$33,466	$22,727

Job Relocation Counselling Service (up to 18 months)(5)	$20,000	$15,000	$15,000	$15,000

Total	$24,058,685	$12,662,535	$5,507,649	$3,778,809

b) Change in Control (No Termination)

Total	Nil	Nil	Nil	Nil

(1)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2025, Mr. Hill would have been entitled to receive $26,169,148, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan, and (b) the aggregate payments and benefits pursuant to his termination agreement.

(2)

For the purposes of this analysis, the Cash Severance for each NEO is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 73.

(3)

The amounts stated in the table represent the product of: (a) the number of PGSUs eligible for accelerated vesting because of the Change in Control termination, and (b) $43.55 (the closing share price of Barrick Shares on the NYSE on December 31, 2025, pursuant to the PGSU Plan). For Mr. Rich and Ms. Bahamin who are U.S. taxpayers, pursuant to the PGSU Plan, unvested PGSU awards are not eligible for accelerated vesting and will continue to vest in accordance with their normal vesting schedules in compliance with section 409A of the Internal Revenue Code.

(4)

The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for eligible NEOs. The annual amounts shown are denominated in U.S. dollars. The total costs have then been multiplied by two pursuant to the Change in Control Plan.

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Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health / Medical	Total	Multiple	Continued Benefits and Perquisites

M. Hill	$8,883	$11,035	$19,918	2x	$39,837

S. Bock	$10,260	$732	$10,992	2x	$21,984

D. Rich	$6,167	$10,566	$16,733	2x	$33,466

P. Bahamin	$4,265	$7,099	$11,363	2x	$22,727

(5)

The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of $20,000 for Mr. Hill and $15,000 for Messrs. Bock and Rich and Ms. Bahamin.

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Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which Barrick Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key individuals and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options to acquire Barrick Shares under the Amended and Restated Plan, but no options have been granted to Non-Executive Directors since 2003. No options have been granted from the Amended and Restated Plan since 2015. Non-Executive Directors are not eligible to participate in the 2004 Plan, and no options have been granted from the 2004 Plan since 2013. In 2013, the Compensation Committee decided to cease granting options as a component of executive compensation going forward. None of the NEOs have outstanding stock options and, as of February 27, 2026 (the last trading day preceding March 1, 2026), there are no outstanding options under the Amended and Restated Plan or the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2025 and March 1, 2026 regarding Barrick Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Barrick Shares available for issuance under each such plan.

Equity Compensation Plans

Option Plans Approved by Shareholders	Number of Barrick Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Barrick Shares Available for Future Issuance Under Option Plans (c)
	As at December 31, 2025	As at March 1, 2026	As at December 31, 2025	As at March 1, 2026	As at December 31, 2025	As at March 1, 2026

Amended and Restated Plan	Nil	Nil	N/A	N/A	6,480,212	6,480,212

2004 Plan	Nil	Nil	N/A	N/A	7,604,512	7,604,512

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Shares Issuable	35,000,000 Barrick Shares.	16,000,000 Barrick Shares.

Total Barrick Shares Issued and Issuable as of March 1, 2026	22,244,288 Barrick Shares, or 1.33% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(1)	8,395,488 Barrick Shares, or 0.50% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(2)

Options Available for Issue as of March 1, 2026	6,480,212 options available for grant, or 0.39% of the Company’s issued share capital.	7,604,512 options available for grant, or 0.45% of the Company’s issued share capital.

Options Issued in 2025	No options were issued in 2025.	No options were issued in 2025.

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	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Barrick Shares to be optioned to any optionee together with any Barrick Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Shares on the date of the grant.

The total number of Barrick Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of Barrick Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Barrick Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares and (b) limits the number of Barrick Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares.

(1)

As of February 27, 2026 (the last trading day preceding March 1, 2026), 22,244,288 Barrick Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.33% of the Company’s outstanding capital as of that date. As of December 31, 2025, there were no options outstanding to purchase Barrick Shares under the Amended and Restated Plan, taking into account options that have been exercised, forfeited, or cancelled.

(2)

As of February 27, 2026 (the last trading day preceding March 1, 2026), 8,395,488 Barrick Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.50% of the Company’s outstanding capital as of that date. As of December 31, 2025, there were no options outstanding to purchase Barrick Shares under the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of Barrick Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of 10 years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

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Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of Barrick Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of Barrick Shares at the time of grant, and (b) the market price of Barrick Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event an option would otherwise expire during or within 10 business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue, or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to, or approval by, the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 78 of this Circular, in 2013 the Compensation Committee decided to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

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Burn Rate of our Option Plans

The table below sets out the burn rate of the Amended and Restated Plan and the 2004 Plan for the three most recently completed fiscal years. The “burn rate” is defined as the number of options granted in a fiscal year divided by the weighted average number of Barrick Shares outstanding in that year. No options were granted in 2023, 2024, or 2025.

Burn Rates	As at December 31, 2023	As at December 31, 2024	As at December 31, 2025
Amended and Restated Plan	N/A	N/A	N/A
2004 Plan	N/A	N/A	N/A

Directors’ and Officers’ Indemnification

Subject to the provisions of the BCBCA, our Articles provide that we will indemnify a current or former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. We have also entered into indemnity agreements with directors and officers of the Company in respect of the foregoing. If we become liable under the terms of such indemnity agreements and/or our Articles, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “EBITDA”, “Adjusted EBITDA”, “Adjusted EBIT”, “Adjusted Net Earnings”, “Free Cash Flow”, “Total Cash Costs per ounce”, and “All-in Sustaining Costs per ounce”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

EBIT and Adjusted EBIT

EBIT is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs; and
•	Finance income.

Adjusted EBIT is Adjusted EBITDA less depreciation. Other companies may calculate these measures differently. Please refer to the next section for a description of EBITDA, Adjusted EBITDA and a table that reconciles these non-GAAP measures to the most directly comparable IFRS measure.

EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

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Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues—as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.

Net leverage is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

EBITDA, adjusted EBITDA, attributable EBITDA, attributable EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, attributable EBITDA margin, and net leverage differently.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)	For the years ended December 31

	2025	2024	2023

Net earnings	$7,154	$3,088	$1,953

Income tax expense	1,651	1,520	861

Finance costs, net[1]	138	143	83

Depreciation	1,906	1,915	2,043
EBITDA	10,849	6,666	4,940

Impairment charges (reversals) of non-current assets[2]	12	(457)	312

Acquisition/disposition gains[3]	(1,107)	(24)	(364)

Loss on currency translation	3	39	93

Other expense adjustments[4]	823	249	96

Income tax expense, net finance costs[1], and depreciation from equity investees	732	532	397

Adjusted EBITDA	11,312	7,005	5,474

Non-controlling interests	(3,155)	(1,820)	(1,487)

Attributable EBITDA	8,157	5,185	3,987

Revenues – as adjusted[5]	13,950	10,724	9,411

Adjusted EBITDA margin[6]	58%	48%	42%

	As at 12/31/2025	As at 12/31/2024	As at 12/31/2023

Net leverage[7]	-0.2:1	0.1:1	0.1:1

1	Finance costs exclude accretion.

2

There were no significant impairment charges or reversals in 2025. Net impairment reversals for 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.

3	Acquisition/disposition gains for 2025 relate to the sale of our 50% interest in the Donlin Gold project, our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project.

4

Other expense adjustments for 2025 mainly relate to the settlement payment to the Government of Mali in November 2025, the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, and reduced operations costs at Loulo-Gounkoto. Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations, a customs and royalty settlement at Tongon, interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.

5	Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 69 of Barrick’s Q4 MD&A and Financial Statements.

6	Represents Attributable EBITDA divided by revenues—as adjusted.

7	Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;

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•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Other items that are not indicative of the underlying operating performance of our core mining business; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses, and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2025	2024	2023
Net earnings attributable to equity holders of the Company	$ 4,993	$2,144	$ 1,272
Impairment charges (reversals) related to non-current assets[1]	12	(457)	312
Acquisition/disposition gains[2]	(1,107)	(24)	(364)
Loss on currency translation	3	39	93
Significant tax adjustments[3]	(89)	137	220
Other expense adjustments[4]	823	249	96
Non-controlling interest[5]	(116)	(170)	(98)
Tax effect[5]	(380)	295	(64)
Adjusted net earnings	$ 4,139	$ 2,213	$ 1,467
Net earnings per share[6]	2.93	1.22	0.72
Adjusted net earnings per share[6]	2.42	1.26	0.84

1

There were no significant impairment charges or reversals in 2025. Net impairment reversals for 2024 mainly relate to long-lived asset impairment reversals at Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.

2	Acquisition/disposition gains for 2025 relate to the sale of our 50% interest in the Donlin Gold project, our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project.

3

Significant tax adjustments in 2025 primarily relate to the foreign currency remeasurement of tax balances, the resolution of uncertain tax positions and the recognition of deferred tax assets. Significant tax adjustments for 2024 primarily relate to the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.

4

Other expense adjustments for 2025 mainly relate to the settlement payment to the Government of Mali in November 2025, the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, and reduced operations costs at Loulo-Gounkoto. Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations, a customs and royalty settlement at Tongon, interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.

5	Non-controlling interest for 2025 primarily relates to other expense adjustments and tax effect for 2025 primarily relates to acquisition/disposition gains.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

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Free Cash Flow and Attributable Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Attributable free cash flow starts with free cash flow and adds our attributable share of free cash flow from our equity investees and subtracts the free cash flow attributable to the non-controlling interests. Management believes these to be useful indicators of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow and attributable free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow and Attributable Free Cash Flow

($ millions)	For the years ended December 31
	2025	2024	2023
Net cash provided by operating activities	$7,689	$4,491	$3,732
Capital expenditures	(3,821)	(3,174)	(3,086)
Consolidated free cash flow	$3,868	$1,317	$646
Free cash flow applicable to equity investees	585	553	465
Non-controlling interests	(1,616)	(779)	(712)
Attributable free cash flow	$2,837	$1,091	$399

Total cash costs per ounce and All-in sustaining costs per ounce

Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick) (WGC). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall gold operations basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and costs allocated to by-products. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

We believe that our use of total cash costs and all-in sustaining costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow from the gold operations portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce and all-in sustaining costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

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Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per ounce information in dollars)	For the years ended December 31
	2025	2024	2023
Cost of sales applicable to gold production	7,357	7,226	7,178
Depreciation	(1,588)	(1,641)	(1,756)
Total cash cost of sales applicable to equity method investments	435	316	260
Costs allocated to by-product credits	(334)	(247)	(252)
Other[1]	(237)	14	18
Non-controlling interests[2]	(1,655)	(1,623)	(1,578)
Total cash costs	3,978	4,045	3,870
General & administrative costs	222	115	126
Minesite exploration and evaluation costs[3]	27	37	40
Minesite sustaining capital expenditures[4]	1,896	2,217	2,076
Sustaining leases	26	30	30
Rehabilitation - accretion and amortization (operating sites)[5]	66	66	63
Non-controlling interest, copper operations and other[6]	(787)	(874)	(824)
All-in sustaining costs	5,428	5,636	5,381
Ounces sold - attributable basis (000s ounces)[7]	3,318	3,798	4,024
Cost of sales per ounce[8,9]	1,697	1,442	1,334
Total cash costs per ounce[9]	1,199	1,065	960
All-in sustaining costs per ounce[9]	1,637	1,484	1,335

1	Other

Other adjustments for 2025 include the removal of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto of $283 million (2024: $nil; 2023: $nil).

2	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $2,308 million for 2025 (2024: $2,189 million; 2023: $2,192 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon up until its sale on December 1, 2025, North Mara and Bulyanhulu. Refer to note 5 to the Financial Statements for further information.

3	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects.

4	Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

5	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

6	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon up until its sale on December 1, 2025, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali and Porgera. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)	For the years ended
Non-controlling interest, copper operations and other	2025	2024	2023
General & administrative costs	(35)	(14)	(9)
Minesite exploration and evaluation costs	(7)	(10)	(14)
Rehabilitation - accretion and amortization (operating sites)	(21)	(21)	(21)
Minesite sustaining capital expenditures	(724)	(829)	(780)
All-in sustaining costs total	(787)	(874)	(824)

7	Ounces sold – attributable basis

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

8	Cost of sales per ounce

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

9	Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

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Technical Information

The scientific and technical information in this Circular has been reviewed and approved by Tricia Evans, a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025. Mineral reserve and mineral resource data, including tonnes, grades, and ounces, for the Group and all of the mines and projects referenced in this Circular is set out below. For further information, please refer to the Mineral Reserves and Mineral Resources Tables included in pages 75 to 84 of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Totals may not sum correctly due to rounding.

Barrick proven reserves of 390 million tonnes grading 1.38 g/t, representing 17 million ounces of gold, and 520 million tonnes grading 0.38%, representing 2.0 million tonnes of copper. Probable reserves of 2,300 million tonnes grading 0.91 g/t, representing 68 million ounces of gold, and 3,400 million tonnes grading 0.47%, representing 16 million tonnes of copper. Measured resources of 570 million tonnes grading 1.45 g/t, representing 26 million ounces of gold, and 740 million tonnes grading 0.36%, representing 2.7 million tonnes of copper. Indicated resources of 4,200 million tonnes grading 0.95 g/t, representing 130 million ounces of gold, and 5,300 million tonnes grading 0.40%, representing 21 million tonnes of copper. Inferred resources of 1,300 million tonnes grading 1.0 g/t, representing 43 million ounces of gold, and 1,400 million tonnes grading 0.3%, representing 4.2 million tonnes of copper.

Gold Equivalent Ounces

Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of (I) $1,500/oz gold and $3.25/lb copper for 2025, (ii) $1,400/oz gold and $3.00/lb copper for 2024, and (iii) $1,300/oz gold and $3.00/lb copper for 2023.

All gold equivalent ounces are reported to the second significant digit.

Reserve Replacement

Reserve Replacement measures attributable reserve gains in gold equivalent ounces calculated from the cumulative net change in attributable reserves in gold equivalent ounces(a) from the most recently completed year and the trailing two years (excluding any attributable acquisitions or divestments).

Reserve Replacement percentage is calculated from the cumulative net change in attributable reserves in gold equivalent ounces(a) from the most recently completed year and the trailing two years divided by the cumulative depletion in attributable reserves in gold equivalent ounces from the most recently completed year and the trailing two years as set forth in the table below (excluding attributable acquisitions and divestments):(b)

Year	Attributable P&P Gold Equivalent Ounce(a) (Moz)	Attributable P&P Gold Equivalent Ounce(a) Depletion (Moz)	Attributable P&P Gold Equivalent Ounce(a) Net Change (Moz)

2023(c)	105	(6.0)	6.7

2024(d)	176	(6.1)	79

2025(e)	171	(5.1)	1.4

2023 – 2025 Total(f)	N/A	(17.2)	87

(a)

Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of (i) $1,500/oz gold and $3.25/lb copper for 2025, (ii) $1,400/oz gold and $3.00/lb copper for 2024, and (iii) $1,300/oz gold and $3.00/lb copper for 2023. All gold equivalent ounces are reported to the second significant digit. For further details, see “Gold Equivalent Ounces”.

(b)

Complete mineral reserve and mineral resource data for all mines and projects referenced in this Circular, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included in pages 75 to 84 of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

(c)

As of December 31, 2023, proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Conversions may not recalculate due to rounding.

(d)

As of December 31, 2024, proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper. Conversions may not recalculate due to rounding.

(e)

As of December 31, 2025, proven mineral reserves of 390 million tonnes grading 1.38g/t, representing 17 million ounces of gold, and 520 million tonnes grading 0.38%, representing 2.0 million tonnes of copper. Probable reserves of 2,300 million tonnes grading 0.91g/t, representing 68 million ounces of gold, and 3,400 million tonnes grading 0.47%, representing 16 million tonnes of copper. Conversions may not recalculate due to rounding.

(f)	Totals may not appear to sum correctly due to rounding.

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SCHEDULE A

ADDITIONAL CORPORATE GOVERNANCE DISCLOSURE

We aim to be the world’s most valued gold and copper mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

In the section entitled “Our Governance and Leadership Structure” below, we explain in detail how our structure works and delineate clearly and specifically the responsibilities of our Board, our Chairman, our Lead Director, our President and Chief Executive Officer, and our Executive Leadership Team.

The Board regularly and carefully reviews and enhances our corporate governance policies and practices. Our corporate governance policies and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Chairman, Lead Director, and President and Chief Executive Officer, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics and our Disclosure Policy. Detailed information on the committees of the Board (Audit & Risk, Compensation, and ESG & Nominating) can be found under the heading “Committees of the Board” beginning on page 26 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate, which is reviewed annually by the Board, is set out in Schedule B of this Circular.

The Board’s primary supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans and budgets, sustainability strategy, climate change strategy, based on Barrick’s long-term gold price and copper price assumptions, respectively, non-core asset disposition strategy, dividend strategy, succession planning, and initiatives to increase Board and senior leadership diversity. The Board is also provided with regular updates on any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives.

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Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we identify, manage, and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant committees of the Board on the effectiveness of key control activities.

Our distinctive and authentic partnership model reflects our belief that complex matters are better understood and managed by a team of partners working together, especially in identifying, assessing, and reducing risk. Our lean, decentralized model has led to more collaboration, better decision making, and faster communication and problem solving. By further decentralizing our corporate office, we have accelerated the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Audit & Risk Committee, which is composed entirely of independent directors. The Audit & Risk Committee also oversees the design and execution of Barrick’s financial risk management programs. Through this committee, the Board also oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit & Risk Committee also provides oversight over the Business Assurance function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk-taking. Through the ESG & Nominating Committee, also composed entirely of independent directors, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The ESG & Nominating Committee is also responsible for liaising with the Audit & Risk Committee on risks relating to ESG matters.

The Weekly Executive Review, which is held among the President and Chief Executive Officer, the Senior Executive Vice-President, Chief Financial Officer, the Chief Development Officer, the Chief Legal and Policy Officer, the Chief Global Affairs Officer, and the Chief Human Resources Officer; other key executives including our regional Chief Operating Officers; and other senior management, is the main forum to raise and discuss risks facing our operations and organization more broadly. At quarterly meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

During 2025, we continued to provide the Audit & Risk Committee with concise and relevant risk information to facilitate its oversight of key risks facing the Company and how they are being managed, including new, emerging, and long-term risks that may have a material impact on the Company’s business model and long-term prospects. In-depth briefings were delivered on specific topics to provide a more detailed understanding of risks and management’s risk mitigation strategies, where appropriate. For example, during 2025, in-depth briefings were provided to the Audit & Risk Committee on key operational and geopolitical risks and mitigation strategies across the Company’s portfolio, including political and economic uncertainty in Mali and regular updates on the status of negotiations with the Government of Mali in respect of the previous disputes regarding the Loulo-Gounkoto mine, Barrick’s strategies to mitigate the impact of higher input costs on our operations, security risks in certain of the locations where the Company does business, such as the DRC, Mali, Pakistan and Papua New Guinea, the potential impacts of infectious diseases, such as Ebola, Malaria, Marburg and Mpox, at certain sites, potential risks and opportunities related to the future development of the Reko Diq project, tailings facility management, Barrick’s tax strategy and key legacy and emerging tax risks across Barrick’s portfolio of assets, and Barrick’s engagement with its host countries to secure our license to operate. Barrick incorporates scenario analysis in respect of climate-related risks, including shifts in temperature, precipitation, and more frequent severe weather events, into its risk management.

In addition, the Audit & Risk Committee received an in-depth briefing in 2025 from the Vice-President, Group Information Technology on cybersecurity strategy, including with respect to ongoing improvements to Barrick’s cybersecurity capabilities, enhancements to end-user security, training initiatives and penetration testing, and artificial intelligence risks and opportunities. The Audit & Risk Committee was also updated on Barrick’s financial plan and the performance dividend policy and share buyback program.

In September 2025, three independent directors completed a site visit to the Nevada Gold Mines to monitor operational progress and growth opportunities. In November 2025, four independent directors completed a site visit to the Pueblo Viejo mine to monitor operational progress and evaluate key issues and risks, including with respect to the new tailings storage facility project along with the current resettlement project.

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Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit & Risk Committee. The Audit & Risk Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise-level risks, including cybersecurity risks.

Through the Audit & Risk Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit & Risk Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. At each of its meetings, the Audit & Risk Committee meets with the external auditor and the head of Barrick’s Business Assurance function as part of its regular in camera session, in addition to a review of compliance-related matters contemplated by its mandate. Through the ESG & Nominating Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

Our Sustainability Vision, Mission, and Guiding Principles

Our corporate vision sets out what sustainability means at Barrick and is rooted in the belief that to operate successfully, we must deliver long-term value to all of our stakeholders and manage our impacts on the wider environment. Focusing on sustainability has long been of critical importance to Barrick and is entrenched in our Company DNA.

We also believe that fundamental sustainability concepts such as climate resilience, responsible management of water use, biodiversity protection, and poverty eradication are inextricably linked and are best managed holistically. Our sustainability strategy is therefore built on four interconnected pillars: contributing to the social and economic development of our host countries and communities; protecting the safety and health of our people; respecting human rights; and minimizing our impact on the natural environment.

Investors are encouraged to review our Sustainability Report to see how we work toward making a positive difference in the lives of employees, stakeholders, business partners, and host communities around the world. The Sustainability Report describes our long-term sustainability goals, our performance against them, and our contributions to wider society. Among other things, the Sustainability Report, which aligns with the requirements of the TCFD, outlines Barrick’s GHG emissions reduction targets.

Barrick has a scientifically-based emissions-reduction roadmap, which targets at least a 30% reduction in GHG intensity emissions by 2030 against the 2018 baseline of 0.47 t CO2-e per tonne of ore processed. Ultimately, Barrick’s vision is net zero GHG emissions by 2050, achieved primarily through GHG emissions reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. Barrick’s Scope 3 (indirect emissions in our value chain) emissions work continues, and updated targets were published in 2025 and can be accessed at www.barrick.com/sustainability. Barrick’s 2025 Sustainability Report, expected to be available in Q2 2026, will also be available at www.barrick.com/sustainability.

Human Capital Management and Succession Planning

We strive to be a global employer of choice that attracts, develops, and retains the best people who share our vision, and values. We engage employees and contractors across the globe and empower them to work in safer, more productive, and more sustainable ways every day. We are committed to advancing and promoting a diverse and inclusive culture across our business that inspires and supports the growth of our employees, strengthens host communities, and shapes a more sustainable business. Our Board and Executive Committee actively oversee our talent strategy.

We benefit from having director nominees with experience and expertise in talent development, leadership succession, and workforce allocation. The Board is regularly updated on the Company’s talent pipeline, succession readiness, and human capital priorities. The effectiveness of this strategy is assessed annually as part of the Strategic Execution measure of the Long-Term Company Scorecard (which accounts for up to 15% of LTI awards for our Partners) and tracked as part of our annual sustainability reporting. Talent is also a core topic at Weekly Executive Reviews.

Our human capital strategy, including our approach to diversity and inclusion, is designed to support operational continuity, leadership depth, disciplined execution, and the delivery of sustainable growth across the business. Our focus areas are summarized below.

Leadership and Talent Development

We approach leadership and talent development with the same rigor and discipline we apply to our business strategy. Our approach is anchored in developing and promoting the right internal talent and selectively hiring external talent where required, with an emphasis on local recruitment, for career opportunities across our global organization.

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We invest in our people through world-class training and development programs that are country-based and tailored to local needs, covering technical, behavioral, and informal learning. We provide focused and accelerated career progression support, including meaningful stretch assignments, shadowing and mentorship opportunities, and global placement opportunities. We engage in detailed discussions around talent development and succession planning at all levels of our organization. We also maintain a comprehensive global database of employee skills and development plans.

Our approach to leadership and talent development training is summarized below.

Operational and behavioral training	Early talent and technical pathways	Leadership and management development programs
Company-wide training programs focused on building core technical and operational capability, supported by values-driven behaviors that reinforce safety and disciplined execution.	Structured early talent and technical development pathways designed to build critical skills and support long-term technical depth across key disciplines.	Targeted leadership and management development programs aimed to building leadership capability and accelerating the development of high-potential talent.

2025 Initiatives

✓ **Strengthening Early Talent Professional Development**
Continued investment in internships, graduate, bursary and Compass programs across regions to build long-term technical depth and support local talent development. These programs emphasize practical, on-site experience, mentoring, and progressive responsibility to support continuity of skills and future workforce needs.

✓ **Expansion of Leadership Development through Barrick Academy**
Expanded delivery of Barrick Academy as Barrick's core leadership development platform into both our North American and Latin American regions after a successful launch in the Africa and Middle East region. Barrick Academy continued to strengthen leadership capability at the frontline levels through our Foundational Leadership and Management programs focused on accountability, decision-making, and disciplined execution.

✓ **Targeted Development of High-Potential and Emerging Leaders**
Focused development initiatives for high-potential employees and emerging leaders, including individual development plans, mentoring, accelerated development opportunities and Management Development programs. These initiatives are designed to build leadership readiness, broaden operational experience, and support succession planning for critical roles across the organization.

✓ **Building Technical Capability and Operational Readiness**
Ongoing investment in technical skills development and operational readiness programs to strengthen capability in priority operational and technical roles. These initiatives include structured training, competency assessments, and targeted upskilling in areas critical to safe, efficient, and reliable operations.

Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. The Board reviews senior leadership succession and has in place succession plans based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. A talent assessment process is used throughout the organization to review the capabilities and potential of our current and emerging leaders and to assist with development and succession planning. The Company also has in place an emergency succession plan to deal with any situation that requires the immediate replacement of the President and Chief Executive Officer.

At each regularly scheduled Board meeting, the Board receives a Human Resources Report covering succession planning, recruitment, development considerations, and retention of senior leaders and individuals who have been identified as high-potential executives. We conduct annual talent assessment reviews that maintain the Board’s visibility of the Company’s best talent. These reviews involve reviewing individual profiles, identifying current, short-term and long-term readiness levels, building individual development plans, and creating succession slates to ensure that our business has the right skills in the right roles to deliver on our objectives. By meeting regularly with our senior Partners and high-potential individuals across the organization, our directors get to know the potential future leaders of the Company.

The Board’s deep focus on talent development and succession planning allowed Barrick to seamlessly fill the roles of President and Chief Executive Officer, Senior Executive Vice-President, Chief Financial Officer, and Chief Development Officer with highly-qualified internal candidates with broad support across the organization and a keen understanding of who we are and how we work.

Diversity and Inclusion

Diversity and inclusion are essential for a modern mining business. As an equal opportunity employer, our policy is to appoint the best person to the job based on individual strengths, irrespective of gender, race, disability, ethnicity, religious belief, or sexual orientation. We have made significant investments to build an effective multicultural and multigenerational workforce that is equipped to take on

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the challenges of a changing world. Our strategy to achieve a more diverse and engaged workplace continues with our enduring focus in the following areas:

•	Prioritizing local hiring to grow the cultural and ethnic diversity of our workforce, and building the skills and capabilities of our host country workers.

•	Doing our part to right the gender imbalance in the male-dominated mining industry. We recruit and develop women at all levels in our workforce, from internship to management.

•

Recruiting and training the next generation of talent with the potential to become future leaders of the Company. As the mining industry’s recruitment pool shrinks, we offer young people exceptionally rewarding career opportunities in a world-class business.

•	Fostering an inclusive environment where our employees feel that all voices are heard, all cultures and differences respected, and all perspectives welcome.

As part of Barrick’s evolving operating model, the President and Chief Executive Officer, together with the Executive Leadership Team, maintain structured engagement with the regional and site leadership teams through regular business and performance reviews conducted in advance of Board meetings. This approach reflects a model of increased regional accountability, supported by clear performance expectations and direct oversight by senior leadership.

Local Workforce and Gender Diversity

In 2025, 96% of our workforce, including 69% of site leadership teams, were host country nationals, and we contributed approximately $7.13 billion to the purchase of goods and services from in-country businesses.

In 2025, 18% of all new hires were women. We promoted gender diversity across the organization, including by providing career workshops and targeted leadership development initiatives. We worked with local governments to remove barriers to employment for women. We partnered with local communities to change cultural norms around the value of women’s employment and economic empowerment.

Diversity Initiatives

Diversity Policy

Barrick has had a formal Diversity Policy since 2015. Subsequently, the Board amended the Diversity Policy to include a target for at least 30% of directors to be women, and the Board began disclosing the number and proportion of directors who self-identify as racially and/or ethnically diverse.

In considering directors for nomination to the Board, the Diversity Policy requires the Board and the ESG & Nominating Committee to consider diversity criteria, such as gender, age, ethnicity, disability, diversity of thought, and geographical background. In addition, the Diversity Policy requires the ESG & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. In particular, the Diversity Policy requires the ESG & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. In furtherance of the target set forth in the Diversity Policy, the ESG & Nominating Committee will strive to maintain a Board in which women represent at least 30% of directors. As appropriate, Barrick retains an external search firm to identify potential candidates who meet the Board’s expertise, skills, and diversity criteria and to help Barrick achieve its diversity objectives.

Similarly, at the senior leadership level, the Diversity Policy requires the Board, the Chairman, and the President and Chief Executive Officer to consider diversity criteria, including gender, age, ethnicity, disability, diversity of thought, and geographical background, as well as the level of representation of women in senior leadership positions, in making senior leadership appointments. The Diversity Policy does not, however, establish any mandatory quotas regarding the representation of women in senior leadership, including executive officer positions, because the Board does not believe that mandatory quotas necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business.

Every year, the ESG & Nominating Committee reviews the Diversity Policy and assesses the Company’s progress against its objectives. This review enables the ESG & Nominating Committee, on an ongoing basis, to assess the effectiveness of the Diversity Policy. The results of the ESG & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

Barrick’s full Diversity Policy can be found on its website at www.barrick.com.

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Board Diversity

If all director nominees are elected at the Meeting, women will represent one-third of all Barrick’s directors, and one-third of our directors will self-identify as racially and/or ethnically diverse. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and cultural background.

The current Board members range in age from 52 to 79 years and have experience conducting business across the regions where Barrick operates. Our Board nominees possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, engineering, finance, law, infrastructure, media, government, energy, oil and gas, manufacturing, and technology.

Senior Leadership Diversity

Barrick is committed to promoting diversity, including gender diversity, among its senior leadership. The company considers the level of female representation and the other indicia of diversity when deliberating on hires and promotions for all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications.

As of March 26, 2026, there are five women in senior vice-president and vice-president roles at Barrick, comprising 16% of the Company’s vice-president group, and one of the Company’s executive officers is a woman (11%). Women comprise 17% of our Partners.

Diversity Policy Assessment

Each year, the ESG & Nominating Committee conducts an assessment of the Diversity Policy by comparing the diversity characteristics and profiles of the Board and executive team as of the current year relative to the prior year. The profile of the Board continues to represent a broad range of geographies, age groups, education, and experience.

The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that, when independent advisors are retained, they are instructed to present a diverse list of candidates. As of March 26, 2026, the percentage of female executive officers is 11% (i.e., 1 of 9).

The representation of women on our Board and in executive officer, Partner, and senior vice-president and vice-president positions for the last three years is as follows:

	March 20, 2024				March 27, 2025		March 26, 2026

Category	Number		Percentage		Number	Percentage	Number		Percentage

Board of Directors	4 of 11	(1)	36	%(1)	4 of 10	40%	3 of 9	(2)	33	%(2)

Executive Officers	3 of 16		19%		3 of 17	18%	1 of 9		11%

Partners	5 of 37		14%		5 of 36	14%	6 of 36		17%

Senior Vice-Presidents and Vice-Presidents (excluding Executive Officers)	2 of 21		10%		2 of 19	11%	4 of 23		17%

Senior Vice-Presidents and Vice-Presidents (including Executive Officers)	5 of 37		14%		5 of 36	14%	5 of 32		16%

(1)

Mr. Michael Evans retired from the Board effective April 30, 2024. Following his retirement and with the re-election of all of our 10 directors at the 2024 Meeting, women comprised four of our 10 directors (40%).

(2)	Ms. Isela Costantini will retire from the Board at the Meeting. Prior to her retirement, women represented four of our 10 directors (40%).

Evaluating Our President and Chief Executive Officer and Other Senior Officers

The Board has approved position descriptions and committee mandates, and has established a management evaluation process.

The Chairman conducts an annual performance evaluation of the President and Chief Executive Officer with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such evaluation. The Compensation Committee recommends to the Board the annual compensation of the President and Chief Executive Officer. The compensation of the President and Chief Executive Officer is approved by our independent directors. For 2025, this same process was applied to the

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Group Chief Operating Officer and Interim President and Chief Executive Officer prior to his appointment as President and Chief Executive Officer in February 2026.

The Compensation Committee reviews and approves the annual compensation of the other senior officers based on the annual performance evaluation of such officers and the compensation recommendations provided by the President and Chief Executive Officer. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies regarding the performance of each individual executive as measured against the API Scorecard and on the performance of the Company as measured against the Long-Term Company Scorecard. In 2025, the Compensation Committee further increased the weighting of quantifiable, company-wide measures in the API Scorecard to 70% and commensurately reduced the weighting of individual components to strengthen alignment with Company-wide performance, including safety, cost, and production metrics. Executive compensation is considered in the context of the overall stewardship and governance of the Company.

A more detailed description of the criteria and methodology applied in 2025 to assess performance and determine the compensation of our President and Chief Executive Officer and other senior officers is set out beginning on page 36.

Communications and Shareholder Engagement

Transparent communication is essential to our success, including with our shareholders. We regularly engage with our shareholders on all aspects of our business. We strive to ensure that our approach to corporate governance and executive compensation framework can respond to the evolving demands of the business environment and our Company.

Our Disclosure Policy and Shareholder Engagement Policy are available on our website at www.barrick.com/about/governance.

Our disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

Barrick is pleased to host a virtual format for this year’s Meeting. Shareholders can participate by following the instructions in this Circular regardless of location. Our online portal allows our shareholders to ask questions of the Board and management and to vote their Barrick Shares. As in past years, Barrick is also offering a live webcast of the Meeting which can be viewed on our website at www.barrick.com/investors/agm. More information can be found in “Meeting and Voting Information – Voting Procedures” beginning on page 5.

Shareholders can contact the Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Chairman

Barrick Mining Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: chairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact our independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Mining Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

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Shareholders can contact the President and Chief Executive Officer by mail or email at:

Attention: President and Chief Executive Officer

Barrick Mining Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Mining Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: 416-307-7474

Email: investor@barrick.com

Our Governance and Leadership Structure

Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard. Our Executive Leadership Team was restructured in 2025 to comprise only Barrick’s six most senior executive officer positions. A smaller c-suite with fewer reports is better tailored to our Company’s current needs and priorities. The new team is tighter and more agile. It can respond faster and more effectively to an ever-accelerating world. It can set strategy with greater focus and drive it with greater urgency.

A broader Executive Committee assists the Executive Leadership Team in setting strategy and allocating people and capital.

Regional Chief Operating Officers determine how best to maximize the long-term value of their business, with advice and assistance from the Executive Committee and other corporate office experts. These regional leaders work with our regional teams to maintain and enhance our license to operate, building partnerships of depth with host governments and communities.

Position descriptions for the Chairman, the Lead Director, and the President and Chief Executive Officer, along with Board committee mandates, can be found on our website at www.barrick.com/about/governance.

Partners

Our priorities are executed by our partnership, established in 2015. As at March 26, 2026, we have 36 Partners, 9 of whom are executive officers. Partners consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation; and a capacity to motivate and inspire others. Our Partners approach their work with a balance of boldness and prudence. As owners of the Company, they rise and fall together with shareholders. A significant portion of their total compensation is long-term, in the form of PGSUs which convert to Barrick Shares that are subject to the achievement of market-leading minimum common share ownership requirements that reinforce our ownership culture. Ongoing membership is contingent upon superior performance and leadership. Those who underperform lose their Partner status and its associated benefits.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Chairman and the Board. The President and Chief Executive Officer has overall responsibility for, subject to the oversight of the Chairman and the Board, managing the Company’s business on a day-to-day basis, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Chairman, execution of the Company’s strategic priorities. In fulfilling his executive role, the President and Chief Executive Officer acts within the authority delegated to him by the Chairman and the Board. Among other things, the President and Chief Executive Officer also: (i) monitors operational performance and the strategic direction of the Company; (ii) manages the Company’s internal control framework; (iii) develops appropriate capital, corporate, and management structures to ensure the Company’s objectives are met; and (iv) reports to the Chairman and where appropriate, the Board, on the progress being made by the Company with regard to its strategic objectives, along with the Company’s short-, medium-, and long-term plans.

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Chairman

The Chairman is appointed by the Board and, as his primary functions, provides leadership and direction to the Board, and facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate. In connection with the transition of Mr. Thornton to the role of Chairman in February 2024, an updated position description of the Chairman was approved by the Board pursuant to which, in addition to the responsibilities applicable to all other directors, the Chairman’s responsibilities include, among other things, (i) in consultation with the President and Chief Executive Officer, scheduling and setting the agenda for Board meetings; (ii) presiding over meetings of the Board and assuming primary responsibility for the Board’s operation and functioning; (iii) ensuring the Board has adequate resources, reviewing the adequacy and timing of Board materials, and ensuring the appropriate flow of information between management and the Board; (iv) providing leadership to the Board in overseeing the Company’s strategy and supervising management’s progress against the Company’s strategic goals; (v) monitoring Board committees in carrying out and reporting responsibilities delegated by the Board; (vi) providing input to the ESG & Nominating Committee on recommendations to the Board for nomination of new directors and Board committee chairs, and on succession plans for the Chairman, Lead Director, and committee chair positions; (vii) ensuring that Board functions are effectively carried out and, where functions have been delegated to Board committees, that the results are reported to the Board on a timely basis; (viii) ensuring that the interests of various stakeholders are considered by the Board; (ix) receiving concerns addressed to the Board from key stakeholders about the Company’s governance, strategy, corporate conduct, business integrity, sustainability and executive compensation programs, and consulting with the President and Chief Executive Officer and other directors, where appropriate, to determine appropriate responses; and (x) taking all reasonable steps to ensure that Board decisions are implemented.

In connection with his leadership and direction of the Board, the Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. The Chairman serves as a liaison between the Board and the President and Chief Executive Officer and facilitates communications between the Board and the Company’s shareholders (including, where appropriate, speaking on behalf of the Board or the Company and representing the Board at official functions and meetings with major shareholders, governments, and other key stakeholders). The Chairman is also responsible for conducting an annual performance evaluation of our President and Chief Executive Officer with input from the Lead Director, and for evaluating Board effectiveness.

Lead Director

Because the Chairman is a former executive who is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of the transition in February 2027, Barrick will continue to have a Lead Director for so long as the Chairman is not independent, and the independent directors will continue to elect an independent director to serve as Lead Director following each annual meeting.

The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. The Board has adopted a robust Lead Director position description, which includes, among other things, the following authority and responsibilities:

•	Consulting with the Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Chairman is absent or in circumstances where the Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the independent directors, or the Board, as required;

•	Briefing the Chairman on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions;

•

Facilitating communication between the independent directors and the Chairman, including by presenting the Chairman’s views, concerns, and issues to such directors and raising with the Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Chairman between Board meetings and assisting with informing or engaging with independent directors;

•	Overseeing the annual Board and directors evaluation process;

•

Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Providing input in respect of the Chairman’s annual performance evaluation of the President and Chief Executive Officer;

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•

Providing leadership to the Board if circumstances arise in which the Chairman may be (or may be perceived to be) in conflict, and in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

In 2025, the Board appointed Ms. Loreto Silva as Lead Director. In succeeding Mr. J. Brett Harvey after more than a decade in the role, Ms. Silva brings fresh perspectives and renewed focus to build upon Mr. Harvey’s achievements in strengthening the Company’s governance and fostering Board renewal. In her role as Lead Director, Ms. Silva plays a fundamental role in a number of key Board initiatives, including consulting with the Chairman regarding the agenda and associated materials for all Board meetings, chairing meetings of the independent directors, facilitating communication between the independent directors and the Chairman, and providing input into the Chairman’s annual performance evaluation of the President and Chief Executive Officer.

Corporate Governance

Through the ESG & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The ESG & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company, provided that the number of additional directors appointed cannot exceed one-third of the current directors (excluding those appointed as additional directors). The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The ESG & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The ESG & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its three standing committees. To promote this objective, the ESG & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

Nominees for membership to the Board are recommended to the Board by the ESG & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. New candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

We have continued to renew our Board. In 2025, we appointed Pekka Vauramo to our Board. Mr. Vauramo brings more than two decades of experience successfully leading global companies, including most recently in the mining services sector. In 2026, following a rigorous search and selection process, we were pleased to add Robert Samek to our Board. Mr. Samek brings exceptional industry knowledge and insights from his distinguished career as a senior adviser to some of the natural resource industry’s biggest companies and his insights and global perspective will be invaluable in helping drive Barrick’s strategy.

Since January 1, 2019, we have nominated ten new directors to the Board, including four women directors with diverse backgrounds. This evolution of our Board demonstrates our commitment to thoughtfully refreshing our Board.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Chairman, the Lead Director, and Board committee chairs.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees. These Guidelines set out how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders. All directors satisfied this requirement in 2025. Additionally, the Corporate Governance Guidelines establish a minimum share ownership requirement for directors. All directors except Messrs. Samek and Vauramo, have met their shareholder ownership requirements. Mr. Samek has until February 4, 2031 and Mr. Vauramo has until May 6, 2030 to meet their share ownership requirements.

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Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines, which are available on our website at www.barrick.com/about/governance. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Chairman or, in the case of the Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The ESG & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors and does not have a retirement age policy for directors as the Board believes that term limits and mandatory retirement are arbitrary mechanisms for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service or age. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under-performance. See “Annual Performance Assessments” on page 102.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must annually make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company, other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company), that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit & Risk Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards, and for members of the Compensation Committee, as required by the NYSE Standards. All members of the Audit & Risk Committee and the Compensation Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees and compensation committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)

the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)

an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

(g)

a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)

a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

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(i)

a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues. With the assistance of the ESG & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that six of the nine individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Non-Independence
Mark F. Hill	✓		✓	President and Chief Executive Officer of the Company
Helen Cai	✓		✓	Senior Executive Vice-President, Chief Financial Officer of the Company
Brian L. Greenspun		✓
J. Brett Harvey		✓
Anne N. Kabagambe		✓
Robert A.P. Samek		✓
Loreto Silva		✓
John L. Thornton(1)			✓	Executive Chairman of the Company within the last three years
Pekka J. Vauramo		✓

(1)

Mr. Thornton transitioned to the role of Chairman of the Company, a non-executive position, effective as of February 13, 2024. Because the Chairman is a former executive, the Chairman is deemed to not be independent for purposes of applicable securities laws and stock exchange rules until the third anniversary of the transition.

Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve, except that members of the Audit & Risk Committee who serve on the audit committees of more than two other public companies require the approval of the Board and a determination that such service will not impair the ability of such member to contribute effectively to the Audit & Risk Committee. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order for directors to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 26, 2026, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•

an in camera session follows every Board meeting (including special meetings), at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

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Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third-party vendors. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. The Code forms the cornerstone of Barrick’s compliance program and was most recently reviewed in 2025 to reflect best practices and ensure that Barrick continues to hold itself to the highest standards of ethical business conduct. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

•	accurate financial controls and records;

•	avoidance of conflicts of interest;

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President and Chief Executive Officer or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted. The Code was developed in consultation with the Audit & Risk Committee. The Board monitors compliance with the Code through the Audit & Risk Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. At a minimum, once each year, employees are required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code is available on Barrick’s website at www.barrick.com/about/governance and on SEDAR+ at www.sedarplus.ca.

Conflict of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the BCBCA specifically address conflicts of interest involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual

Barrick Mining Corporation | 2026 Circular	99

business partner of the Company without the prior written approval of the Chairman and the Chair of the ESG & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Chairman and the Chair of the ESG & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Division 3 of Part 5 of the BCBCA addresses conflicts of interest of a director of a British Columbia company, such as Barrick. Among other things, the BCBCA provides that a director of a corporation who: (a) has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose that interest. Disclosure must be in writing to the directors, must include the nature and extent of the disclosable interest and must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the company’s records office. If a director has a disclosable interest in a contract or transaction proposed to be entered into with Barrick, the director may not vote on any resolution to approve the contract or transaction. The director is, however, entitled to be counted in the quorum for the Board meeting. The BCBCA contains a number of exemptions for particular situations, including certain contracts or transactions with wholly owned subsidiaries, a contract of indemnity or insurance for the director, and contracts or transactions relating to the remuneration of the director in his or her capacity as a director, officer, agent, or employee of the company or an affiliate.

Related Party Transactions

Barrick has instituted a number of procedural safeguards designed to ensure that any related party transactions are identified and addressed in accordance with the requirements of our Code and applicable law. As noted above, under the Code all directors and executive officers are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. In addition, each year, directors and executive officers are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related party transactions or conflicts of interest that could be material to the Company. The information disclosed in these questionnaires is then cross referenced against payments made by the Company to ensure compliance with our internal protocols and our Code. The Audit & Risk Committee reviews related party transactions as part of its oversight of the Company’s Code compliance program. The ESG & Nominating Committee reviews related party transactions involving directors as part of its annual director independence assessment. Where appropriate, the Board will form a committee of independent directors to review and evaluate a potential related party transaction that is material to the Company. There were no material related party transactions reported in 2025.

For purposes of the foregoing, a “related party” of the Company includes, among other things, (i) any director or executive officer of the Company, (ii) an immediate family member of a director or executive officer, (iii) any entity controlled or jointly controlled by any such persons, and (iv) a person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Anti-Hedging Policy

The Company has a formal Anti-Hedging Policy prohibiting all directors, officers, senior vice-presidents, vice-presidents, Partners covered by the Partnership Plan, and others from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our Anti-Hedging Policy ensures that our interests and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit & Risk Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/about/governance.

PwC is independent within the meaning of the rules of the Public Company Accounting Oversight Board and, as required by the relevant SEC rules, Barrick’s lead audit partner at PwC rotates every five years (including most recently in February 2026). In addition, the Audit & Risk Committee has adopted the Audit Services Policy for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

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As part of its annual evaluation of the performance and effectiveness of Barrick’s auditor, the Audit & Risk Committee considered various factors, including: PwC’s ability to exercise independent judgment and objectivity in the course of its audit; its global capabilities relative to the global business of the Company; its familiarity with Barrick’s operations and business, accounting policies and practices, and internal controls over financial reporting; appropriateness of fees; and tenure, during which the Audit & Risk Committee evaluated the benefits of long tenure in light of the controls in place to safeguard auditor independence.

The Audit & Risk Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s Articles, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

In addition to meeting with the Chairman, the President and Chief Executive Officer, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several days, which address multiple topics that are critical to understanding our business. In 2025, the topics covered at these orientation sessions included:

•

Regional Operations Overview: Overview of each of Barrick’s operating regions; operational targets and regional growth strategies; key assets and related risks and opportunities; business improvement initiatives; health and safety; environment; workforce diversity; and major projects.

•	Capital Projects Overview: Overview of key growth and sustaining capital projects; capital initiatives; and principal investment risks and mitigation strategies.

•

Finance Function: Overview of the financial aspects of Barrick’s business and assets, including free cash flow generation strategy; cost management initiatives; financial risk oversight and cost and liability management; balance sheet management, share buybacks, and dividends strategy; supply chain and inventory management; GHG supply chain management; digital initiatives; license to operate initiatives; and portfolio production outlook.

•	Mineral Resource Management: Overview of Barrick’s approach to mineral resource management; reserve replacement plans for key assets; strategic filters driving investment; and case study review.

•

Exploration and Growth: Overview of Barrick’s mineral exploration process; Barrick’s exploration profile and outlook; Barrick’s exploration system, process, and strategy; and license to operate and ESG principles in the exploration context.

•

Human Resources: Overview of Barrick’s talent management strategy approach to succession planning and talent development and training; labor and industrial relations; Barrick’s emphasis on diversity and inclusion; approach to executive compensation; compensation and share ownership philosophy; shareholder engagement; partner and non-partner compensation; and digital cost-reduction initiatives in the human resources context.

•

Strategic Matters: Overview of Barrick’s strategic matters function and responsibilities; investment filters and approach to identifying, considering, and evaluating strategic opportunities (including acquisitions, divestitures, joint ventures, and other opportunities to unlock shareholder value); summary and analysis of recent select transactions; and director responsibilities for strategic oversight of the Company.

•

Legal and Corporate Governance: Overview of Barrick’s legal department, including corporate and regional responsibilities, litigation management, and strategic matters and transactional responsibilities; director duties and responsibilities; key Company policies and guidelines; corporate governance principles; and public disclosure obligations.

•

Sustainability and ESG: Overview of Barrick’s sustainability and ESG priorities, policies and practices, and Sustainability Scorecard; Barrick’s climate change strategy; sustainability and ESG oversight; stakeholder engagement strategy and sustainability disclosure.

•

Audit Approach: Introduction of the external auditing team; overview of the approach to auditing and the interaction between the independent auditor and Barrick; and details of accounting matters unique to the mining industry.

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•

Communications and Investor Relations: Overview of Barrick’s communications and investor relations function and strategy; key responsibilities and communications streams; and management of internal communications.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•

participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•	participate in continuing education sessions that are incorporated into every regularly scheduled Board meeting and certain meetings of committees of the Board; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

Board Educational Sessions Held in 2025

In 2025, the directors attended the educational sessions set out below.

Date	Topic of Educational Session

May 6, 2025	Portfolio Rationalization Overview of industry M&A activity and portfolio rationalization opportunities.	✓		✓	✓	✓		✓	✓	✓		✓		✓

August 8, 2025	Industry Review Review of strategic trends and developments in the global gold mining industry and competitive landscape; and overview of long-term gold and copper market outlook.	✓		✓	✓	✓		✓	✓	✓		✓		✓

September 8, 2025	Nevada Gold Mines Site Visit Site visit to Nevada Gold Mines to monitor operational progress and growth opportunities.			✓					✓			✓

November 7, 2025

Autonomous Mining

Overview of technological advances in mining logistics and autonomous haulage; potential impacts on safety; productivity, cost reduction, and sustainability; and potential future developments.

		✓		✓	✓	✓		✓	✓	✓		✓		✓

November 8, 2025	Pueblo Viejo Mines Site Visit Site visit to the Pueblo Viejo mine to monitor operational progress and evaluate key issues risks.		✓				✓				✓		✓

(1)	Messrs. Christopher Coleman and Andy Quinn ceased to be directors on May 6, 2025.

(2)	Mr. van Beurden ceased to be a director on November 23, 2025.

Annual Performance Assessments

The Board, its committees, and individual directors participate in an annual assessment process. For 2025, the Lead Director jointly interviewed the directors to obtain feedback on priorities, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director provided individual feedback to directors based on the peer reviews.

Clawback Policy and Executive Officer Recovery Policy

Barrick’s Clawback Policy subjects incentive compensation paid or granted to the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Chief Operating Officer, Africa and Middle East; Chief Human Resources Officer; General Counsel and Chief Compliance Officer; and other select senior employees to clawback in cases of a material financial

102	Barrick Mining Corporation | 2026 Circular

misstatement or a determination by the Board that wrongful conduct had occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. The full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

In addition to the Clawback Policy, in November 2023, Barrick adopted an Executive Officer Recovery Policy that complies with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the applicable NYSE Standards which, among other things, requires Barrick to promptly recover any specified incentive compensation received by any current or former executive officer in the event of an accounting restatement required due to material noncompliance by the Company with any financial reporting requirements under securities laws applicable to the Company in connection with its listing on the NYSE. The foregoing summary is for informational purposes only and is qualified by the full text of our Executive Officer Recovery Policy, which is available on our website at www.barrick.com/about/governance.

Report on Voting Results from the 2025 Annual and Special Meeting

The voting results on the matters submitted to the Company’s annual and special meeting of shareholders held on May 6, 2025 were as follows:

Item 1: Election of Directors

Nominee	Votes For	% For	Votes Withheld	% Withheld

D. Mark Bristow	1,020,378,227	98.5%	15,416,258	1.5%

Helen Cai	1,010,295,881	97.5%	25,498,604	2.5%

Isela A. Costantini	1,005,499,131	97.1%	30,295,354	2.9%

Brian L. Greenspun	983,079,618	94.9%	52,714,867	5.1%

J. Brett Harvey	942,971,604	91.0%	92,822,881	9.0%

Anne N. Kabagambe	1,015,871,620	98.1%	19,222,865	1.9%

Loreto Silva	1,014,662,624	98.0%	21,131,861	2.0%

John L. Thornton	883,067,332	85.3%	152,727,153	14.7%

Ben van Beurden	1,025,415,531	99.0%	10,378,954	1.0%

Pekka J. Vauramo	1,005,397,114	97.1%	30,397,341	2.9%

Item 2: Appointment of Auditor

Votes For	% For	Votes Withheld	% Withheld

1,074,381,424	93.2%	77,936,649	6.8%

Item 3: Advisory Resolution on Executive Compensation Approach

Votes For	% For	Votes Against	% Against

945,831,487	91.3%	90,362,970	8.7%

Item 4: Name Change Resolution

Votes For	% For	Votes Against	% Against

1,131,229,279	98.1%	21,482,618	1.9%

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Mining Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its committees.

The Board’s responsibilities include:

Oversight of Management

1.	Adopting a succession planning process and participating in the selection, appointment, and development of the Chairman, the Chief Executive Officer and other senior executives.

2.

Through the Environmental, Social, Governance & Nominating Committee and the Compensation Committee, adopting a process for the evaluation and compensation of the Chairman, Chief Executive Officer, and other senior executives.

3.

Through the actions of the Board and its individual directors and through the Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Chairman, the Chief Executive Officer and other senior executives of the Company, and that the Chairman, the Chief Executive Officer and other senior executives create a culture of integrity throughout the Company.

4.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

5.

Developing and approving position descriptions for each of the Chairman and the Chief Executive Officer and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

6.

Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

7.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

8.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

9.	Approving annual and, either directly or through the Audit & Risk Committee, quarterly financial statements and the release thereof by management.

10.

Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

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Business Strategy

11.

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

12.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

13.

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

14.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

15.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

16.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairperson of the Environmental, Social, Governance & Nominating Committee.

Corporate Governance

17.

Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

18.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

19.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

20.

Developing and approving position descriptions for each of the Lead Director and the Chairperson of each Board committee and measuring the performance of those acting in such capacities against such position descriptions.

21.

Overseeing, through the Environmental, Social, Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

22.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

Barrick Mining Corporation | 2026 Circular	105

SCHEDULE C

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) AWARDS

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from three to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on a multi-year performance assessment evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long- Term Incentive	100% of Long-Term Incentive (LTI) Awards.
Term

Awards granted vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period), plus a requirement to hold Barrick Shares until the earlier of achieving the share ownership requirements or until termination of employment.

Vesting Criteria

PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversaries of the date of grant, subject to further holding restrictions. If the corresponding anniversary of the grant date falls during a Blackout Period, the vesting date is on the second trading day following the expiration of the Blackout Period. Barrick Shares must be held until the earlier of achieving the applicable share ownership requirement (after which any Barrick Shares in excess of the requirement may be sold) or termination of employment or resignation. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Barrick Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the LTI award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant

Conversion from dollar value to units based on the volume-weighted average trading price of Barrick Shares on the last five Trading Days immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the Grant Date occurs during a Blackout Period or during the five Trading Days immediately following a Blackout Period, based on the five day volume-weighted average trading price following the expiration of the Blackout Period.

Vesting

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of Barrick Shares on the TSX or the NYSE, as applicable, on the vesting date multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable) having vested.

Post-Vesting Treatment, Prohibitions, and Restriction Period

•

When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third-party administrative agent to purchase Barrick Shares on the open market.

•

Barrick Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until the earlier of achieving the minimum share ownership requirements or termination of employment.

•

Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Barrick Shares.

•

Restricted Shares are held by the third-party administrative agent through termination of employment (unless sold in accordance with the terms of the PGSU Plan) and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

106	Barrick Mining Corporation | 2026 Circular

Characteristics (cont’d)	Description (cont’d)

Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor (as defined in the PGSU Plan)).

•

For termination without cause, prorated portion of unvested PGSUs vest based on actual performance achieved and proportion of vesting period worked; all remaining unvested PGSUs lapse and are forfeited.

•

For resignation, all unvested PGSUs lapse and are forfeited.

•

For retirement (defined as age 60 for the purposes of the Plan), unvested PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor during the continued vesting period. If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all PGSUs that have not vested at such time lapse and are forfeited. If retirement occurs prior to a Change in Control, any remaining unvested PGSUs will vest and be paid out on or before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon termination of employment.

	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•

Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

— 50% of the Restricted Shares on the Termination Date;

— 25% of the Restricted Shares on the first anniversary of the Termination Date; and

— 25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares upon the occurrence of a bona fide third-party take-over bid provided that the take-over bid is successfully completed.

Barrick Mining Corporation | 2026 Circular	107

Characteristics (cont’d)	Description (cont’d)
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

•

For Restricted Shares, dividends are paid in cash as and when declared on Barrick Shares (other than stock dividends or other distributions paid in the form of additional Barrick Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.

•

Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•

Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy and the Executive Officer Recovery Policy. For details, the full text of these policies are available on our website at www.barrick.com/about/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)

The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

108	Barrick Mining Corporation | 2026 Circular

SCHEDULE D

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) AWARDS

Characteristics	Description
Maximum Potential Award	100% of the target number of RSUs granted.
Minimum Award	100% of the target number of RSUs granted, subject to clawback.
Term	33 months.
Vesting Criteria	Vest up to three years from the date of grant.
Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant

Conversion from dollar value to units based on the volume-weighted average trading price of Barrick Shares on the last five Trading Days immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the Grant Date occurs during a Blackout Period or during the five Trading Days immediately following a Blackout Period, based on the five day volume-weighted average trading price following the expiration of the Blackout Period.

Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.
Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the volume-weighted average trading price of Barrick Shares on the TSX or the NYSE, as applicable, on the last five Trading Days immediately preceding the vesting date multiplied by the number of RSUs (including dividend equivalents accrued during the vesting period, where applicable). The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.
Post-Vesting Treatment, Prohibitions, and Restriction Period	The Compensation Committee has the discretion to apply restrictions on sale, transfer, encumbrance, or other disposition on any awards settled in After-Tax Shares.
Clawback	RSUs are subject to the Clawback Policy and the Executive Officer Recovery Policy. For details, the full text of these policies are available on our website at www.barrick.com/about/governance.

Barrick Mining Corporation | 2026 Circular	109

BARRICK

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Paper | Supporting responsible forestry
FSC® C132107
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